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ARRANGEMENT
involving
ALLSTREAM INC.
and
MANITOBA TELECOM SERVICES INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF ALLSTREAM INC.
TO BE HELD ON
MAY 12, 2004

NOTICE OF ANNUAL AND SPECIAL MEETING
AND
ALLSTREAM INC. MANAGEMENT PROXY CIRCULAR

April 8, 2004

(continuation of cover page)

NOTICE TO UNITED STATES SHAREHOLDERS

        Securities issued in the Arrangement will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the 1933 Act and applicable exemptions under state securities laws. Securities issued in the Arrangement will be freely transferable under United States federal securities laws, except for securities held by persons who are deemed to be "affiliates" of Allstream Inc. ("Allstream") prior to the effectiveness of the Arrangement or to be "affiliates" of Manitoba Telecom Services Inc. ("MTS") at the time of any resale of such securities. Such securities held by "affiliates" may be resold by them only in transactions permitted by the resale provisions of Rule 145(d) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. See "Regulatory Matters — Qualification for Trading — United States". Securities to be issued in the Arrangement will not be quoted on Nasdaq. See "Investment Considerations Relating to MTS Shares — Lack of U.S. Market for MTS Shares".

        This Circular has been prepared in accordance with the disclosure requirements of Canada. Allstream shareholders should be aware that such requirements are different from those of the United States. The financial information of Allstream and MTS which is included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and may not be comparable to financial statements of United States companies. The principal differences between Canadian GAAP and United States generally accepted accounting principles as they apply to Allstream are summarized in Note 21 to Allstream's consolidated financial statements as at December 31, 2003 and for the period from April 1, 2003 to December 31, 2003, which are incorporated by reference in this Circular.

        Enforcement by Allstream Shareholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that Allstream and MTS are organized under the laws of a jurisdiction other than the United States, that some of their officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Allstream, MTS and such persons may be located outside the United States. Allstream Shareholders may not be able to sue Allstream or MTS or their directors and officers in a foreign court for violations of U.S. securities laws. It may be difficult to compel Allstream, MTS or their affiliates to subject themselves to a U.S. court's judgment.

        NONE OF THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT CONTEMPLATED HEREBY HAVE BEEN APPROVED OR DISAPPROVED BY ANY CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Certain information concerning tax consequences of the Arrangement for Allstream Shareholders who are United States taxpayers is set forth in "Certain Tax Considerations for Allstream Shareholders — Certain United States Federal Income Tax Considerations" and "Certain Tax Considerations for Allstream Shareholders — Certain Canadian Federal Income Tax Considerations — Allstream Shareholders Not Resident in Canada". Allstream Shareholders should be aware that the transaction contemplated hereby may have tax consequences both in Canada and in the United States. Such consequences for investors may not be described fully herein.

        Allstream Shareholders should be aware that MTS or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be acquired or distributed or exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

April 8, 2004

Dear Allstream Shareholders:

        The Board of Directors cordially invites you to attend the annual and special meeting of shareholders of Allstream Inc. ("Allstream") to be held at 11:00 a.m. (Toronto time) on Wednesday, May 12, 2004 at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario.

        At the meeting, shareholders will be asked to approve, among other things, an arrangement (the "Arrangement") involving the acquisition by Manitoba Telecom Services Inc. ("MTS") of all of the outstanding Class A voting shares and all of the outstanding Class B limited voting shares of Allstream. Based in Winnipeg, Manitoba, MTS is Manitoba's pre-eminent, full-service communications company. The effect of the Arrangement will be the combination of the strengths of one of North America's most profitable communications providers with one of Canada's largest and most profitable alternative communications solutions providers. The Arrangement creates a financially strong company with blue chip clients in Canada and the United States, with service offerings in all segments of the industry.

        Under the Arrangement, shareholders of Allstream will receive for each of their Allstream shares (i) $23.00 in cash, and (ii) 1.0909 of either common shares of MTS (for qualifying Canadian residents) or Class B convertible non-voting shares of MTS (for non-Canadian residents or non-qualifying Canadian residents). The TSX has conditionally approved for listing the MTS common shares and MTS Class B convertible non-voting shares issuable pursuant to the Plan of Arrangement subject to satisfaction of customary conditions and subject to meeting distribution requirements.

        It is important that your Allstream shares be represented at the annual and special meeting. Whether or not you are able to attend, we urge you to complete, sign and date the enclosed form of proxy and return it in the envelope provided or by fax to 416-368-2502 (Attention: Proxy Department) not later than 5:00 p.m. (Toronto time) on Monday, May 10, 2004. Voting by proxy will not prevent you from voting in person if you attend the annual and special meeting, but will ensure that your vote will be counted if you are unable to attend. You are urged to read this material carefully. If you require any assistance in completing your proxy, please call CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500.

        We also encourage all Allstream shareholders to complete and return the enclosed Letter of Transmittal (printed on blue paper), together with the certificate(s) representing your Allstream shares to CIBC Mellon Trust Company at the address specified in the Letter of Transmittal, whether or not you intend to declare that you are a resident of Canada. The Letter of Transmittal is the document which will allow you to declare that you are a resident of Canada for purposes of receiving common shares of MTS upon the consummation of the Arrangement. The Letter of Transmittal also contains other procedural information relating to the Arrangement and should be reviewed carefully. Please be aware that a properly completed Letter of Transmittal must be received by CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on the Deposit Date, which is expected to be May 14, 2004. IF YOU FAIL TO DELIVER A DULY COMPLETED LETTER OF TRANSMITTAL BY THE DEPOSIT DEADLINE (OR IF YOU HAVE NOT DECLARED ON THE LETTER OF TRANSMITTAL THAT YOU ARE A RESIDENT OF CANADA), YOU WILL NOT BE ENTITLED TO RECEIVE COMMON SHARES OF MTS IN EXCHANGE FOR YOUR ALLSTREAM SHARES.

        Included with this letter, in addition to the proxy form and the Letter of Transmittal, is a notice of the annual and special meeting and management proxy circular (the "Circular"). The Circular contains a detailed description of the Arrangement, including a summary of certain information in the Circular beginning on page 3. We have provided the brief description of the Arrangement below to assist you in making your decision, but you should consider carefully all of the information in the Circular and all of the information incorporated by reference in the Circular. If you require assistance, consult your financial, legal or other professional advisors.

        In order to effect the Arrangement, shareholders of Allstream will also be asked to rescind the Allstream shareholder rights plan agreement at the annual and special meeting.

        The Board of Directors has considered the Arrangement at length and has unanimously determined that the Arrangement is fair to the shareholders of Allstream and is in the best interests of Allstream. The Board of Directors came to these determinations based on, among other things, the opinion of Allstream's financial advisor, Scotia Capital Inc., that, as of the date of its opinion, the consideration offered under the Arrangement is fair, from a financial point of view, to the shareholders of Allstream. Accordingly, the Board of Directors unanimously recommends that shareholders vote FOR the Arrangement and FOR the rescission of the Allstream shareholder rights plan agreement.

        Subject to obtaining court and other regulatory approvals, if shareholders of Allstream approve the Arrangement, it is anticipated that the Arrangement will be completed in late May or early June 2004.

        On behalf of Allstream, we would like to thank all shareholders for their ongoing support as we prepare to take part in this important event in the history of Allstream.

Yours very truly,

Purdy Crawford Chairman of the Board of Directors	John T. McLennan Vice-Chairman and Chief Executive Officer

ALLSTREAM INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Allstream Inc. (the "Corporation") will be held in the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada, on Wednesday, May 12, 2004 at 11:00 a.m. (Toronto time) for the following purposes:

  1.
  to consider, pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated April 8, 2004 and, if deemed advisable, to pass a special resolution (the "Allstream Arrangement Resolution") of the Class A voting shares ("Allstream Class A Shares") and the Allstream Class B limited voting shares ("Allstream Class B Limited Voting Shares" and, together with the Allstream Class A Shares, the "Allstream Shares") of the Corporation voting as one class, to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by Manitoba Telecom Services Inc. ("MTS") of all of the outstanding Allstream Shares in exchange for (i) cash and (ii) either common shares of MTS or Class B convertible non-voting shares of MTS, all as more particularly described in the accompanying management proxy circular of the Corporation (the "Circular");

  2.
  to consider and, if deemed advisable, to pass an ordinary resolution (the "Rights Plan Resolution") of the Allstream Class A Shares and the Allstream Class B Shares (other than any such Allstream Shares held by an Allstream shareholder that is not an Independent Shareholder, as such term is defined in the Corporation's shareholder rights plan) voting together as one class to approve the rescission of the Corporation's shareholder rights plan agreement, and all of the provisions thereof, immediately prior to the effectiveness of the Arrangement;

  3.
  to receive the consolidated financial statements of the Corporation for the period from April 1, 2003 to December 31, 2003, together with the auditors' report thereon;

  4.
  to elect the directors of the Corporation, each to hold office until the next annual meeting of shareholders of the Corporation, unless otherwise replaced prior thereto following the consummation of the Arrangement;

  5.
  to re-appoint KPMG LLP as independent auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration; and

  6.
  to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

        The board of directors of the Corporation has fixed the close of business on April 2, 2004 as the record date for determining shareholders of the Corporation who are entitled to receive notice of the Meeting.

        The Arrangement, the Allstream Arrangement Resolution and the Rights Plan Resolution are described in the Circular, which forms part of this Notice of Meeting. The full texts of the Allstream Arrangement Resolution and the Rights Plan Resolution are set out in Appendix A and Appendix B, respectively, to the Circular.

        The Circular, form of proxy and Letter of Transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting.

        Registered holders of Allstream Shares have a right to dissent in respect of the Allstream Arrangement Resolution and to be paid an amount equal to the fair value of their Allstream Shares. This right is described in the Circular. The dissent procedures require that a registered holder of Allstream Shares who wishes to dissent must send to Allstream (i) c/o CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, Canada M5L 1G9 (Attention: Special Projects) and c/o CIBC Mellon Trust Company, P.O. Box 12005, STN BRM B, Toronto, Ontario, M7Y 2K5 (Attention: Stock Transfer Services) or (ii) by facsimile transmission to 416-643-3148 (Attention: Special Projects) and to (416) 368-2502 (Attention: Stock Transfer Services) to be received by it not later than 5:00 p.m. (Toronto time) on the business day immediately before the Meeting, a written notice of objection to the Allstream Arrangement Resolution and otherwise comply strictly with the dissent procedures as set out in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right of dissent. See "Dissenting Shareholders' Rights" in the Circular. Beneficial owners of Allstream Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED OWNERS OF ALLSTREAM SHARES ARE ENTITLED TO DISSENT.

        Dated at Toronto, Ontario on April 8, 2004.

By Order of the Board of Directors,

Scott Ewart Secretary

        Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Allstream Inc., c/o CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, or by fax to Allstream Inc. c/o CIBC Mellon Trust Company at 416-368-2502 (Attention: Proxy Department). Proxies must be received by no later than 5:00 p.m. (Toronto time) on May 10, 2004 or, in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the date to which the Meeting is adjourned or postponed. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chair of the Meeting, at any time prior to the commencement of the Meeting or any adjournment or postponement thereof. If you require any assistance in completing your proxy, please call CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500.

        You should complete the Letter of Transmittal enclosed with this Circular and deliver it with your share certificates to the Depositary by 5:00 p.m. on the Deposit Date, which is expected to be May 14, 2004, in accordance with the instructions contained in the Letter of Transmittal, whether or not you intend to make a declaration of Canadian residency. Failure to deliver a duly completed Letter of Transmittal (or a Letter of Transmittal which does not contain a declaration of Canadian residency), will result in the disentitlement to receive common shares of MTS upon the consummation of the Arrangement.

TABLE OF CONTENTS

Page
ALLSTREAM MANAGEMENT PROXY CIRCULAR	1
REPORTING CURRENCY AND FINANCIAL INFORMATION	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1
INFORMATION CONTAINED IN THIS CIRCULAR	1
SUMMARY OF PROXY CIRCULAR	3
THE TRANSACTION	14
Background to the Transaction	14
Reasons for the Transaction	15
Recommendation of the Board	16
Fairness Opinion	16
Required Shareholder Approvals	17
Arrangement Mechanics	18
Fractional Shares	20
Effect of the Arrangement on Share-Based Awards for Allstream Management and Employees	20
Rescission of Allstream Rights Plan	21
Eligibility for Investment in Canada	21
Interests of Management and Others in the Transaction	21
Intentions of Allstream Directors and Senior Officers	21
Indemnification of Directors and Officers of Allstream	22
OTHER TERMS OF THE ARRANGEMENT AGREEMENT	22
Conduct of Allstream's Business Pending the Effective Date	22
Covenants	22
Non-Solicitation Covenants	23
Representations and Warranties	25
Conditions to the Arrangement Becoming Effective	25
Effective Date of the Arrangement	27
Termination	27
Termination Fee and Expense Reimbursement	27
Expenses	28
MTS Issuer Bid	28
Proposal to Amend Articles of Incorporation of MTS	28
Court Approval of the Arrangement and Completion of the Transaction	28
PROCEDURE FOR EXCHANGE OF SHARE CERTIFICATES BY ALLSTREAM SHAREHOLDERS AND DISTRIBUTION OF MTS COMMON SHARE CERTIFICATES OR MTS CLASS B NON-VOTING SHARE CERTIFICATES	29
MTS AND ALLSTREAM AFTER THE TRANSACTION	30
Selected Pro Forma Consolidated Financial Information of MTS	31
Consolidated Capitalization of MTS	31
REGULATORY MATTERS	31
United States Federal Communications Commission	31
Competition Act	32
Qualification for Trading	32
Stock Exchange Listings	33
DISSENTING SHAREHOLDERS' RIGHTS	33
INFORMATION CONCERNING ALLSTREAM	36
Recent Developments	36
Principal Shareholders	37
Compensation of Named Executive Officers	37
Option Grants During Fiscal 2003	38
Financial Year-End Stock Option Values	39
Pension Plan	40
Executive Employment Agreements	41
Directors' and Officers' Insurance	42
Indebtedness of Directors, Executive Officers and Senior Officers	42
Report of the Human Resources and Compensation Committee on Executive Compensation	42
Senior Management Compensation Strategy	42
Base Salary	43
Annual Incentive Payments	43
Long Term Incentives	43
Senior Officer Stock Ownership Requirements	43
Employee Share Ownership Program	43
Selected Historical Consolidated Financial Information of Allstream	44
Capitalization of Allstream	44
Authorized Capital	44
Allstream Class A Shares	45
Allstream Class B Limited Voting Shares	45
Allstream Rights Plan	45
Trading History of Allstream Shares	46

i

Allstream Class A Shares	46
Allstream Class B Limited Voting Shares	46
Performance Graph	47
Dividends	47
Auditors, Registrar and Transfer Agent	47
Allstream Documents Incorporated by Reference	47
INFORMATION CONCERNING MTS	48
Selected Historical Consolidated Financial Information of MTS	49
MTS Share Capital	49
General	49
MTS Common Shares	50
MTS Preference Shares	50
MTS Class A Shares	50
MTS Class B Non-Voting Shares	50
Summary of Foreign Ownership and Individual Ownership Restrictions on MTS Common Shares	53
Trading History of MTS Common Shares	54
Dividends	54
Auditors, Transfer Agent and Registrar	55
MTS Documents Incorporated by Reference	55
INVESTMENT CONSIDERATIONS RELATING TO MTS SHARES	56
Possible Volatility of Stock Prices	56
Lack of U.S. Market for MTS Shares	56
Use of Allstream's Tax Losses	56
Risks of Integration	56
Risk Factors Associated with MTS	56
Operational Risk	57
Competitive Condition	57
Operating and Alliance Arrangements	57
Impact of Technological Change	57
Collective Agreements	57
Regulatory Environment	57
Changes in Creditworthiness or Security Ratings	58
Economic Fluctuations	58
SUMMARY COMPARISON OF SHAREHOLDER RIGHTS	58
CERTAIN TAX CONSIDERATIONS FOR ALLSTREAM SHAREHOLDERS	61
Certain Canadian Federal Income Tax Considerations	61
Allstream Shareholders Resident in Canada	61
Allstream Shareholders Not Resident in Canada	65
Certain United States Federal Income Tax Considerations	67
United States Holders of Allstream Shares	68
Non-United States Holders of Allstream Shares	70
Information Reporting and Backup Withholding	71
ELECTION OF DIRECTORS	72
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	76
BOARD SUPER-MAJORITY REQUIREMENTS	76
APPOINTMENT AND REMUNERATION OF AUDITORS	76
GENERAL PROXY INFORMATION	77
General	77
Record Date and Proxy Information	77
Non-Registered Holders	77
Voting Rights	78
Appointment of Proxyholders	78
Discretionary Authority of Proxies	79
Revocation of Proxies	79
LEGAL MATTERS	79
APPROVAL OF ALLSTREAM	80
GLOSSARY OF TERMS	81
APPENDIX A — ALLSTREAM ARRANGEMENT RESOLUTION	A-1
APPENDIX B — RIGHTS PLAN RESOLUTION	B-1
APPENDIX C — SCOTIA FAIRNESS OPINION	C-1
APPENDIX D — PLAN OF ARRANGEMENT	D-1
APPENDIX E — INTERIM ORDER	E-1
APPENDIX F — NOTICE OF APPLICATION	F-1
APPENDIX G — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	G-1
SCHEDULE A — ALLSTREAM'S CORPORATE GOVERNANCE PRACTICES	S-1
EXHIBIT A — MTS PRO FORMA FINANCIAL STATEMENTS	EA-1
EXHIBIT B — CONSENT OF MTS'S AUDITORS	EB-1
EXHIBIT C — CONSENT OF ALLSTREAM'S AUDITORS	EC-1

ii

ALLSTREAM MANAGEMENT PROXY CIRCULAR

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Allstream Inc. ("Allstream"). The accompanying form of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found on pages 81 to 87 of this Circular.

REPORTING CURRENCY AND FINANCIAL INFORMATION

        All amounts in this Circular are expressed in Canadian dollars ("$"), unless otherwise indicated. On April 7, 2004, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the noon spot rate of the Bank of Canada, was $1.313.

        Except as set forth below, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular, including the unaudited pro forma consolidated financial statements of MTS, have been prepared and presented in accordance with Canadian generally accepted accounting principles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference herein constitute "forward-looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this Circular that address future activities, events, developments or financial performance, including such things as anticipated economies of scale and cost synergies resulting from the Transaction and business strategies for the integration of the two companies, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking words such as "may", "should", "will", "could", "expect", "intend", "plan", "estimate", "anticipate", "believe", "future" or "continue" or the negative thereof or similar variations. These forward-looking statements are based on certain assumptions and analyses made by Allstream, MTS and their respective managements, in light of their experiences and their perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. Shareholders are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties, assumptions and other factors, many of which are outside of Allstream and MTS's control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other things, general economic and market factors, including interest rates, equity markets, business competition, changes in government regulations or in tax laws, and other factors discussed under "Investment Considerations Relating to MTS Shares" in this Circular and under "Risks and Uncertainties" contained in MTS's Management's Discussion and Analysis for the year ended December 31, 2003, which is incorporated by reference in this Circular. Such forward-looking statements should, therefore, be construed in light of such factors. Allstream and MTS are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

INFORMATION CONTAINED IN THIS CIRCULAR

        Unless otherwise indicated, the information contained in this Circular relating to MTS and to MTS and Allstream after the completion of the Transaction (including the financial information provided by MTS for the preparation of the unaudited pro forma consolidated financial statements of MTS) has been taken from or is based upon publicly available documents filed with the Ontario Securities Commission or provided by MTS for inclusion in this Circular and has not been independently verified by Allstream. In preparing the unaudited pro forma consolidated financial statements of MTS, MTS has relied upon the accuracy and completeness of certain financial information provided by Allstream and has not independently verified such information. Although Allstream has no knowledge that could indicate that any statements contained herein, taken from, or based on, such documents and records or information provided by MTS are untrue or incomplete, Allstream assumes no responsibility or liability for the accuracy or completeness of any information provided by MTS for inclusion in this Circular, except to the extent that such information has been expressed as having been provided by Allstream or has been derived from information provided to MTS by Allstream.

        The information contained in this Circular is given as at April 8, 2004, except where otherwise noted. No person has been authorized to give any information or to make any representations in connection with the Transaction other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by Allstream or MTS. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

        Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

SUMMARY OF PROXY CIRCULAR

        The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements appearing or referred to elsewhere in this Circular, including the Appendices, Schedules and Exhibits. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms found on pages 81-87.

The Transaction

        If the Allstream Arrangement Resolution is approved and all of the other conditions to closing of the Transaction are satisfied, MTS will acquire all of the outstanding Allstream Shares at a price per Allstream Share of $23.00 in cash, plus 1.0909 of the applicable MTS Shares. If the Allstream Arrangement Resolution is approved, the Arrangement will be implemented by way of a court-approved plan of arrangement under the CBCA. See "The Transaction".

Reasons for the Transaction

        The Board considered a number of factors in concluding that the Transaction is in the best interests of Allstream, including the following:

  •
  that the Arrangement consideration being offered to Allstream Shareholders represented a premium of approximately 19% over the closing price of the Allstream Shares on the TSX and Nasdaq on March 17, 2004, the trading day immediately prior to the announcement of the Transaction, based on the closing price of MTS Common Shares on the TSX of $53.30 on March 17, 2004 (on April 7, 2004, the trading day prior to the date of this Circular, the closing price of MTS Common Shares on the TSX was $51.27);

  •
  the opinion of Scotia Capital to the effect that as of March 17, 2004, subject to the limitations and assumptions set forth therein, the consideration offered by MTS to Allstream Shareholders under the Arrangement is fair, from a financial point of view, to Allstream Shareholders. See "Fairness Opinion";

  •
  that the Transaction will create a strong national competitor to Canadian ILECs;

  •
  that the Transaction broadens the market scope of the enterprise;

  •
  that the strong combined balance sheet of MTS following the consummation of the Transaction will provide significant financial flexibility, allowing the combined entity to become a platform for growth;

  •
  that the Transaction provides an opportunity to create value for shareholders through an effective use of Allstream's tax losses;

  •
  that the Transaction crystallizes the recent increase in Allstream's share price and enhances liquidity to Allstream Shareholders;

  •
  that the MTS Shares offered in connection with the Arrangement provide Allstream Shareholders with an opportunity to participate in the ownership of a larger, stronger company with substantial operations that is expected to be well-positioned to respond to opportunities and developments; and

  •
  that the Arrangement Agreement does not preclude the Board from considering and acting on a Superior Proposal, subject to the terms and conditions of the Arrangement Agreement.

  See "The Transaction — Reasons for the Transaction".

Recommendation of the Board

        The Board has unanimously determined that the Transaction is fair to Allstream Shareholders and is in the best interests of Allstream and Allstream Shareholders. Accordingly, the Board has approved the Transaction and unanimously recommends that Allstream Shareholders vote in favour of the Allstream Arrangement Resolution and the Rights Plan Resolution. See "The Transaction — Recommendation of the Board".

Scotia Capital Fairness Opinion

        Scotia Capital has delivered an opinion to the Board to the effect that, as of March 17, 2004, and subject to the limitations and assumptions set forth therein, the consideration offered under the Arrangement is fair, from a financial point of view, to Allstream Shareholders.

        The full text of the Scotia Capital Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Scotia Capital in rendering its opinion, is attached as Appendix C to this Circular. Allstream Shareholders are urged to read the Scotia Capital Opinion in its entirety. The summary of the Scotia Capital Opinion described in this Circular is qualified in its entirety by reference to the full text of the Scotia Capital Opinion. Scotia Capital provided its opinion solely for the information and assistance of the Board in connection with its consideration of the Transaction. The Scotia Capital Opinion is not a recommendation as to how Allstream Shareholders should vote with respect to the Arrangement. See "The Transaction — Fairness Opinion".

Shareholder Votes Required

        As an Allstream Shareholder, you should:

  •
  Vote on the Allstream Arrangement Resolution.  The approval of the Allstream Arrangement Resolution will require the affirmative vote of at least 66 2/3% of the votes cast by holders of outstanding Allstream Shares present in person or represented by proxy at the Meeting. Pursuant to the Interim Order, it was established that holders of Allstream Class A Shares and holders of Allstream Class B Limited Voting Shares will vote together as a single class on the Allstream Arrangement Resolution.

  •
  Vote on the Rights Plan Resolution.  The approval of the Rights Plan Resolution will require the affirmative vote of at least a majority of the votes cast by holders of outstanding Allstream Shares (other than holders that are not Independent Shareholders) present in person or represented by proxy at the Meeting. Pursuant to the Interim Order, it was established that holders of the Allstream Class A Shares and holders of Allstream Class B Limited Voting Shares will vote together as a single class on the Rights Plan Resolution.

        Both resolutions must be passed by the requisite majorities in order for Allstream to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. See "The Transaction — Required Shareholder Approvals".

Arrangement Mechanics

        Upon the Arrangement becoming effective, the outstanding Allstream Shares held by each Qualifying Allstream Shareholder will be transferred to and acquired by MTS in exchange for:

  (a)
  $23.00 cash per Allstream Share, and

  (b)
  that number of MTS Common Shares equal to the product of the total number of such Allstream Shares held by that Qualifying Allstream Shareholder multiplied by the Exchange Ratio.

        The outstanding Allstream Shares held by each Non-Qualifying Allstream Shareholder other than, (i) Allstream Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Allstream Shares held by such Dissenting Shareholder, and (ii) Allstream Shares held by MTS or any Subsidiary of MTS (which shall not be exchanged under the Arrangement and shall remain outstanding as Allstream Shares held by MTS or any Subsidiary of MTS), will be transferred by the holder thereof to and acquired by MTS in exchange for:

  (a)
  $23.00 cash per Allstream Share, and

  (b)
  that number of MTS Class B Non-Voting Shares equal to the product of the total number of such Allstream Shares held by that Non-Qualifying Allstream Shareholder multiplied by the Exchange Ratio.

        Any Affected Creditor that may be entitled to receive New Shares under the CCAA Plan but which has not received New Shares due to a dispute involving the Affected Creditor's claim under the CCAA Plan will, upon the determination of the Affected Creditor's claim under the CCAA Plan, receive for each New Share which the Affected Creditor would have been entitled to receive under the CCAA Plan:

  (a)
  $23.00 cash, and

  (b)
  that number of MTS Class B Non-Voting Shares equal to the Exchange Ratio.

        All RSUs outstanding will terminate and expire at the Effective Time. All Options that, prior to the Effective Time, have not been duly exercised, or agreed by holders of such Options and MTS to be exchanged for or into options to acquire MTS Common Shares, will terminate and expire at the Effective Time. All rights under the Allstream Deferred Share Unit Plans will terminate and expire immediately prior to the Effective Time and all existing obligations of Allstream thereunder will be satisfied.

        All rights under the Allstream Rights Plan will terminate and expire immediately prior to the Effective Time.

        You should complete the Letter of Transmittal enclosed with this Circular and deliver it to the Depositary by 5:00 p.m. (Toronto time) on the Deposit Date, which is expected to be May 14, 2004, in accordance with the instructions contained in the Letter of Transmittal, whether or not you intend to declare that you are a Resident of Canada. If you fail to deliver a properly completed Letter of Transmittal by the Deposit Deadline (or if you have not declared that you are a Resident of Canada), you will not be entitled to receive MTS Common Shares in exchange for your Allstream Shares.

        If you are an Eligible Holder, you are entitled to make an income tax election pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and in each case, where applicable, the equivalent provisions of provincial income tax law), with respect to the transfer of your Allstream Shares to MTS. See "The Transaction — Arrangement Mechanics".

Fractional Shares

        No certificates representing fractional MTS Shares will be delivered to any Allstream Shareholder otherwise entitled thereto as a result of the Arrangement. Instead, Allstream Shareholders otherwise entitled to a fractional interest in an MTS Share will receive a cash payment equal to such fractional interest multiplied by the then current market price of an MTS Share as determined by MTS in its discretion, acting reasonably. See "The Transaction — Fractional Shares".

Interests of Management and Others in the Transaction

        In considering the recommendation of the Board with respect to the Transaction, Allstream Shareholders should be aware that certain members of Allstream's management and the Board have certain interests in connection with the Transaction, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Transaction. The Board is aware of these interests and considered them along with the other matters described in "The Transaction — Reasons for the Transaction".

        Pursuant to the Arrangement Agreement, MTS has agreed that John T. McLennan, currently Vice Chairman and Chief Executive Officer of Allstream, will be appointed to the board of directors of MTS on the Effective Date. MTS has agreed that it will include Mr. McLennan in the slate of directors nominated by management of MTS for consideration at the 2004 annual meeting of MTS's shareholders. In addition, MTS has agreed pursuant to the Arrangement Agreement that it will take steps so that two other current directors of Allstream will be members of MTS's board of directors by no later than December 31, 2004.

        Allstream has change of control agreements with certain senior officers which provide for, among other things, a requirement to pay those officers up to two times their respective annual compensation if such officer's employment is terminated or there is a substantial adverse change or diminution of such officer's responsibility, within the first 18 or 24 months, depending on the senior officer, after a change of control of Allstream. The Transaction will constitute a change of control of Allstream for purposes of these agreements. See "Information

Concerning Allstream — Executive Employment Agreements" and "The Transaction — Interests of Management and Others in the Transaction". See also "Election of Directors" for a description of certain change of control arrangements with the Allstream directors.

Non-Solicitation Covenants

        In the Arrangement Agreement, Allstream has agreed not to, among other things solicit, assist, initiate or knowingly encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding any proposed Inconsistent Transaction. Nevertheless, Allstream is permitted to consider and accept a Superior Proposal under certain conditions. MTS has a five clear day period within which to exercise a right to match an Inconsistent Transaction that Allstream has determined to be a Superior Proposal. If the Board accepts a Superior Proposal, Allstream may be required to pay to MTS a termination fee. See "Other Terms of the Arrangement Agreement — Non-Solicitation Covenants".

Conditions to the Arrangement Becoming Effective

        The implementation of the Arrangement is subject to certain conditions being satisfied or waived by one or both of Allstream and MTS at or before the Effective Time.

  Regulatory Approvals

        The obligations of Allstream and MTS to complete the Transaction are subject to the receipt of certain Court and regulatory approvals on or before the Termination Date or such earlier time as is specified below, including the following:

  •
  the Interim Order must have been granted;

  •
  the Final Order must have been granted;

  •
  all required material consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons, including FCC Approval and TSX Approval, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction must have been obtained or received on terms that will not have an Enterprise Material Adverse Effect; and

  •
  in relation to the transactions contemplated in the Arrangement Agreement that are subject to mandatory pre-merger notification under Part IX of the Competition Act, the relevant waiting period under section 123 of the Competition Act must have expired and (i) an ARC shall have been issued pursuant to section 102 of the Competition Act by the Commissioner; or (ii) a "no action letter" satisfactory to Allstream and MTS, acting reasonably, must have been received from the Commissioner indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act, and any terms and conditions attached to any such letter shall be acceptable to Allstream and MTS acting reasonably; or (iii) if an ARC or "no action" letter is not issued, there must be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act.

  Shareholder Approvals

        The obligations of Allstream and MTS to complete the Arrangement are subject to the Allstream Arrangement Resolution being passed at the Meeting in accordance with the Interim Order; and the Rights Plan Resolution being passed at the Meeting in accordance with the Interim Order, and the Allstream Rights Plan being rescinded. In order for the Arrangement to become effective, the Allstream Arrangement Resolution must be passed by at least two-thirds of the votes cast by Allstream Shareholders present in person or by proxy at the Meeting. The Rights Plan Resolution must be passed by at least a majority of the votes cast by Allstream Shareholders (other than holders that are not Independent Shareholders) present in person or by proxy at the Meeting.

  Additional Conditions under the Arrangement Agreement

        The obligations of each of Allstream and MTS to complete the Transaction are also subject to the fulfilment of certain further conditions on or before the Termination Date or such earlier time as is specified below, including:

  •
  the performance by Allstream and MTS of their respective covenants under the Arrangement Agreement in all material respects;

  •
  the representations and warranties of Allstream and MTS qualified by materiality shall be true and correct, and all representations and warranties not qualified by materiality shall be true and correct in all material respects, as of the date on which the Articles of Arrangement giving effect to the Arrangement are sent to the Director and as of the Effective Date;

  •
  there having been no Material Adverse Change since the date of the Arrangement Agreement with respect to either Allstream or MTS, and neither Allstream nor MTS shall have become aware of any previously undisclosed material fact which has a Material Adverse Effect on the other party;

  •
  the Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Allstream, to permit the consummation of the Transaction, and to cause all of the Options to terminate and expire at the Effective Time, if unexercised prior to the Effective Time;

  •
  the board of directors of MTS shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by MTS to permit the consummation of the Transaction;

  •
  no Law shall have been proposed, enacted, promulgated or applied and no legal action or proceeding shall have been commenced by any Person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Transaction or the right of MTS to own or exercise full rights of ownership of all of the outstanding Allstream Shares and all of the outstanding shares of Allstream's Subsidiaries owned by Allstream;

  •
  no Law shall have been proposed, enacted, promulgated or applied and no legal action or proceeding shall have been commenced by any Person which, if the Transaction were completed, could reasonably be expected to have an Enterprise Material Adverse Effect; and

  •
  there shall be no action taken under any Laws or by any Governmental Entity, that: (a) makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Transaction or any other transactions or agreements contemplated by the Arrangement Agreement; or (b) results in a judgment or assessment of damages, directly or indirectly, relating to the transactions or agreements contemplated in the Transaction Documents which would have an Enterprise Material Adverse Effect.

        Under the Arrangement Agreement, the obligation of MTS to complete the Transaction is also subject to the condition that the holders of not more than 5% of the issued and outstanding Allstream Shares shall have exercised (and not withdrawn such exercise) their Dissent Rights in respect of the Arrangement. See "Other Terms of the Arrangement Agreement — Conditions to the Arrangement Becoming Effective". MTS has agreed that, in the event that holders of between 5% and 10% of the issued and outstanding Allstream Shares exercise their Dissent Rights, MTS will not terminate the Arrangement Agreement as a result, except with Allstream's prior consent.

Closing

        The Effective Date is expected to occur following the Meeting in late May or early June 2004. Allstream and MTS will issue a joint press release announcing the Effective Date as soon as it has been determined. See "Other Terms of the Arrangement Agreement — Effective Date of the Arrangement".

Termination of the Arrangement Agreement

        Allstream and MTS may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date, even after the Allstream Shareholders have approved the Allstream Arrangement Resolution at the Meeting. In addition, either Allstream or MTS may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time if any of the following occurs:

  (a)
  if a mutual condition precedent contained in the Arrangement Agreement is not met, and such failure is not curable or, if curable, is not cured within the applicable time period as set out in the Arrangement Agreement; and

  (b)
  if the Allstream Shareholders fail to approve the Allstream Arrangement Resolution or the Rights Plan Resolution at the Meeting.

        In addition, MTS may terminate the Arrangement Agreement and abandon the Arrangement if any of the following occurs:

  (a)
  if Allstream has breached any of its (i) representations and warranties or (ii) agreements, covenants or obligations in the Arrangement Agreement, in any material respect (or, where any representation or warranty is qualified by materiality, in any respect), and such breach is not curable or, if curable, is not cured within the applicable time period as set out in the Arrangement Agreement; and

  (b)
  if: (i) the Board fails to recommend the Arrangement, withdraws or modifies in a manner adverse to MTS its approval or recommendation of the Transaction, the Arrangement Agreement or the transactions contemplated thereby or fails to reaffirm such approval or recommendation within five clear days of receipt of any written request to do so by MTS; or (ii) pursuant to the applicable provisions of the Arrangement Agreement, MTS has been notified by Allstream in writing of a Superior Proposal and, within the applicable time period, MTS has not made an offer to amend the terms of the Arrangement Agreement or, MTS having made such an offer, MTS and Allstream shall not have entered into an amended Arrangement Agreement.

        In addition, Allstream may terminate the Arrangement Agreement and abandon the Arrangement if any of the following occurs:

  (a)
  if MTS has breached any of its (i) representations and warranties or (ii) agreements, covenants or obligations in the Arrangement Agreement, in any material respect (or, where any representation or warranty is qualified by materiality, in any respect), and such breach is not curable or, if curable, is not cured within the applicable time period as set out in the Arrangement Agreement; and

  (b)
  following receipt of, and in order to accept or recommend, a Superior Proposal in compliance with the applicable provisions of the Arrangement Agreement.

        See "Other Terms of the Arrangement Agreement — Termination".

Termination Fee and Expenses

        Allstream will be required to pay to MTS the sum of $50 million in the event that, (a) the Arrangement Agreement is terminated by MTS (i) pursuant to the Board's failure to recommend the Arrangement, withdrawing or modifying in a manner adverse to MTS its approval or recommendation of the Transaction, the Arrangement Agreement or the transactions contemplated thereby or failure to reaffirm such approval or recommendation within five clear days of receipt of any written request to do so by MTS; or (ii) pursuant to the applicable provisions of the Arrangement Agreement, if MTS has been notified by Allstream in writing of a Superior Proposal and MTS has not made an offer to amend the terms of the Arrangement Agreement or, MTS having made such an offer, MTS and Allstream have not entered into an amended Arrangement Agreement, or (b) the Allstream Shareholders fail to approve the Allstream Arrangement Resolution or the Rights Plan Resolution at the Meeting and public disclosure of an Inconsistent Transaction is made or occurs on or before the date which is 90 days after the date of the Meeting, and that Inconsistent Transaction is completed substantially in accordance with its terms.

        In the event that the Allstream Shareholders do not approve the Allstream Arrangement Resolution at the Meeting and Allstream is not required to make a payment to MTS pursuant to the above paragraph, Allstream is required to pay to MTS on account of its expenses in connection with the Transaction the sum of $5 million. See "Other Terms of the Arrangement Agreement — Termination Fee and Expense Reimbursement".

Procedure for Exchange of Share Certificates

        Enclosed with this Circular is a Letter of Transmittal. The Letter of Transmittal, when properly completed and duly executed and returned together with, in the case of Allstream Registered Shareholders only, a certificate or certificates representing Allstream Shares and all other required documents, will enable (i) each Qualifying Allstream Shareholder to obtain the applicable number of MTS Common Shares and cash and (ii) each Non-Qualifying Allstream Shareholder (other than Dissenting Shareholders and MTS and its Subsidiaries) to obtain the applicable number of MTS Class B Non-Voting Shares and cash, in each case, together with an additional cash payment, if any, in lieu of fractional shares which such Allstream Shareholder is entitled to receive under the Arrangement. If you hold your Allstream Shares through a nominee such as a broker or dealer, please complete the documentation and follow the instructions provided by your nominee or contact your nominee for assistance.

        The Letter of Transmittal must be submitted by the Deposit Deadline, which is expected to be 5:00 p.m. (Toronto time) on May 14, 2004. See "Procedure for Exchange of Share Certificates by Allstream Shareholders and Distribution of MTS Common Share Certificates or MTS Class B Non-Voting Share Certificates".

        On the sixth anniversary of the Effective Date, all certificates that represented Allstream Shares immediately prior to the Effective Time will cease to represent any right to receive the consideration offered pursuant to the Arrangement.

MTS and Allstream After the Transaction

        MTS, following the Transaction, will have extended its capabilities and expertise to the national stage and will have the opportunity for profitable growth and value creation. The Transaction creates a financially strong company with blue chip clients in Canada and the United States, and with service offerings in all segments of the industry.

        The Transaction is expected to be immediately accretive to MTS's earnings per share and cash flow per share. On a pro forma basis, MTS will have annual revenues of more than $2 billion, more than $3.4 billion in assets, more than 7,000 employees and a leading edge fibre-based national network infrastructure.

        While there is a complementary fit with the companies' operations, the Transaction is expected to generate annualized cash savings of approximately $120 million by 2005 through a combination of approximately $40 million of operating synergies and $80 million of cash tax savings as a result of utilizing Allstream's unused tax losses. See "MTS and Allstream after the Transaction".

Selected Unaudited Pro Forma Consolidated Financial Information of MTS

        The following table summarizes certain unaudited pro forma consolidated financial information of MTS that gives effect to the Arrangement as if it had occurred as of December 31, 2003 for the purposes of the unaudited pro forma balance sheet information and on January 1, 2003 for the purposes of the unaudited pro forma income statement information. See Exhibit A to this Circular, "MTS Pro Forma Financial Statements".

        The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the Arrangement been effected on the dates indicated, or the results that may be obtained in the future.

Selected Pro Forma Consolidated Financial Information of MTS

	For the year ended December 31, 2003
	(unaudited) (in millions except per share amount)
Pro Forma Operating revenue	$2,136
Pro Forma Net income	$204	(1)
Pro Forma Earnings per share	$2.40

(1)
Calculated by adding actual net income of MTS for the year ended December 31, 2003, actual net income of the Predecessor for the three months ended March 31, 2003, actual net income of Allstream for the period from April 1, 2003 to December 31, 2003, adjustments directly attributable to the three-month period ended March 31, 2003 during which the Predecessor was under the protection of the CCAA (see Note 2 to the unaudited pro forma consolidated financial statements of MTS included as Exhibit A to this Circular) and the pro forma adjustments.

Dissenting Shareholders' Rights

        Allstream Registered Shareholders are entitled to exercise Dissent Rights in accordance with the provisions of the CBCA as modified by the Plan of Arrangement and the Interim Order.

        An Allstream Registered Shareholder who wishes to dissent must provide to Allstream on or before 5:00 p.m. (Toronto time) on the Business Day preceding the Meeting (or any adjournment or postponement thereof), a Dissent Notice. It is important that Allstream Registered Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA. See "Dissenting Shareholders' Rights" and "Other Terms of the Arrangement Agreement — Conditions to the Arrangement Becoming Effective".

The Companies

Allstream Inc.

        Allstream is a leading Canadian communications solutions provider. Supported by a portfolio of connectivity, infrastructure management, and information technology ("IT") services, Allstream delivers business solutions that meet customers' unique IT and communications needs and helps them compete more effectively. Spanning more than 18,800 kilometres, Allstream's broadband fibre-optic network has the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream launched its new brand identity on June 18, 2003.

        Allstream's shares have traded on the TSX and the Nasdaq since April 1, 2003, when the CCAA Plan was implemented, at first under the symbols TEL.A and TEL.B on the TSX and ATTC and ATTCZ on the Nasdaq, and since June 26, 2003, under the symbols ALR.A and ALR.B on the TSX, and ALLSA and ALLSB on the Nasdaq. Allstream is a reporting issuer or the equivalent in each province and territory in Canada. See "Information Concerning Allstream".

Manitoba Telecom Services Inc.

        MTS is the successor to The Manitoba Telephone System, a Crown corporation incorporated by special statute of the Province of Manitoba on April 28, 1933. MTS is Manitoba's pre-eminent full-service telecommunications company, offering an extensive range of telecommunications services in the local, long distance, wireless, Internet, digital television and directory markets. MTS also offers a full range of e-business services in Canada as well as home and commercial security services to customers in Manitoba and Alberta.

        The MTS Common Shares are listed and trade on the TSX under the symbol "MBT", and MTS has obtained conditional approval from the TSX to list the MTS Common Shares issued as part of the Arrangement on the TSX subject to satisfaction of customary conditions. MTS has also obtained conditional approval from the TSX to list the MTS Class B Non-Voting Shares under the symbol "MBT.B" subject to satisfaction of customary conditions and meeting distribution requirements. See "Regulatory Matters — Qualification for Trading — Canada" and "Regulatory Matters — Stock Exchange Listings". MTS is a reporting issuer or the equivalent in all of the provinces of Canada. See "Information Concerning MTS".

Selected Historical Consolidated Financial Information of MTS

        The following table sets forth selected historical consolidated financial information with respect to MTS for the periods indicated. The information below should be read in conjunction with the consolidated financial statements of MTS and notes thereto incorporated by reference in this Circular. The following table shows the historical results of MTS and does not give effect to the Arrangement or related financings. For a description of the effect of, among other things, the Arrangement on the consolidated financial results of MTS, see Exhibit A to this Circular, "MTS Pro Forma Financial Statements", and "MTS and Allstream After the Transaction — Consolidated Capitalization of MTS".

MTS
Selected Financial Information
(in millions, except per share amounts)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Operating revenues	$844.7	$927.3	$1,003.0
Operating income	$218.6	$185.7	$141.8
Net income	$85.8	$162.5	$73.7
Basic earnings per share	$1.36	$2.53	$1.14
Diluted earnings per share	$1.35	$2.51	$1.13
Total assets	$1,684.9	$$1,619.3	$1,661.9
Long-term debt (including current portion) and notes payable	$529.3	$472.3	$344.7

Investment Considerations

        Certain investment matters should be considered by Allstream Shareholders in evaluating whether to approve the Transaction. These investment considerations should be considered in conjunction with the other information included in this Circular and in the documents incorporated by reference in and forming part of this Circular. Some of these investment considerations relate directly to the Transaction and others relate to the business of MTS. These investment considerations include:

  •
  possible volatility of stock prices;

  •
  lack of a U.S. market for MTS Shares;

  •
  risks of integration;

  •
  use of Allstream's tax losses; and

  •
  risk factors associated with MTS, including:

  •
  operational risks, including competition from other businesses, dependence on key personnel, reliance on information technology systems, and the regulatory environment;

  •
  competitive conditions in the telecommunications market;

  •
  limitations of rights under operating and alliance arrangements;

  •
  impact of technological change;

  •
  risks relating to the expiration of collective agreements which could result in work stoppages and other labour-related disturbances which could adversely effect MTS's business operations and revenues;

  •
  regulatory environment;

  •
  change in creditworthiness or security ratings; and

  •
  economic fluctuations.

        See "Investment Considerations Relating to MTS Shares".

Certain Tax Considerations for Allstream Shareholders

Certain Canadian Federal Income Tax Considerations

        Residents of Canada.    Generally, an Allstream Shareholder who is a resident of Canada for purposes of the ITA and who holds Allstream Shares as capital property will, unless an election is made pursuant to section 85 of the ITA, realize a capital gain (or a capital loss) equal to the amount by which the fair market value of any cash and MTS Shares received by such Allstream Shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Allstream Shareholder of such Allstream Shares. An Allstream Shareholder who is an Eligible Holder may elect with MTS in the prescribed form pursuant to section 85 of the ITA so that generally, the Allstream Shareholder will realize a capital gain only to the extent that the amount of any cash received by such Allstream Shareholder under the Arrangement, net of any reasonable costs of disposition, exceeds the adjusted cost base to the Allstream Shareholder of such Allstream Shares.

        Non-Residents of Canada.    Generally, an Allstream Shareholder who is not a resident of Canada for purposes of the ITA and whose Allstream Shares are exchanged for cash and MTS Shares under the Arrangement will not be subject to tax under the ITA on any capital gain realized on such exchange unless the Allstream Shares are "taxable Canadian property" to such Allstream Shareholder and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax treaty or convention.

        The foregoing is a brief summary of Canadian federal income tax consequences only. Allstream Shareholders should read carefully the information in the Circular under "Certain Tax Considerations for Allstream Shareholders — Certain Canadian Federal Income Tax Considerations", which qualifies the summary set forth above. Allstream Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Certain United States Federal Income Tax Considerations

        United States Holders.    The Arrangement will be a taxable transaction for United States Federal income tax purposes. As a result, a United States holder of Allstream Shares will generally recognize gain or loss in an amount equal to the difference between the holder's adjusted tax basis in the Allstream Shares transferred in the Arrangement and the sum of the cash and the fair market value of the MTS Shares received in the Arrangement.

        Non-United States Holders.    A non-United States holder of Allstream Shares will generally not be subject to United States Federal income tax as a result of the Arrangement unless gain attributable to the Allstream Shares is effectively connected with the conduct of a trade or business in the United States by the non-United States holder, or the non-United States holder is an individual that is present in the United States for 183 days or more in the taxable year of the Arrangement and certain other conditions exist.

        Allstream Shareholders should read carefully the information in the Circular under "Certain Tax Considerations for Allstream Shareholders — Certain United States Federal Income Tax Considerations", which qualifies the summary set forth above. Allstream Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Meeting of Shareholders

        The Meeting will be held on Wednesday, May 12, 2004, at 11:00 a.m. (Toronto time) at the Glenn Gould Studio, the Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada.

        At the Meeting, Allstream Shareholders will be asked to consider and, if deemed advisable, to pass: (i) as a special resolution of holders of the Allstream Class A Shares and Allstream Class B Limited Voting Shares, voting together as a single class, the Allstream Arrangement Resolution; and (ii) as an ordinary resolution of holders of the Allstream Class A Shares and Allstream Class B Limited Voting Shares (other than holders that are not Independent Shareholders), voting together as a single class, the Rights Plan Resolution. Allstream Shareholders will also be asked to receive the audited consolidated financial statements of Allstream as at December 31, 2003 and for the period from April 1, 2003 to December 31, 2003. Holders of the Allstream

Class A Shares will be asked to elect five directors to the Board and to re-appoint KPMG LLP the independent auditors of Allstream. Holders of the Allstream Class B Limited Voting Shares will be asked to elect four directors to the Board of Allstream.

        Allstream Shareholders of record at the close of business on April 2, 2004 will be entitled to vote at the Meeting or any adjournment or postponement thereof.

Rights of Holders of Allstream Class A Shares and Allstream Class B Limited Voting Shares

        As provided in the articles of incorporation of Allstream, only the holders of the Allstream Class A Shares are entitled to vote on matters at any meeting of Allstream Shareholders, including the right to elect five of nine directors to the Board, subject to increase as described below. The holders of the Allstream Class B Limited Voting Shares are generally not entitled to vote at meetings of Allstream Shareholders, except insofar as they are entitled to elect four directors to the Board, as specified in Allstream's Articles, or as they may otherwise be entitled to vote under statute or pursuant to the requirements of any applicable regulatory authority. Pursuant to the Interim Order and the Plan of Arrangement, holders of Allstream Class A Shares and Allstream Class B Limited Voting Shares will be entitled to vote, as a single class, on the Allstream Arrangement Resolution. Pursuant to the Interim Order and the Plan of Arrangement, holders of Allstream Class A Shares and Allstream Class B Limited Voting Shares will be entitled to vote, as a single class, on the Rights Plan Resolution. The number of directors elected by the holders of Allstream Class B Limited Voting Shares will be reduced according to the percentage of total equity of Allstream held by such holders, commencing at such time as they cease to hold at least 50% of the Allstream's equity. Holders of Allstream Class B Limited Voting Shares are, however, entitled to receive notice of and to attend meetings of Allstream Shareholders, except meetings at which only holders of a specified class of shares are entitled to vote.

Non-Registered Allstream Shareholders

        Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of the voting instruction form, follow the corresponding instruction on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. See "General Proxy Information — Non-Registered Holders".

THE TRANSACTION

Background to the Transaction

        The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted among representatives of Allstream and MTS, and their legal and financial advisors. The following is a summary of the meetings, negotiations and discussions in which Allstream participated that preceded the execution of the Arrangement Agreement.

        Throughout 2003 and early 2004, the senior management of Allstream and the Board had been engaged in consideration of the strategic direction of Allstream. In early January 2004, John T. McLennan, Vice-Chairman and Chief Executive Officer of Allstream, received an invitation to appear on a panel with William C. Fraser, President & Chief Executive Officer of MTS, in mid-February. As a result, Mr. McLennan called Mr. Fraser to schedule a meeting at the same time as the panel discussion to discuss their thoughts on the telecommunications industry generally. Shortly prior to the meeting, Mr. McLennan called Mr. Fraser to advise him that one of the topics that he wished to discuss was the prospect of combining the two companies. The meeting occurred on February 18, 2004. The two chief executive officers agreed that the topic merited further discussion.

        During a Board meeting on February 24, 2004, management of Allstream was authorized to pursue detailed discussions with MTS and to formally engage Scotia Capital as financial advisor to assist Allstream in pursuing a business combination with MTS.

        On February 25, 2004 and February 26, 2004, senior management of both Allstream and MTS met to provide an overview of their respective operations and business plans.

        On February 29, 2004, Scotia Capital met with CIBC World Markets, financial advisors to MTS, to consider the terms upon which the parties would be prepared to pursue further discussions concerning a business combination.

        On March 5, 2004, Mr. Fraser advised Mr. McLennan as to the general terms under which MTS would be prepared to consider a business combination with Allstream, and Mr. McLennan and Mr. Fraser also discussed the process and timing for a transaction.

        On March 8, 2004, Mr. McLennan and Mr. Fraser met in person in Toronto, at which time Mr. Fraser confirmed that MTS was prepared to continue discussions with Allstream based upon the terms discussed during the March 5 conversation, provided that appropriate due diligence procedures could be established and subsequently conducted. Mr. Fraser also presented Mr. McLennan with an indicative term sheet, outlining a proposed purchase price and terms at which MTS was prepared to enter into the Transaction.

        On March 9, 2004, Scotia Capital and CIBC World Markets met to discuss the initial proposal and terms. The two financial advisors discussed a price and structure that could potentially make the transaction acceptable to both parties. Later that afternoon, Mr. McLennan and Mr. Fraser also met, at which time Mr. Fraser presented a revised indicative term sheet.

        Throughout the course of the various negotiations and discussions described above, management of Allstream regularly provided briefings to members of the Board as to the status of a possible transaction with MTS.

        On the afternoon of March 10, 2004, the Board was convened to discuss the status of the proposed transaction. Senior management of Allstream advised the Board of the discussions and negotiations that had taken place between Allstream and MTS up to that time, the terms of the proposed transaction upon which a general consensus had been reached and those terms which remained outstanding. Scotia Capital discussed the financial analysis conducted with respect to the proposed transaction and verbally confirmed that it would be able to provide a written opinion, subject to confirmatory due diligence, in the form usually given for fairness opinions of this nature, that the consideration being proposed in the transaction is fair from a financial point of view to Allstream Shareholders. Allstream's legal advisors provided the Board with a summary of the likely structure and timing of the transaction, as well as a summary of the fiduciary duties of the Board and its responsibilities to the shareholders of Allstream. The Board discussed with its financial and legal advisors a number of issues arising in respect of the proposed transaction. At the conclusion of this meeting, the Board authorized senior management to proceed with further discussions and negotiations with MTS.

        From March 11, 2004 until March 17, 2004, the parties continued and completed their respective initial due diligence.

        On March 15, 2004, the Board met to further discuss the proposed transaction, and the status of negotiations regarding the form of definitive agreement. Senior management, and Allstream's legal and financial advisors, provided updates to the Board and responded to questions regarding outstanding issues.

        In the late afternoon of March 17, 2004, Allstream's Board met and received a presentation from management and Allstream's legal and financial advisors detailing their analyses regarding the potential business combination, including their findings with respect to due diligence inquiries, and the terms of the proposed Arrangement Agreement. Scotia Capital verbally re-confirmed its opinion that the proposed consideration is fair, from a financial point of view to Allstream Shareholders, which opinion was subsequently provided in writing and is attached to this Circular as Appendix C. After detailed discussion and consideration, the Board unanimously determined that the Transaction is fair, from a financial point of view, to Allstream Shareholders and was in the best interests of Allstream, and the Board resolved unanimously to approve the Arrangement Agreement and recommend that Allstream Shareholders vote in favour of the Allstream Arrangement Resolution and the Rights Plan Resolution.

        The board of directors of MTS approved the Arrangement Agreement early in the morning on March 18, 2004 and the Transaction was publicly announced that morning before the TSX and Nasdaq opened.

Reasons for the Transaction

        The Board, in consultation with Allstream's financial and legal advisors, and with management of Allstream, considered a number of factors in unanimously concluding that the Transaction is in the best interests of Allstream, in determining to approve the Arrangement Agreement and to recommend that Allstream Shareholders approve the Transaction. The Board did not consider it practical to, and did not attempt to, quantify or otherwise assign relative weights to the various factors considered by it in reaching its decision. While the following description of the factors considered by the Board is not intended to be exhaustive, the factors considered included:

  •
  that the Arrangement consideration being offered to Allstream Shareholders represented a premium of approximately 19% over the closing price of the Allstream Shares on the TSX and Nasdaq on March 17, 2004, the trading day immediately prior to the announcement of the Transaction, based on the closing price of MTS Common Shares on the TSX of $53.30 on March 17, 2004 (on April 7, 2004, the last trading day prior to the date of this Circular, the closing price of MTS Common Shares on the TSX was $51.27);

  •
  the opinion of Scotia Capital to the effect that as of March 17, 2004, subject to the limitations and assumptions set forth therein, the consideration offered by MTS to Allstream Shareholders under the Arrangement is fair, from a financial point of view, to Allstream Shareholders (see "Fairness Opinion");

  •
  that the Transaction will create a strong national competitor to Canadian ILECs;

  •
  that the Transaction broadens the market scope of the enterprise;

  •
  that the strong combined balance sheet of MTS following the consummation of the Transaction will provide significant financial flexibility, allowing the combined entity to become a platform for growth;

  •
  that the Transaction provides an opportunity to create value for shareholders through an effective use of Allstream's tax losses;

  •
  that the Transaction crystallizes the recent increase in Allstream's share price and enhances liquidity to Allstream Shareholders;

  •
  that senior management of Allstream was of the view that entering into the Transaction was in the best interests of Allstream;

  •
  current industry, economic and market conditions and trends;

  •
  historical market prices and trading information with respect to the Allstream Shares and the MTS Shares;

  •
  the likelihood that the Transaction would be completed, given the conditions and regulatory approvals necessary to complete the Transaction;

  •
  that the MTS Shares offered in connection with the Arrangement provide Allstream Shareholders with an opportunity to participate in the ownership of a larger, stronger company with substantial operations that is expected to be well-positioned to respond to opportunities and developments;

  •
  that Allstream Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Allstream Shares (see "Dissenting Shareholders' Rights");

  •
  that the Allstream Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by Allstream Shareholders, and must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Allstream Shareholders; and

  •
  that the Arrangement Agreement does not preclude the Board from considering and acting on a Superior Proposal, subject to the terms and conditions of the Arrangement Agreement.

        The Board recognizes that there are certain risks associated with the Transaction, including the potential variation in the value of the MTS Shares to be received by Allstream Shareholders as a result of changes in the price of the MTS Shares prior to the closing of the Arrangement and the other risks set forth in this Circular, including those under "Investment Considerations Relating to MTS Shares" and under "Risks and Uncertainties" contained in MTS's Management's Discussion and Analysis for the year ended December 31, 2003, which is incorporated by reference in this Circular. However, the Board believes that the positive factors described above should outweigh the risks (even though there can be no assurances in this regard) and is unanimous in its recommendation that Allstream Shareholders vote in favour of the Allstream Arrangement Resolution and the Rights Plan Resolution.

Recommendation of the Board

        The Board has unanimously determined that the Transaction is fair to Allstream Shareholders and is in the best interests of Allstream and Allstream Shareholders. Accordingly, the Board has approved the Transaction and unanimously recommends that Allstream Shareholders vote in favour of the Allstream Arrangement Resolution and the Rights Plan Resolution.

Fairness Opinion

        Pursuant to an agreement between Allstream and Scotia Capital, Allstream retained Scotia Capital to act as financial advisor to Allstream in connection with, among other things, a potential acquisition by MTS and to provide its opinion as to the fairness to Allstream Shareholders, from a financial point of view, of the consideration offered under the Arrangement.

        At the meeting of the Board on March 17, 2004, Scotia Capital rendered its oral opinion, and subsequently confirmed in writing, that as of that date, and subject to the limitations and assumptions set forth therein, the consideration offered under the Arrangement is fair, from a financial point of view, to the Allstream Shareholders.

        Scotia Capital was not engaged to prepare, and did not prepare, a formal valuation of Allstream or any of its securities or assets and the Scotia Capital Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Scotia Capital Opinion is not, and should not be construed as, advice as to the price at which the Allstream Shares, the MTS Common Shares or the MTS Class B Non-Voting Shares (before or after the completion of the Arrangement) may trade at any future date. Scotia Capital was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. In assessing the value of the consideration offered to Allstream Shareholders, Scotia Capital assessed the value of the MTS Common Shares and MTS Class B Non-Voting Shares to be received by them on a fully distributed basis.

        The full text of the Scotia Capital Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Scotia Capital in rendering its opinion, is attached as Appendix C to this Circular. Allstream Shareholders are urged to read the Scotia Capital Opinion in its entirety. The summary of the Scotia Capital Opinion described in this Circular is qualified in its entirety by reference to the full text of the Scotia Capital Opinion.

        Scotia Capital is not an Insider, Associate or Affiliate of Allstream or any of its Associates or Affiliates. Scotia Capital has in the past (including in the last 24 months) provided financial advisory services and participated in financings involving Allstream and its predecessors, Associates or Affiliates in addition to the services provided in connection with the Transaction. In addition, The Bank of Nova Scotia ("BNS"), the parent company of Scotia Capital, was formerly a lender to the Predecessor, and provided ordinary course banking services, including acting as counterparty on interest rate and currency hedging transactions from time to time to the Predecessor and its Associates or Affiliates. Daniel F. Sullivan, a director of Allstream, serves as Deputy Chairman of Scotia Capital.

        Scotia Capital is not an Insider, Associate or Affiliate of MTS or any of its Associates or Affiliates. BNS provides, in the ordinary course of business, certain credit facilities to MTS or its Associates or Affiliates. Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and BNS, may have had and may have positions in the securities of Allstream, MTS or any of their Associates and Affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect of Allstream, MTS and the Arrangement.

        Pursuant to its agreement with Scotia Capital, Allstream has agreed to pay Scotia Capital a fee for rendering financial advisory services, which is contingent upon consummation of the Arrangement. Allstream has also agreed to indemnify Scotia Capital and certain related persons against certain liabilities in connection with their engagements, including certain liabilities under securities legislation.

Required Shareholder Approvals

        At the Meeting, Allstream Shareholders will be asked to vote to approve the Allstream Arrangement Resolution. The approval of the Allstream Arrangement Resolution will require the affirmative vote of at least 66 2/3% of the votes cast by holders of outstanding Allstream Shares present in person or represented by proxy at the Meeting. Pursuant to the Interim Order, it was established that holders of Allstream Class A Shares and holders of Allstream Class B Limited Voting Shares will vote together as a single class on the Allstream Arrangement Resolution. In addition, to ensure that the Allstream Rights Plan is not triggered by the Arrangement, pursuant to the Interim Order, it was established that the Rights Plan Resolution must be approved by at least a majority of the votes cast by the holders of Allstream Class A Shares and the holders of Allstream Class B Limited Voting Shares (other than holders that are not Independent Shareholders) present in person or by represented proxy at the Meeting, voting together as a single class. Both resolutions must be passed by the requisite majorities in order for Allstream to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order.

        On March 31, 2004, after reviewing written submissions from interested parties and relevant publicly available information, the TSX Advisory Affairs Committee announced that it was of the opinion that the Arrangement is not of such a nature as to require MTS shareholder approval, having regard to the interests of MTS shareholders and the investing public.

Arrangement Mechanics

        The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix D to this Circular. The Arrangement will become effective on the Effective Date which is anticipated to be in late May or early June 2004. Upon the Arrangement becoming effective, the following transactions will occur and will be deemed to occur:

  (a)
  The outstanding Allstream Shares held by each Qualifying Allstream Shareholder will be transferred to and acquired by MTS in exchange for (i) $23.00 cash per Allstream Share and (ii) that number of MTS Common Shares equal to the product of the total number of Allstream Shares held by that Qualifying Allstream Shareholder multiplied by the Exchange Ratio, and the name of each such holder of Allstream Shares will be removed from the register of holders of Allstream Shares and added to the register of holders of MTS Common Shares;

  (b)
  The outstanding Allstream Shares held by each Non-Qualifying Allstream Shareholder other than,

  (i)
  Allstream Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Allstream Shares held by such Dissenting Shareholder, or

  (ii)
  Allstream Shares held by MTS or any Subsidiary of MTS (which shall not be exchanged under the Arrangement and shall remain outstanding as Allstream Shares held by MTS or any Subsidiary of MTS),

    will be transferred by the holder thereof to and acquired by MTS in exchange for (x) $23.00 cash per Allstream Share and (y) that number of MTS Class B Non-Voting Shares equal to the product of the total number of such Allstream Shares held by that Non-Qualifying Allstream Shareholder multiplied by the Exchange Ratio, and the name of each such holder of Allstream Shares will be removed from the register of holders of Allstream Shares and added to the register of holders of MTS Class B Non-Voting Shares;

  (c)
  Any Affected Creditor that may be entitled to receive New Shares under the CCAA Plan but which has not received New Shares due to a dispute involving the Affected Creditor's claim under section 4.7 of the CCAA Plan shall, upon the determination of the Affected Creditor's claim under the CCAA Plan, receive for each New Share which the Affected Creditor would have been entitled to received under the CCAA Plan (i) $23.00 cash and (ii) that number of MTS Class B Non-Voting Shares equal to the Exchange Ratio;

  (d)
  All RSUs outstanding under the Allstream Management Incentive Plan will terminate and expire at the Effective Time;

  (e)
  All Options that, prior to the Effective Time, have not been duly exercised, or agreed by holders of such Options and MTS to be exchanged for or into options to acquire MTS Common Shares, will terminate and expire at the Effective Time; and

  (f)
  All rights under the Allstream Rights Plan will terminate and expire immediately prior to the Effective Time.

  Letters of Transmittal

        If you are an Allstream Shareholder, you should have received with this Circular a Letter of Transmittal printed on blue paper. Please complete the Letter of Transmittal enclosed with this Circular and deliver it to the Depositary in accordance with the instructions contained in the Letter of Transmittal. The Letter of Transmittal is also available at the website maintained by CDS at www.sedar.com.

        The Letter of Transmittal is the document which will allow you to declare that you are a Resident of Canada for purposes of receiving MTS Common Shares. The Letter of Transmittal also contains other procedural information relating to the Arrangement and should be reviewed carefully. Please be aware that a properly completed Letter of Transmittal must be received by the Transfer Agent by 5:00 p.m. (Toronto time) on the Deposit Date, which is expected to be May 14, 2004. IF YOU FAIL TO DELIVER A DULY COMPLETED

LETTER OF TRANSMITTAL BY THE DEPOSIT DEADLINE (OR IF YOU HAVE NOT DECLARED ON THE LETTER OF TRANSMITTAL THAT YOU ARE A RESIDENT OF CANADA), YOU WILL NOT BE ENTITLED TO RECEIVE MTS COMMON SHARES IN EXCHANGE FOR YOUR ALLSTREAM SHARES.

  Tax Elections

        An Eligible Holder shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA or, if the Eligible Holder is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the equivalent provisions of provincial income tax law), with respect to the transfer of their Allstream Shares to MTS by providing two signed copies of the necessary prescribed election forms to the Depositary c/o Special Projects, CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9 no later than 5:00 p.m. (Toronto time) within 90 days following the Effective Date, duly completed with the details of the number of Allstream Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (or any applicable provincial income tax law), the forms will be signed by MTS and returned to such Eligible Holder within 30 days after the receipt thereof by the Depositary for filing with the CRA (and/or the applicable provincial taxing authority). MTS and the Depositary will not be responsible for the proper completion of any election form and, except for the Depositary's obligation to return duly completed election forms received within 90 days following the Effective Date to MTS and MTS's obligation to return duly completed election forms which are received by the Depositary within 90 days following the Effective Date, within 30 days after the receipt thereof by the Depositary, MTS and the Depositary will not be responsible for any taxes, interest, penalties or any other costs or damages resulting from the failure by Eligible Holders to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial income tax law). In its sole discretion, MTS may choose to sign and return an election form received more than 90 days following the Effective Date, but MTS will have no obligation to do so.

  Adjustments to Exchange Ratio

        In the event that Allstream changes the number of Allstream Class A Shares or Allstream Class B Limited Voting Shares or securities convertible or exchangeable into or exercisable for such shares or MTS changes the number of MTS Common Shares or MTS Class B Non-Voting Shares or securities convertible or exchangeable into or exercisable for such shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including reverse split), dividend or distributions, recapitalization, merger, subdivision, combination, issuer tender or exchange offer, or other similar transaction, the Exchange Ratio will be adjusted appropriately to provide the holders of Allstream Class A Shares and Allstream Class B Limited Voting Shares, as the case may be, the same economic effect as contemplated by the Arrangement Agreement and the Plan of Arrangement prior to such reclassification, stock split (including reverse split), dividend or distributions, recapitalization, merger, subdivision, combination, issuer tender or exchange offer or other similar transaction.

  Delivery of Cash and Certificates Representing MTS Shares

        Prior to the Effective Time, MTS shall deliver to the Depositary:

  (a)
  for the benefit of the Allstream Shareholders who will receive MTS Common Shares in connection with the Arrangement, certificates representing the number of MTS Common Shares to which such Allstream Shareholders are entitled upon the exchange of Allstream Shares;

  (b)
  for the benefit of Allstream Shareholders who will receive MTS Class B Non-Voting Shares in connection with the Arrangement, certificates representing the number of MTS Class B Non-Voting Shares to which such Allstream Shareholders are entitled upon the exchange of Allstream Shares; and

  (c)
  for the benefit of each Allstream Shareholder, the cash, to which each such Allstream Shareholder is entitled upon the exchange of Allstream Shares.

        As soon as practicable after the Effective Time, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Allstream Shares that were exchanged for MTS Shares and cash under the Arrangement, together with the Letter of Transmittal, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of MTS Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto and any cash in lieu of fractional MTS Shares) and a cheque issued by the Depositary representing that amount of cash which such holder has the right to receive, and the certificate so surrendered shall forthwith be cancelled. See "Procedure for Exchange of Share Certificates by Allstream Shareholders and Distribution of MTS Common Share Certificates or MTS Class B Non-Voting Share Certificates".

        In the event of a transfer of ownership of Allstream Shares that is not registered in the transfer records of Allstream, a certificate representing the applicable number of MTS Shares may be issued and a cheque representing the proper amount of cash may be delivered to the transferee if the certificate representing such Allstream Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

        Under no circumstances will interest on the Arrangement consideration accrue or be paid by Allstream, MTS or the Depositary to persons depositing Allstream Shares in connection with the Arrangement, regardless of any delay in making such payment.

        The Depositary will act as the agent of persons who have deposited Allstream Shares in connection with the Arrangement for the purpose of receiving payment from MTS and transmitting payment from MTS to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Allstream Shares.

        Settlement with persons who deposit Allstream Shares will be effected by the Depositary forwarding cheques payable in Canadian funds and a certificate representing the applicable class of MTS Shares to be issued in consideration for such Allstream Shares by first class insured mail, postage prepaid.

        Unless otherwise directed in the Letter of Transmittal, the cheque and certificate representing MTS Shares to be issued pursuant to the Arrangement will be issued in the name of the registered holder of the Allstream Shares so deposited. Unless the person who deposits the certificates representing the Allstream Shares instructs the Depositary to hold the cheque and certificate for pick-up by checking the appropriate box in the Letter of Transmittal, cheques and certificates will be forwarded by first class insured mail to the addresses supplied in the Letter of Transmittal. If no address is provided, cheques and certificates will be forwarded to the address of the Allstream Shareholder as shown on the register of the Transfer Agent.

        The Depositary will receive reasonable and customary compensation from MTS for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities under applicable securities laws and expenses in connection therewith.

Fractional Shares

        No certificates representing fractional MTS Shares will be delivered to any Allstream Shareholder otherwise entitled thereto as a result of the Arrangement. Instead, Allstream Shareholders otherwise entitled to a fractional interest in an MTS Share will receive a cash payment equal to such fractional interest multiplied by the then current market price of an MTS Share as determined by MTS in its discretion, acting reasonably.

Effect of the Arrangement on Share-Based Awards for Allstream Management and Employees

        All RSUs and other share-based awards outstanding under the Allstream Management Incentive Plan will terminate and expire at the Effective Time. All Options that, prior to the Effective Time, have not been duly exercised, or, subject to applicable rules of the TSX, agreed by holders of such Options and MTS to be exchanged for or into options to acquire MTS Common Shares, will terminate and expire at the Effective Time. All rights under the Deferred Share Unit Plans will terminate and expire immediately prior to the Effective Time.

Rescission of Allstream Rights Plan

        Allstream established the Allstream Rights Plan to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid for Allstream. The Allstream Rights Plan is triggered when a person acquires beneficial ownership of a minimum of either (i) 10% of the aggregate outstanding Allstream Class A Shares (or such higher amount as may be determined by the Board, provided such amount does not exceed 20% of the aggregate outstanding Allstream Class A Shares), or (ii) 20% of the aggregate outstanding Allstream Shares, other than under certain conditions. The initial lower threshold for bids for Allstream Class A Shares recognizes the restriction on non-Canadian holders acquiring additional Allstream Class A Shares due to ownership restrictions under the Telecommunications Act.

        The Allstream Rights Plan is designed to encourage any potential acquirer to negotiate directly with the Board, to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of Allstream, for the benefit of all Allstream Shareholders.

        The Board is of the view that it would be inappropriate for the potentially dilutive provisions of the Allstream Rights Plan to apply in the context of the Arrangement, and the completion of the Transaction is therefore conditional upon the rescission of the Allstream Rights Plan and all of the provisions thereof. Pursuant to the Plan of Arrangement, the rights under the Allstream Rights Plan will terminate and expire immediately prior to the Effective Time.

Eligibility for Investment in Canada

        Provided the MTS Shares are listed on a prescribed stock exchange (which includes the TSX), the MTS Shares will be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans. MTS Shares will not be foreign property for purposes of Part XI of the ITA.

Interests of Management and Others in the Transaction

        In considering the recommendation of the Board with respect to the Transaction, Allstream Shareholders should be aware that certain members of Allstream's management and the Board have certain interests in connection with the Transaction, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Transaction. The Board is aware of these interests and considered them along with the other matters described above in "— Reasons for the Transaction".

        Pursuant to the Arrangement Agreement, MTS has agreed that John T. McLennan, currently Vice Chairman and Chief Executive Officer of Allstream, will be appointed to the board of directors of MTS on the Effective Date. MTS has agreed that it will include Mr. McLennan in the slate of directors nominated by management of MTS for consideration at the 2004 annual meeting of MTS's shareholders. In addition, MTS has agreed pursuant to the Arrangement Agreement that it will take steps so that two other current directors of Allstream will join MTS's board of directors by no later than December 31, 2004.

        Allstream has change of control agreements with certain senior officers which provide for, among other things, a requirement to pay those officers up to two times their respective annual compensation if the officer's employment is terminated or there is a substantial adverse change or diminution of responsibility within the first 18 or 24 months, depending on the senior officer, after a change of control of Allstream. The Transaction will constitute a change of control of Allstream for purposes of these agreements. See "Information Concerning Allstream — Executive Employment Agreements". See also "Election of Directors" for a description of certain change of control arrangements with the Allstream directors.

Intentions of Allstream Directors and Senior Officers

        The directors and senior officers of Allstream, who collectively owned 37,430 Allstream Shares as of April 2, 2004, which represent less than 1% of the outstanding Allstream Shares, have indicated that they intend to vote in favour of the Allstream Arrangement Resolution and the Rights Plan Resolution.

Indemnification of Directors and Officers of Allstream

        Pursuant to the Arrangement Agreement, MTS has agreed to cause Allstream to (i) maintain in effect the current or substantially similar (subject to any changes required by applicable law) provisions regarding indemnification of officers and directors contained in the constating documents of Allstream and any directors, officers or employees indemnification agreements of Allstream; (ii) for a period of six years after the Effective Date, maintain in effect the current polices of directors and officers liability insurance and fiduciary liability insurance maintained by Allstream provided that MTS may substitute therefor policies of at least substantially the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured in any material respect, with respect to claims arising from facts or events which occurred on or before the Effective Date, provided that MTS's obligation is limited to purchasing such insurance as is available at a cost of no more than 250% of the current annual premiums for director and officer liability insurance paid by Allstream, and (iii) indemnify the directors and officers of Allstream to the fullest extent to which Allstream is permitted to indemnify such officers and directors under their respective charter and by-laws, and applicable law.

OTHER TERMS OF THE ARRANGEMENT AGREEMENT

        The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement which is attached to the material change reports of Allstream and MTS incorporated by reference in this Circular.

Conduct of Allstream's Business Pending the Effective Date

        Until the earlier of the Effective Date and the termination of the Arrangement Agreement, unless MTS otherwise agrees in writing, Allstream is required to conduct its business in the ordinary course (except as otherwise disclosed in writing to MTS), consistent with past practice, and use commercially reasonable efforts to preserve intact its business organizations and goodwill, including contractual rights.

Covenants

        Allstream and MTS have respectively covenanted with each other with respect to the operation of their businesses prior to the Effective Date. With respect to Allstream, these covenants include: terminating all outstanding Options which are unexercised immediately prior to the Effective Time and certain restrictions on: carrying on business other than in the ordinary course; amending its articles or by-laws; issuing, selling, pledging, encumbering, disposing, purchasing or redeeming any Allstream Shares; reorganizing, amalgamating or merging with any Person; selling, leasing or encumbering any assets out of the ordinary course of business; making capital expenditures other than in the ordinary course of business; satisfying or settling any material claims or liabilities; relinquishing any material contractual rights; entering into any interest rate, currency or commodity swaps, hedges or other similar financial instruments; materially changing its accounting methods, principles or practices; entering into or modifying arrangements regarding Allstream's employees; cancelling or terminating insurance policies; or incurring additional indebtedness or issuing any amount of debt securities.

        With respect to both Allstream and MTS, these covenants include using reasonable commercial efforts to preserve intact its business organizations, goodwill and business relationships. The mutual covenants of Allstream and MTS also include certain restrictions on taking or refraining from taking any action that would interfere with, be inconsistent with or significantly impede the completion of the Transaction; splitting, combining, consolidating or reclassifying any of their respective outstanding shares; declaring, setting aside or paying any dividend or distribution with respect to Allstream Shares or MTS Shares other than with respect to MTS's ordinary quarterly dividends; and entering into or modifying in any material respect any contract, agreement, commitment or arrangement if it would have a Material Adverse Effect on Allstream or MTS, as applicable. Each of Allstream and MTS further covenanted to promptly notify the other of any actual or reasonably expected Material Adverse Change, in respect of its business or properties, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated). Allstream and MTS each covenanted to use commercially reasonable efforts in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Transaction;

to effect all necessary registrations and filings of information requested by Governmental Entities required in connection with the Transaction and to participate and appear in any proceedings before Governmental Entities in connection therewith; opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of any Party to consummate, the Transaction; fulfilling all conditions of the Transaction, and cooperating with the other in connection with the performance by it of its Transaction obligations.

Non-Solicitation Covenants

  Termination of Existing Discussions

        The Arrangement Agreement requires Allstream, its subsidiaries and its or their representatives to immediately notify MTS of all existing Inconsistent Transactions and cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any person with respect to any Inconsistent Transaction and request the return or destruction by third parties of all confidential information provided to them regarding Allstream.

  Non-Solicitation Covenant

        The Arrangement Agreement further provides that, except as contemplated below, Allstream will not and will not permit any of its representatives to:

  •
  solicit, assist, initiate or knowingly encourage (including by way of furnishing non public information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding any proposed Inconsistent Transaction;

  •
  participate in any discussions or negotiations regarding any proposed Inconsistent Transaction;

  •
  except as set out below, withdraw or modify in a manner adverse to MTS, the Board's approval of the Transaction;

  •
  except as set out below, approve or recommend any proposed Inconsistent Transaction; or

  •
  cause Allstream to enter into any agreement related to any Inconsistent Transaction other than in accordance with the provisions relating to a Superior Proposal, as summarized below.

  Ability to Respond to Superior Proposal

        Notwithstanding the above, the Board may, prior to Allstream Shareholders approving the Allstream Arrangement Resolution and the Rights Plan Resolution, consider and participate in any discussions or negotiations, or enter into a confidentiality agreement and provide information regarding, an unsolicited bona fide proposed Inconsistent Transaction in writing that did not result from a breach of the provisions summarized above, and that the Board determines in good faith, after consultation with financial advisors and outside counsel, having regard to all circumstances, would, if consummated in accordance with its terms, be reasonably likely to result in a Superior Proposal.

  Entering into a Non-Disclosure Agreement with Respect to Inconsistent Transaction

        If Allstream receives a request for material non-public information from a Person who proposes a bona fide Inconsistent Transaction in writing in respect of Allstream (the existence and content of which have been disclosed to MTS, as described above), and the Board determines in good faith that such proposal having regard to all circumstances would, if consummated in accordance with its terms, be reasonably likely to result in a Superior Proposal, then, and only in such case, the Board may, subject to the execution by such Person of a non-disclosure agreement on substantially the same terms as the mutual non-disclosure agreement executed by MTS on February 24, 2004 and by Allstream on February 25, 2004, provide such Person with access to information regarding Allstream or any of its Subsidiaries; provided, however, that the Person making the Inconsistent Transaction shall not be precluded under such non-disclosure agreement from making the Inconsistent Transaction, and that Allstream sends a copy of any such non-disclosure agreement to MTS promptly upon its execution and that MTS is provided with a list of or, in the case of information that was not previously made available to MTS, copies of, any information provided to such Person.

  Notice to MTS of Inconsistent Transactions

        Allstream has agreed to notify MTS immediately of all future Inconsistent Transactions of which Allstream's directors, officers, representatives and agents are or become aware, or any request for non public information relating to Allstream or any Subsidiary in connection with an Inconsistent Transaction or for access to the properties, books or records of Allstream or any Subsidiary by any Person that informs Allstream or such Subsidiary that such Person is considering making, or has made, an Inconsistent Transaction. The notice must include a description of all of the material terms and conditions of any proposal including the identity of the Person making such proposal, inquiry or contact.

  Allstream's Consideration of Inconsistent Transactions

        Allstream may not accept, approve, recommend or enter into any agreement relating to an Inconsistent Transaction (other than a non-disclosure agreement as described above), unless the Board has determined in good faith that the Inconsistent Transaction constitutes a Superior Proposal and unless:

  (a)
  it has provided MTS with notice in writing prior to the Meeting that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal at least five clear days prior to the date on which the Board proposes to accept, approve, recommend or enter into an agreement relating to such Inconsistent Transaction (if Allstream provides MTS with such notice on a date that is less than five clear calendar days prior to the Meeting, Allstream shall adjourn the Meeting to a date that is not less than five clear calendar days after the date Allstream provided such notice); and

  (b)
  five clear days have elapsed from the later of the date MTS received notice of Allstream's proposed determination to accept, approve, recommend or enter into any agreement relating to such Inconsistent Transaction, and the date MTS received a copy of the written proposal in respect of the Inconsistent Transaction.

        The Board may withdraw, modify or amend, in a manner adverse to MTS, its recommendation that Allstream Shareholders vote in favour of the Arrangement, provided that: (i) the Board may do so no earlier than April 28, 2004; and (ii) Allstream gives MTS written notice of withdrawal, modification or amendment of its recommendation immediately following the decision to take such action.

  MTS's Opportunity to Match

        During the five clear day period referred to above, MTS has the opportunity to offer to amend the terms of the Arrangement Agreement. The Board will review any offer by MTS to amend the terms of the Arrangement Agreement in order to determine, in its good faith in the exercise of its fiduciary duties, whether MTS's offer to amend the terms of the Arrangement Agreement upon acceptance by Allstream would result in the Inconsistent Transaction not being a Superior Proposal. If the Board so determines, Allstream will enter into an amended agreement with MTS reflecting MTS's amended proposal. Allstream will be required to promptly reaffirm its recommendation of the Transaction by press release after: (i) any Inconsistent Transaction (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) MTS and Allstream enter into an amended agreement.

  MTS's Right to Terminate

        The Arrangement Agreement may be terminated by MTS if MTS has been notified in writing by Allstream of a Superior Proposal and MTS has not made an offer to amend the terms of the Arrangement Agreement or, having made such offer, MTS and Allstream shall not have entered into an amended Arrangement Agreement.

Representations and Warranties

        The Arrangement Agreement contains certain representations and warranties of Allstream relating to certain matters including the following: organization and standing; capitalization; authority to enter into the Arrangement Agreement and no conflicts; absence of any breach of organizational documents, law or certain material agreements as a result of execution and delivery of the Arrangement Agreement; consents and approvals; absence of defaults under governing documents or material agreements; absence of certain material changes or events; employment matters; reports and financial statements; contracts; litigation; environmental matters; tax matters; pension and employee benefits; collective agreements; affiliates; compliance with laws and permits; telecommunications licenses; absence of materially burdensome regulatory orders; restrictions on business activities; intellectual property; guarantees of Allstream; non-capital losses; the CCAA Plan; and disputed distribution claims and payments pursuant to the CCAA Plan.

        In addition, the Arrangement Agreement contains certain representations and warranties of MTS relating to certain matters including the following: organization and standing; capitalization; authority to enter into the Arrangement Agreement and no conflicts; absence of any breach of organizational documents, law or certain material agreements as a result of execution and delivery of the Arrangement Agreement; consents and approvals; employment matters; adequate financing arrangements; collective agreements; absence of defaults under governing documents or material agreements; absence of certain material changes or events; reports and financial statements; litigation; and compliance with laws and permits.

Conditions to the Arrangement Becoming Effective

        The implementation of the Arrangement is subject to certain conditions being satisfied or waived by one or both of Allstream and MTS at or before the Effective Time.

  Regulatory Approvals

        The obligations of Allstream and MTS to complete the Transaction are subject to the receipt of certain regulatory approvals on or before the Termination Date or such earlier time as is specified below, including the following:

  •
  the Interim Order and the Final Order shall have each been granted in form and substance satisfactory to Allstream and MTS, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Allstream and MTS, acting reasonably, on appeal or otherwise;

  •
  all required material consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons, including FCC Approval and TSX Approval, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, shall have been obtained or received on terms that will not have an Enterprise Material Adverse Effect, and reasonably satisfactory evidence thereof shall have been delivered to each Party; and

  •
  in relation to the transactions contemplated in the Arrangement Agreement that are subject to mandatory pre-merger notification under Part IX of the Competition Act, the relevant waiting period under section 123 of the Competition Act shall have expired and (i) an ARC pursuant to section 102 of the Competition Act by the Commissioner; or (ii) a "no action letter" satisfactory to Allstream and MTS, acting reasonably, shall have been received from the Commissioner indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act, and any terms and conditions attached to any such letter shall be acceptable to Allstream and MTS acting reasonably; or (iii) if an ARC or "no action" letter is not issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act.

        See "Regulatory Matters".

  Shareholder Approvals

        The obligations of Allstream and MTS to complete the Transaction are subject to the Allstream Arrangement Resolution being passed at the Meeting in accordance with the Interim Order; and the Rights Plan

Resolution being passed at the Meeting in accordance with the Interim Order, and the Allstream Rights Plan being rescinded. In order for the Transaction to become effective, the Allstream Arrangement Resolution must be passed by at least two-thirds of the votes cast by Allstream Shareholders present in person or by proxy at the Meeting. The Rights Plan Resolution must be passed by at least a majority of the votes cast by Allstream Shareholders (other than holders that are not Independent Shareholders) present in person or by proxy at the Meeting, voting together as a single class.

  Additional Conditions under the Arrangement Agreement

        The obligations of each of Allstream and MTS to complete the Transaction are also subject to the fulfilment of certain further conditions on or before the Termination Date or such earlier time as is specified below, including:

  •
  all covenants of Allstream and MTS under the Arrangement Agreement to be performed on or before the Effective Date shall have been duly performed by Allstream and MTS, as applicable, in all material respects;

  •
  the representations and warranties of Allstream and MTS qualified by materiality shall be true and correct, and all representations and warranties not qualified by materiality shall be true and correct in all material respects, as of the date on which the Articles of Arrangement giving effect to the Arrangement are sent to the Director and as of the Effective Date;

  •
  since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Change with respect to either Allstream or MTS, and neither Allstream nor MTS shall have become aware of any previously undisclosed material fact which has a Material Adverse Effect on the other party;

  •
  the Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Allstream, to permit the consummation of the Transaction and to cause all of the Options to terminate and expire at the Effective Time, if unexercised prior to the Effective Time;

  •
  the board of directors of MTS shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by MTS to permit the consummation of the Transaction;

  •
  no Law shall have been proposed, enacted, promulgated or applied and no legal action or proceeding shall have been commenced by any Person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Transaction or the right of MTS to own or exercise full rights of ownership of all of the outstanding Allstream Shares and all of the outstanding shares of Allstream's Subsidiaries owned by Allstream;

  •
  no Law shall have been proposed, enacted, promulgated or applied and no legal action or proceeding shall have been commenced by any Person which, if the Transaction were completed, could reasonably be expected to have an Enterprise Material Adverse Effect;

  •
  there shall be no action taken under any Laws or by any Governmental Entity, that: (a) makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Transaction or any other transactions or agreements contemplated by the Arrangement Agreement; or (b) results in a judgment or assessment of damages, directly or indirectly, relating to the transactions or agreements contemplated in the Transaction Documents which would have an Enterprise Material Adverse Effect;

  •
  the Effective Date shall occur prior to the Termination Date; and

  •
  the Arrangement Agreement shall not have been terminated pursuant to its terms.

        The obligation of MTS to complete the Transaction is also subject to the condition that the holders of not more than 5% of the issued and outstanding Allstream Shares shall have exercised (and not withdrawn such exercise) their Dissent Rights in respect of the Arrangement. MTS has agreed that, in the event that holders of between 5% and 10% of the issued and outstanding Allstream Shares exercise their Dissent Rights, MTS will not terminate the Arrangement Agreement as a result, except with Allstream's prior consent.

Effective Date of the Arrangement

        The Effective Date is expected to occur following the Meeting, in late May or early June 2004. Allstream and MTS will issue a joint press release announcing the Effective Date as soon as it has been determined.

Termination

        The Arrangement Agreement may be terminated at any time prior to the Effective Date (even if the Allstream Shareholders have approved the Allstream Arrangement Resolution at the Meeting):

  (a)
  by mutual written consent of Allstream and MTS;

  (b)
  by MTS, if Allstream has breached any of its (i) representations and warranties or (ii) agreements, covenants or obligations in the Arrangement Agreement in any material respect (or, where any representation or warranty is qualified by materiality, in any respect) and such breach is not curable or, if curable, is not cured within the applicable time period as set out in the Arrangement Agreement;

  (c)
  by either Allstream or MTS if a mutual condition precedent contained in the Arrangement Agreement is not met, and such failure is not curable or, if curable, is not cured within the applicable time period as set out in the Arrangement Agreement;

  (d)
  by Allstream, if MTS has breached any of its (i) representations and warranties or (ii) agreements, covenants or obligations in the Arrangement Agreement in any material respect (or, where any representation or warranty is qualified by materiality, in any respect) and such breach is not curable or, if curable, is not cured within the applicable time period as set out in the Arrangement Agreement;

  (e)
  by either Allstream or MTS if the Allstream Shareholders fail to approve the Allstream Arrangement Resolution or the Rights Plan Resolution at the Meeting;

  (f)
  by Allstream, following receipt of, and in order to accept or recommend, a Superior Proposal in compliance with the applicable provisions of the Arrangement Agreement; or

  (g)
  by MTS, if: (i) the Allstream Board fails to recommend the Arrangement, withdraws or modifies in a manner adverse to MTS its approval or recommendation of the Transaction, the Arrangement Agreement or the transactions contemplated thereby or fails to reaffirm such approval or recommendation within five clear days of receipt of any written request to do so by MTS; or (ii) pursuant to the applicable provisions of the Arrangement Agreement, MTS has been notified by Allstream in writing of a Superior Proposal, within the applicable time period, and MTS has not made an offer to amend the terms of the Arrangement Agreement or, MTS having made such an offer, MTS and Allstream shall not have entered into an amended Arrangement Agreement.

Termination Fee and Expense Reimbursement

        Subject to the provisions summarized below, whether or not the Transaction is consummated, all costs and expenses incurred in connection with the Arrangement Agreement and the transactions contemplated thereby (including the fees and expenses of its advisors, accountants and legal counsel) shall be paid by the party incurring such expense.

        Allstream will be required to pay to MTS the sum of $50 million in the event that, (i) the Arrangement Agreement is terminated by MTS pursuant to paragraph (g) under the heading "Termination" above, or (ii) the Allstream Shareholders fail to approve the Allstream Arrangement Resolution or the Rights Plan Resolution at the Meeting and public disclosure of an Inconsistent Transaction is made or occurs on or before the date which is 90 days after the date of the Meeting, and that Inconsistent Transaction is completed substantially in accordance with its terms.

        In the event that the Allstream Shareholders do not approve the Allstream Arrangement Resolution at the Meeting and Allstream is not required to make a payment to MTS pursuant to the above paragraph, Allstream shall pay to MTS on account of its expenses in connection with the Transaction the sum of $5 million.

Expenses

        The estimated fees, costs and expenses of Allstream in connection with the Arrangement including, without limitation, financial advisors' fees, filing fees, legal and accounting fees, soliciting dealer fees and printing and mailing costs, are anticipated to be approximately $14 million.

MTS Issuer Bid

        MTS intends that following the Effective Date, subject to applicable law, it will, by way of substantial issuer bid, purchase for cancellation outstanding MTS Shares (on a pro rata basis) and will expend approximately $800 million to do so (it being understood that two-thirds of any cash payments made in connection with the exercise of Dissent Rights by Allstream Shareholders will be credited to that amount).

Proposal to Amend Articles of Incorporation of MTS

        Pursuant to the Arrangement Agreement, MTS has agreed that it will propose a resolution to its shareholders for approval at MTS's 2004 annual meeting which would amend MTS's articles to increase the number of MTS Common Shares that may be beneficially owned by Non-Residents of Canada to the maximum percentage of outstanding shares as may be permitted by Laws from time to time. See "MTS Share Capital — Summary of Foreign Ownership and Individual Ownership Restrictions on MTS Common Shares".

Court Approval of the Arrangement and Completion of the Transaction

        The Arrangement requires approval by the Court under section 192 of the CBCA. Prior to the mailing of this Circular, Allstream obtained the Interim Order on April 8, 2004 providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix E. The Notice of Application applying for the Final Order also appears in Appendix F.

        Allstream and MTS will advise the Court that securities issued in the Transaction will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court's approval of the Arrangement.

        The hearing in respect of the Final Order will be held on May 14, 2004, subject to approval of the Allstream Arrangement Resolution and the Rights Plan Resolution by Allstream Shareholders. In accordance with the Interim Order, should the Court adjourn the hearing to a later date, notice of the later date will be given to those who have filed and delivered an appearance in accordance with the Interim Order. Any Allstream Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file an appearance as set out in the Notice of Application and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement to the Allstream Shareholders. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

        Assuming the Final Order is granted, the Final Order will not become effective until Allstream notifies the Court that the requisite authorizations, if any, have been obtained. After the Final Order becomes effective and the other conditions in the Arrangement Agreement are satisfied or waived, the Articles of Arrangement for Allstream will be filed with the Director to give effect to the Arrangement Agreement and the various documents necessary to consummate the Transaction will be executed and delivered.

        The Arrangement will become effective on the Effective Date, when the Director issues the Certificate of Arrangement.

PROCEDURE FOR EXCHANGE OF SHARE CERTIFICATES BY ALLSTREAM SHAREHOLDERS AND DISTRIBUTION OF MTS COMMON SHARE CERTIFICATES OR
MTS CLASS B NON-VOTING SHARE CERTIFICATES

        Enclosed with this Circular is a Letter of Transmittal. The Letter of Transmittal, when properly completed and duly executed and returned together with, in the case of Allstream Registered Shareholders only, a certificate or certificates representing Allstream Shares and all other required documents, will enable (i) each Qualifying Allstream Shareholder to obtain the applicable number of MTS Common Shares and cash and (ii) each Non-Qualifying Allstream Shareholder (other than Dissenting Shareholders and MTS and its Subsidiaries) to obtain the applicable number of MTS Class B Non-Voting Shares and cash, in each case, together with an additional cash payment, if any, in lieu of fractional shares which such Allstream Shareholder is entitled to receive under the Arrangement. See "The Transaction — Arrangement Mechanics". If you fail to deliver a duly completed Letter of Transmittal by the Deposit Deadline (or if you have not declared on the Letter of Transmittal that you are a Resident of Canada), you will not be entitled to receive MTS Common Shares. If you hold your Allstream Shares through a nominee such as a broker or dealer, please complete the documentation and follow the instructions provided by your nominee or contact your nominee for assistance.

        The Letter of Transmittal must be submitted, as described below, by the Deposit Deadline, which is 5:00 p.m. (Toronto time) on the Deposit Date (expected to be May 14, 2004). If, after the Letter of Transmittal has been mailed, Allstream and MTS determine that the Effective Date is not reasonably likely to occur by the third Business Day after the Initial Deposit Date, then the date by which Letters of Transmittal must be received shall be extended to a date which the parties expect to be not more than three Business Days before the Effective Date. In the event that the date by which Letters of Transmittal must be received is extended, Allstream shall provide at least five days notice of the new Deposit Date (and shall provide such notice prior to the Initial Deposit Date if practicable) to Allstream Shareholders by means of publication, at least once, in The Globe and Mail, national edition, or any other English language daily newspaper of general circulation in Canada. Any duly completed Letter of Transmittal deposited by the Deposit Deadline on the Initial Deposit Date shall not be required to be re-deposited if the date by which Letters of Transmittal must be received is extended pursuant hereto (the Initial Deposit Date, as extended and published as described in this paragraph, is referred to in this Circular as the "Deposit Date").

        On and after the Effective Time, all certificates that represented Allstream Shares immediately prior to the Effective Time will cease to represent any rights with respect to Allstream Shares and will only represent the right to receive MTS Shares and cash, together with the amount of cash, if any, payable in lieu of fractional shares. No dividends or other distributions declared or made after the Effective Time with respect to MTS Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Allstream Shares that were exchanged for MTS Shares, and no cash payment in lieu of fractional shares shall be paid to any such holder, unless and until the registered holder of such certificate shall surrender such certificate in accordance with the above paragraph. Subject to applicable law, at the time of such surrender of any such certificate, there shall be paid to the registered holder of the certificates representing Allstream Shares, without interest, (i) the amount of cash payable in lieu of a fractional MTS Share to which such holder is entitled, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole MTS Shares the holder is entitled to receive, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole MTS Shares which the registered holder is entitled to receive. On the sixth anniversary of the Effective Time, all certificates that represented Allstream Shares immediately prior to the Effective Time will cease to represent any right to receive the consideration offered pursuant to the Arrangement.

        Any use of mail to transmit certificate(s) for Allstream Shares and the related Letter of Transmittal is at the risk of the Allstream Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, and with proper insurance, be used. Certificates representing the appropriate number of MTS Shares issuable to a former Allstream Shareholder who has complied with the procedures set out in this section and a cheque in the amount of the cash portion of the consideration payable to the Allstream Shareholder pursuant to the Arrangement, together with a cheque in the amount, if any, payable in lieu of fractional Allstream Shares will, as soon as practicable after the Effective Date (i) be forwarded to the Allstream Shareholder at the address specified in the Letter of Transmittal by prepaid mail or (ii) be made available at the offices of the Depositary for pick up by the Allstream Shareholder as requested by the Allstream Shareholder in the Letter of Transmittal.

        Where a certificate for Allstream Shares has been destroyed, lost or stolen, the registered holder of that certificate should immediately contact CIBC Mellon Trust Company at 416-643-5500 in the Toronto area or toll free at 1-800-387-0825 regarding the issuance of a replacement certificate upon the holder satisfying the requirements of Allstream relating to replacement certificates. The Depositary will also require written notice of the lost certificate, among other things.

        Allstream Shareholders who hold Allstream Shares registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in providing details for registration and delivery of their MTS Shares.

MTS AND ALLSTREAM AFTER THE TRANSACTION

        The effect of the Transaction will be the combination of the strengths of one of North America's most profitable communications providers with one of Canada's largest and most profitable alternative communications solutions providers. Headquarters for the expanded company will be located in Winnipeg. Operations for Allstream will continue to be based out of Toronto, addressing the needs of the national enterprise market.

        The Transaction provides the opportunity to create value for shareholders through an effective use of Allstream's tax losses. MTS, following the Transaction, will have extended its capabilities and expertise to the national stage and will have the opportunity for profitable growth and value creation. The Transaction creates a financially strong company with blue chip clients in Canada and the United States, and with service offerings in all segments of the industry. MTS will strengthen the competition in Canada by creating a strong player in the industry and a more attractive national alternative for customers.

        The Transaction is expected to be immediately accretive to MTS's earnings per share and cash flow per share. On a pro forma basis, MTS will have annual revenues of more than $2 billion, more than $3.4 billion in assets, more than 7,000 employees and a leading edge fibre-based national network infrastructure. Underpinning MTS, will be a strong balance sheet and very profitable operations.

        While there is a complementary fit with the companies' operations, the Transaction is expected to generate annualized cash savings of approximately $120 million by 2005 through a combination of approximately $40 million of operating synergies and $80 million of cash tax savings as a result of utilizing Allstream's unused tax losses.

        The table below summarizes certain unaudited pro forma consolidated financial information of MTS that gives effect to the Arrangement as if it had occurred as of December 31, 2003 for the purposes of the unaudited pro forma consolidated balance sheet information and as of January 1, 2003 for the purposes of the unaudited pro forma condensed consolidated income statement information. See Exhibit A to this Circular, "MTS Pro Forma Financial Statements".

        The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the Arrangement been effected on the dates indicated, or the results that may be obtained in the future.

Selected Pro Forma Consolidated Financial Information of MTS

	For the year ended December 31, 2003
	(unaudited) (in millions except per share amount)
Pro Forma Operating revenue	$2,136
Pro Forma Net income	$204	(1)
Pro Forma Earnings per share	$2.40

(1)
Calculated by adding actual net income of MTS for the year ended December 31, 2003, actual net income of the Predecessor for the three months ended March 31, 2003, actual net income of Allstream for the period from April 1, 2003 to December 31, 2003, adjustments directly attributable to the three-month period ended March 31, 2003 during which the Predecessor was under the protection of the CCAA (see Note 2 to the unaudited pro forma consolidated financial statements of MTS included as Exhibit A to this Circular) and the pro forma adjustments.

Consolidated Capitalization of MTS

        The following table sets forth the consolidated capitalization of MTS at December 31, 2003 and the pro forma consolidated capitalization of MTS at December 31, 2003 after giving effect to the Arrangement as if it had occurred as of December 31, 2003. See Exhibit A to this Circular, "MTS Pro Forma Financial Statements".

Consolidated Capitalization of MTS as at December 31, 2003

	As at December 31, 2003	Pro Forma as at December 31, 2003
	(in millions)	(unaudited) (in millions)
Long-term debt, including capital leases	$461	$482
MTS Common Shares	553	633
MTS Class A Shares	33	33
MTS Class B Non-Voting Shares	—	998

	$1,047	$2,146

Contributed Surplus	3	3
Retained Earnings	300	493

Total capitalization	$1,350	$2,642

Note:

The pro forma consolidated capitalization information is based on an additional 1.647 million MTS Common Shares and 20.557 million MTS Class B Non-Voting Shares being issued, all at an assigned price per share of $48.57, as a result of the Arrangement. This assumes that all Allstream Class A Shares outstanding at December 31, 2003 will be exchanged for MTS Common Shares, all Allstream Class B Limited Voting Shares outstanding at December 31, 2003 will be exchanged for MTS Class B Non-Voting Shares and all the Options outstanding at December 31, 2003 will be exercised and exchanged for MTS Common Shares.

REGULATORY MATTERS

        In connection with the Transaction, the approval of various Canadian and other regulatory authorities having jurisdiction over the business of MTS and the business of Allstream and their respective subsidiaries is required. The principal approvals required are described below.

United States Federal Communications Commission

        The obligation of Allstream and MTS to complete the Arrangement is subject to the condition that Allstream and MTS obtain FCC Approval. Allstream Subsidiaries hold two licenses issued by the FCC: (i) an

"international Section 214" authorization for U.S. facilities-based and resold international services, and (ii) a cable landing license for Allstream's interest in the AmeriCan-1 system. Under the Federal Communications Act of 1934, as amended, and the FCC's rules, the transfer of corporate control of each of the FCC-licensed Allstream Subsidiaries from Allstream to MTS requires prior FCC approval. Allstream and MTS have filed separate applications with the FCC for each authorization.

Competition Act

        The merger provisions of the Competition Act permit the Commissioner to apply to the Tribunal to seek relief in respect of merger transactions (including share acquisitions) that are likely to prevent or lessen competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed merger transaction, prohibiting completion of the transaction, and in the case of a completed transaction, dissolution or divestiture. The Tribunal may also order interim relief in certain circumstances upon application by the Commissioner. Proceedings under the merger provisions of the Competition Act may be instituted by the Commissioner for a period of three years after a merger transaction has been substantially completed unless an ARC in respect of the Transaction is issued under section 102 of the Competition Act.

        The Competition Act requires the parties to certain merger transactions that exceed specified financial and other thresholds to provide the Commissioner with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration of a prescribed waiting period prior to completing the transaction. The issuance of an ARC eliminates the notification and waiting period requirements. The Commissioner's substantive review of a merger transaction may take longer than the prescribed waiting period triggered by a pre-merger notification filing.

        MTS and Allstream have submitted pre-merger notification filings to the Commissioner in respect of the Transaction, and have also applied for an ARC. The obligations of Allstream and MTS to complete the Arrangement are subject to the condition that either (i) the Commissioner shall have issued an ARC pursuant to section 102 of the Competition Act, or (ii) that the applicable waiting period under the Competition Act shall have expired and either (A) the Commissioner shall have issued a "no action" letter or (B) the Commissioner shall not have applied, or threatened to apply, to the Tribunal for relief in respect of the Transaction. Until the Commissioner has completed the review, there can be no assurance that a challenge of the Transaction before the Tribunal will not be made, or, if such a challenge is made, of the result.

Qualification for Trading

  Canada

        The MTS Shares to be issued in exchange for Allstream Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada, subject to the usual conditions that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are subject to any such resale and no extraordinary commission or consideration is paid in respect thereof and subject, in the case of the Province of Quebec, to the receipt of regulatory approval.

  United States

        The MTS Shares to be issued in exchange for Allstream Shares pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act, which, among other things, exempts from the registration requirements thereof securities issued in exchange for one or more outstanding securities, claims or property interests where the terms and conditions of the issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear. In accordance with the requirements of the SEC, Allstream and MTS will advise the Court prior to the hearing in respect of the Final Order that the MTS Shares will not be registered under the 1933 Act in reliance upon such exemption and that such reliance will be based on the Court's approval of the Arrangement. MTS Shares issued to a former holder of Allstream Shares who is not an "affiliate" of Allstream before the Arrangement or of MTS after the Arrangement for purposes of United States federal securities laws may be resold without restriction under the 1933 Act. Former Allstream Shareholders who were affiliates of Allstream prior to the Arrangement or of MTS after the Arrangement may not re-sell the MTS Shares in the United States except in transactions permitted by the resale provisions of Rule 145(d) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. Sales under Rule 145(d) require compliance, during prescribed periods following the acquisition of securities pursuant to the Arrangement, with certain volume limitations and current public information and manner of sale requirements. For the purposes of the 1933 Act, an "affiliate" of Allstream or MTS is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Allstream or MTS, as the case may be.

        Allstream Shareholders resident in the United States and other Allstream Shareholders residing elsewhere than in Canada are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Stock Exchange Listings

        MTS Common Shares are currently listed and posted for trading on the TSX. It is a condition to the Transaction that that the MTS Common Shares issued pursuant to the Plan of Arrangement and in connection with any conversion of the MTS Class B Non-Voting Shares, and the MTS Class B Non-Voting Shares issued pursuant to the Plan of Arrangement be approved for listing on the TSX. The TSX has conditionally approved for listing the MTS Common Shares issuable pursuant to the Plan of Arrangement under the symbol "MBT" and in connection with any conversion of the MTS Class B Non-Voting Shares, and the MTS Class B Non-Voting Shares issuable pursuant to the Plan of Arrangement under the symbol "MBT.B" subject to satisfaction of customary conditions and meeting distribution requirements. The MTS Shares will not be quoted on Nasdaq. See "Investment Considerations Relating to MTS Shares — Lack of U.S. Market for MTS Shares". It is expected that the Allstream Shares will be delisted from the TSX and Nasdaq.

        The receipt of all required Canadian and other governmental approvals relating to the Transaction, including those referred to above, is a condition precedent to the obligations of Allstream and MTS under the Arrangement Agreement. See "Other Terms of the Arrangement Agreement — Conditions to the Arrangement Becoming Effective". There can be no assurances that such approvals will be obtained or, if obtained, will be obtained on terms satisfactory to Allstream and MTS.

DISSENTING SHAREHOLDERS' RIGHTS

        Section 190 of the CBCA, reproduced in Appendix G of this Circular, provides registered shareholders with the right to dissent from certain resolutions which affect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Allstream Registered Shareholders with the right to dissent from the Allstream Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Allstream Registered Shareholder who dissents from the Allstream Arrangement Resolution in compliance with section 190 of the CBCA as modified by the Plan of Arrangement and the Interim Order will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Allstream Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Allstream Arrangement Resolution is adopted. If the holders of more than 5% of the issued and outstanding Allstream Shares dissent, MTS may choose not to proceed with the Arrangement. However, MTS has agreed that, in the event that holders of between 5% and 10% of the issued and outstanding Allstream shares exercise their Dissent Rights, MTS will not terminate the Arrangement Agreement, as a result, except with Allstream's prior consent.

        Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that an Allstream Shareholder may only exercise the right to dissent under section 190 of the CBCA (as modified by the Plan of Arrangement and the Interim Order) in respect of Allstream Shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a Non-Registered Holder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the Non-Registered Holder's name).

        A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of the shares and either (i) instruct the Intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, may require that the shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would be able to exercise the right to dissent directly.

        An Allstream Registered Shareholder who wishes to dissent must provide to Allstream (i) c/o CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, Canada M5L 1G9 (Attention: Special Projects) and c/o CIBC Mellon Trust Company, P.O. Box 12005, STN BRM B, Toronto, Ontario, M7Y 2K5 (Attention: Stock Transfer Services) or (ii) by facsimile transmission to 416-643-3148 (Attention: Special Projects) and to (416) 368-2502 (Attention: Stock Transfer Services), on or before 5:00 p.m. (Toronto time) on the Business Day preceding the Meeting (or any adjournment or postponement thereof), a Dissent Notice. It is important that Allstream Registered Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA, which would permit a dissent notice to be provided at or prior to the Meeting.

        The filing of a Dissent Notice does not deprive an Allstream Registered Shareholder of the right to vote at the Meeting; however, the CBCA provides, in effect, that an Allstream Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Allstream Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Allstream Arrangement Resolution. The CBCA does not provide, and Allstream will not assume, that a vote against the Allstream Arrangement Resolution or an abstention constitutes a Dissent Notice, but an Allstream Registered Shareholder need not vote his or her Allstream Shares against the Allstream Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Allstream Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by an Allstream Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Allstream Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Allstream Shares in favour of the Allstream Arrangement Resolution and thereby causing the Allstream Registered Shareholder to forfeit his or her Dissent Rights. See "General Proxy Information — Revocation of Proxies".

        Allstream is required, within 10 days after Allstream Shareholders adopt the Allstream Arrangement Resolution, to notify each Dissenting Shareholder that the Allstream Arrangement Resolution has been adopted. Such notice is not required to be sent to any Allstream Shareholder who voted for the Allstream Arrangement Resolution or who has withdrawn his or her Dissent Notice.

        A Dissenting Shareholder who has not withdrawn his or her Dissent Notice prior to the Meeting must then, within 20 days after receipt of notice that the Allstream Arrangement Resolution has been adopted, send to Allstream c/o the Transfer Agent a written notice (a "Demand for Payment") containing his or her name and address, the number of Allstream Shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to Allstream c/o the Transfer Agent certificates representing Allstream Shares in respect of which he or she dissents. A Dissenting Shareholder who fails to send certificates representing Allstream Shares in respect of which he or she dissents has no right to make a claim under section 190 of the CBCA. The Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

        After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as an Allstream Shareholder in respect of the Allstream Shares in respect of which the shareholder has dissented other than the right to be paid the fair value of the shares as determined pursuant to the Interim Order, unless (i) the

Dissenting Shareholder withdraws his or her Dissent Notice before Allstream makes an Offer to Pay, (ii) Allstream fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, or (iii) the Board revokes the Allstream Arrangement Resolution, in all of which cases the Dissenting Shareholder's rights as a shareholder will be reinstated.

        In addition, pursuant to the Plan of Arrangement, Allstream Registered Shareholders who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Allstream Shares shall be deemed to have transferred such Allstream Shares as of the Effective Time.

        Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Allstream Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Allstream Shareholder and shall receive, from MTS, cash and MTS Shares on the basis set forth in the Plan of Arrangement.

        Allstream is required, not later than seven days after the later of the Effective Date and the date on which Allstream received the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for his or her Allstream Shares in an amount considered by the Board to be the fair value of shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Allstream must pay for the Allstream Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Allstream does not receive an acceptance within 30 days after the Offer to Pay has been made.

        If Allstream fails to make an Offer to Pay for a Dissenting Shareholder's Allstream Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay which has been made, Allstream may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Allstream Shares of Dissenting Shareholders. If Allstream fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Upon an application to a court, all Dissenting Shareholders will be joined as parties and bound by the decision of the court, and Allstream will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Allstream Shares of all Dissenting Shareholders. The final order of a court will be rendered against Allstream in favour of each Dissenting Shareholder and for the amount of the fair value of his or her Allstream Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment. An application to the court by either Allstream or a Dissenting Shareholder must be in the Province of Ontario or in the province within which the Dissenting Shareholder resides if Allstream carries on business in that province.

        Pursuant to the Plan of Arrangement, in no case shall MTS, Allstream, or any other Person be required to recognize any Dissenting Shareholder as Allstream Shareholders after the Effective Time, and the names of such Allstream Shareholders shall be deleted from the registers of holders of Allstream Shares at the Effective Time.

        Allstream Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration offered under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such shareholder's Allstream Shares.

        Under the CBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the Dissent Rights as provided for in the Plan of Arrangement and the Interim Order. In any case, it is not anticipated that additional Allstream Shareholder approval would be sought for any such variation.

        The foregoing is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix G. It is recommended that any Allstream Registered Shareholder wishing to avail himself or herself of his or her Dissent Rights under those provisions seek legal advice as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Tax Considerations for Allstream Shareholders".

INFORMATION CONCERNING ALLSTREAM

        The following information about Allstream is only a general summary and is not intended to be comprehensive. For additional information about Allstream, you should refer to the information described under "Allstream Documents Incorporated by Reference" below.

        Allstream is a leading Canadian communications solutions provider. Supported by a portfolio of connectivity, infrastructure management, and information technology ("IT") services, Allstream delivers business solutions that meet customers' unique IT and communications needs and helps them compete more effectively. Spanning more than 18,800 kilometres, Allstream's broadband fibre-optic network has the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream launched its new brand identity on June 18, 2003.

        Allstream's shares have traded on the TSX and the Nasdaq since April 1, 2003, when the CCAA Plan was implemented, at first under the symbols TEL.A and TEL.B on the TSX and ATTC and ATTCZ on the Nasdaq, and since June 26, 2003, under the symbols ALR.A and ALR.B on the TSX, and ALLSA and ALLSB on the Nasdaq. Allstream is a reporting issuer or the equivalent in each province and territory in Canada.

        The head and registered office for Allstream is located at 200 Wellington Street West, Toronto, Ontario, Canada M5V 3G2.

        Additional information about Allstream can be found on the Allstream's website at www.allstream.com, on SEDAR at www.sedar.com and on the website maintained by the SEC at www.sec.gov/edgar.shtml.

Recent Developments

        On April 1, 2003, the Predecessor implemented the CCAA Plan and emerged from protection under the CCAA. Pursuant to the Plan, a new parent company, New AT&T Canada was incorporated under the CBCA and pursuant to Articles of Reorganization dated April 1, 2003, became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada. changed its name to Allstream Inc.

        The Predecessor was a publicly traded company which filed, along with certain of its subsidiaries, for protection from its creditors under the CCAA on October 15, 2002. The filing under the CCAA occurred following several months of negotiation with holders of notes of the Predecessor (the "Notes") and was necessitated by the Predecessor's inability to service its debt requirements. In building out its extensive telecommunications market in Canada, the Predecessor had issued significant long-term debt, which as of October 15, 2002 aggregated approximately $4.6 billion.

        Upon the implementation of the CCAA Plan, the claims of the holders of Notes and the claims of certain other creditors of the Predecessor and its subsidiaries (collectively, with the holders of the Notes, the "Affected Creditors") were compromised and the Affected Creditors received, on a pro rata basis, 100%, subject to Allstream Shares set aside for the Allstream Management Incentive Plan, of the equity of Allstream (consisting of Allstream Class A Shares and Allstream Class B Limited Voting Shares (collectively, the "New Shares")), and a payment of cash from a cash pool of $233,000,000. As a result of the CCAA Plan and the prior repayment of the Predecessor's secured credit facilities, as of the implementation of the CCAA Plan, Allstream and its subsidiaries had no long-term public debt. Further details on the CCAA Plan and the rights of Affected Creditors can be found in the Renewal Annual Information Form of Allstream dated April 2, 2004, which is incorporated by reference in this Circular.

Principal Shareholders

        As of April 7, 2004 640,881 Allstream Class A Shares and 19,184,198 Allstream Class B Limited Voting Shares were issued and outstanding. To the knowledge of the directors and senior officers of Allstream, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than ten percent (10%) of the voting rights attached to any class of voting securities entitled to vote at the Meeting as of the date hereof except as follows:

Name	Number of Allstream Class A Shares	10% or more of Class	Number of Allstream Class B Limited Voting Shares	10% or more of Class

Cerberus Partners, L.P., Cerberus International, Ltd., Cerberus America Series One Holdings, LLC and Cerberus Series Two Holdings, LLC	Nil	N/A	2,018,835	10.6%

Compensation of Named Executive Officers

        The following table sets forth the annual and long-term compensation of the individuals who were, at December 31, 2003 the Chief Executive Officer and the next four most highly compensated executive officers of Allstream, (collectively, the "Named Executive Officers"), for the 2001, 2002 and 2003 financial years of Allstream or the Predecessor, as applicable.

		Annual Compensation(7)(8)								Long-Term Compensation
										Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)			Other Annual Compensation ($)(3)			Securities Under Options/ SARS Granted (No.)	Restricted Shares or Restricted Share Units ($)(4)	LTIP Payouts ($)	All Other Compensation ($)

John McLennan Vice Chair & CEO	2003 2002 2001	$ $ $	737,500 742,000 737,500	$ $ $	691,900 404,000 259,000		$ $ $	197,783 178,552 143,981		75,000 400,000 —	$540,750 — —	— — —	$	— 2,060,000 —	(5)

John MacDonald(1) President & COO	2003 2002 2001	$ $	498,000 32,500 —	$ $	400,500 19,500 —	(9)	$ $	67,548 4,885 —		75,000 — —	$540,750 — —	— — —		— — —

David Lazzarato Executive VP and Chief Financial Officer	2003 2002 2001	$ $ $	329,000 334,000 323,000	$ $ $	220,440 128,700 99,000	(9)	$ $ $	25,306 24,045 21,111	(7)	75,000 — 119,447	$540,750 — —	— — —	$ $	2,412,201 1,692,070 —	(6) (5)

Henry Yip(2) Executive VP Network Services	2003 2002 2001	$ $ $	275,000 275,000 199,000	$ $ $	183,700 107,500 61,000		$ $ $	58,184 56,942 40,373		22,500 — 100,000	$162,225 — —	— — —	$	— 527,000 —	(5)

Mike Kologinski Executive VP Marketing	2003 2002 2001	$ $ $	263,000 258,500 216,000	$ $ $	200,400 103,000 72,000		$ $ $	20,833 21,629 17,729		22,500 — —	$162,225 — —	— — —	$	— 1,758,500 —	(5)

(1)
Mr. MacDonald's employment with Allstream commenced on November 27, 2002.

(2)
Mr. Yip's employment with Allstream commenced on April 4, 2001.

(3)
"Other Annual Compensation" is comprised of: life insurance benefits, executive perks, travel expenses, and in the case of Messrs. McLennan, MacDonald and Yip, housing allowance and in the case of Messr's Yip and Kologinski employee share ownership plan benefits and in the case of Mr. Yip, medical benefits.

(4)
An initial grant of RSUs was made on April 17, 2003 and will vest on April 17, 2006, subject to early vesting as a result of the Transaction pursuant to the terms of the Allstream Management Incentive Plan and subject to any adjustment based on the percentages of payment under Annual Variable Pay Objectives over the three-year term. Once vested, RSUs will normally be paid in cash, but

  Allstream reserves the right to settle the awards in shares purchased on the open market or issued from Treasury. Pursuant to the Arrangement, all RSUs outstanding will terminate and expire at the Effective Time.

(5)
Stock Option Benefits.

(6)
In 2003, Mr. Lazzarato received a special award of $2,412,201, as described below under Executive Employment Agreements.

(7)
See "Report of the Human Resources and Compensation Committee on Executive Compensation".

(8)
On October 8, 2002, all of the shares underlying the deposit receipts of the Predecessor not already owned by AT&T Corp. were acquired by it through a third party, including all deposit receipts that could be acquired pursuant to the Predecessor's employee stock option plan. This transaction resulted directly in the stock option gains referred to in footnote 5 above and determined, in part, the level of payment referred to in footnote 6 above. Following October 8, 2002, no officer of Allstream held any stock or stock options in the Predecessor.

(9)
In the case of Mr. MacDonald, he elected to receive $185,250 in Deferred Share Units ("DSUs"), and, in the case of Mr. Lazzarato, he elected to receive $203,940 in DSUs pursuant to Allstream's Deferred Share Unit Plan for Senior Executives. All rights under the Allstream Deferred Share Unit Plans will terminate and expire immediately prior to the Effective Time.

Option Grants During Fiscal 2003

        The following table sets forth individual grants of Options under the Allstream Management Incentive Plan during the financial year ended December 31, 2003 to the Named Executive Officers:

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted(1)	% of Total Options Granted to Employees in Fiscal 2003(2)	Exercise or Base Price $/Security	Value of Securities on date of Grant	Expiration Date

John McLennan	75,000	11.16%	$36.05	$2,703,750	April 17, 2008

John MacDonald	75,000	11.16%	$36.05	$2,703,750	April 17, 2008

David Lazzarato	75,000	11.16%	$36.05	$2,703,750	April 17, 2008

Henry Yip	22,500	3.35%	$36.05	$811,125	April 17, 2008

Mike Kologinski	22,500	3.35%	$36.05	$811,125	April 17, 2008

(1)
The above Options were granted pursuant to the Allstream Management Incentive Plan. The exercise price of each Option granted is the closing price of the Allstream Class A Share on the TSX on the last trading day immediately before the grant, and must be paid in full at the time of exercise. The maximum aggregate number of Allstream Class A Shares and Allstream Class B Limited Voting Shares that may be reserved and authorized for issuance under the Allstream Management Incentive Plan is currently two million. Pursuant to the Arrangement, all Options that, prior to the Effective Time, have not been duly exercised, or agreed by holders of such Options and units to be exchanged for or into Options to acquire MTS Common Shares, will terminate and expire.

(2)
The aggregate number of Options to purchase Allstream Class A Shares granted to employees of Allstream or its Subsidiaries during the 2003 financial year was 672,000. No Options to purchase Allstream Class A Shares were exercised during 2003. On each anniversary of the date of each grant one third of the Options will vest and become fully vested and exercisable on April 17, 2006. Options have a term of five years. No Options to purchase Allstream Class B Limited Voting Shares were granted during the 2003 financial year.

Financial Year-End Stock Option Values

        The following table provides information concerning the number and value at December 31, 2003 of unexercised options held by the Named Executive Officers.

Aggregated option exercises during the most recently completed financial year and financial year-end option values

			Unexercised Options at December 31, 2003 (No.)		Value of Unexercised "in-the money" Options December 31, 2003 ($)(1)(2)
	Securities Acquired on Exercise (No.)	Aggregate Value Realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

John McLennan	0	0	0	75,000	0	$2,583,750

John MacDonald	0	0	0	75,000	0	$2,583,750

David Lazzarato	0	0	0	75,000	0	$2,583,750

Henry Yip	0	0	0	22,500	0	$775,125

Mike Kologinski	0	0	0	22,500	0	$775,125

(1)
Value of unexercised "in-the-money" options calculated using the closing trading price of an Allstream Class A Share on the TSX on December 31, 2003 (being $70.50), less the exercise price of "in-the-money" options.

(2)
Pursuant to the terms of the Allstream Management Incentive Plan, unvested Options will accelerate and vest prior to the consummation of the Arrangement such that the Allstream Shares acquired pursuant to the exercise of such Options will be subject to the Arrangement. Pursuant to the Arrangement, all Options that, prior to the Effective Time, have not been duly exercised, or agreed by holders of such Options and MTS to be exchanged for or into options to acquire MTS Common Shares, will terminate and expire at the Effective Time.

Note:
"In-the-money" options are options that can be exercised at a profit, i.e. the market value of the securities is higher than the price at which they may be bought from Allstream.

Option and RSU Grants in 2004

        The following table sets forth individual grants of Options and RSUs under the Allstream Management Incentive Plan approved by the Board on February 5, 2004, to the Named Executive Officers:

Name	Securities under Options Granted	RSUs

McLennan, John	48,000	7,200

MacDonald, John	17,700	2,600

Lazzarato, David	10,800	1,600

Kologinski, Mike	10,000	1,500

Yip, Henry	5,900	880

(1)
The above Options were granted pursuant to the Allstream Management Incentive Plan. The exercise price of each Option granted is the closing price of the Allstream Class A Share on the TSX on the last trading day immediately before the grant, and must be paid in full at the time of exercise. The maximum aggregate number of Allstream Class A Shares and Allstream Class B Limited Voting Shares that may be reserved and authorized for issuance under the Allstream Management Incentive Plan is currently two million.

(2)
Pursuant to the terms of the Allstream Management Incentive Plan, unvested Options will accelerate and vest prior to the consummation of the Arrangement such that the Allstream Shares acquired pursuant to the exercise of such Options will be subject to the Arrangement. Pursuant to the Arranagement, all Options that, prior to the Effective Time, have not been duly exercised, or agreed by holders of such Options and MTS to be exchanged for or into options to acquire MTS Common Shares, will terminate and expire at the Effective Time. Pursuant to the Arrangement, all RSUs outstanding will terminate and expire at the Effective Time.

Pension Plan

        Mr. McLennan is covered under a non-registered pension deferral arrangement, which at the end of five years of service (i.e. May 15, 2005) will have a value of $3 million and will be paid in a lump sum. Should Mr. McLennan's employment be terminated by Allstream for any reason other than cause, Allstream will pay him a pro-rated lump sum amount. Should Mr. McLennan's employment be terminated for medical reasons, the Board will take into account all of the circumstances in considering whether to pay a pro-rated lump sum amount.

        Mr. MacDonald, Mr. Kologinski and Mr. Yip are covered by Allstream's non-contributory defined benefit registered pension plan and by a non-registered supplemental pension plan. The non-registered supplemental pension plan is a defined benefit plan that provides, when combined with the pension benefits from Allstream's non-contributory registered pension plan, a benefit formula of 2% of the final 5-year average base salary per year of pensionable service. An additional year of pensionable service is granted for each of the first five years of actual service. There is an overall cap of 60% of the final 5-year average base salary.

        Mr. Lazzarato is covered by Allstream's non-contributory defined benefit registered pension plan and by a separate non-registered supplemental pension plan. His non-registered supplemental pension plan is a defined benefit plan that provides, when combined with the pension benefits from Allstream's non-contributory registered pension plan, a benefit formula of 1.7% of the final 3-year average base salary plus target bonus per year of pensionable service. At age 60, Mr. Lazzarato will be entitled to a pension of 51% of his pensionable earnings.

        Other features of the non-registered supplemental pension plan include:

  •
  Unreduced accrued pension is paid at age 62 or when the sum of the age and credited service (both in completed years) total 85 or more. If the sum of the age and credited service is less than 85 points at retirement, then the accrued pension is reduced by 3% for each point under 85, up to a maximum reduction of 6% for each year prior to age 62.

  •
  Upon retirement, the pension benefit is payable for the life time of the beneficiary with a 60% survivor option if the beneficiary is married or for life with 60 monthly payments guaranteed if, upon approval, single.

  •
  No vesting for termination of employment before age 55. Where termination of employment occurs between age 55 and 60, the pension is fully vested upon the recommendation of the CEO and upon approval by Allstream's Human Resources and Compensation Committee the pension is fully vested from age 60.

        The following table provides information concerning the total annual pension benefit payable under both Allstream's non-contributory registered pension plan and the non-registered supplemental pension plan.

Annual Benefits Payable at Age 62
(the earliest age at which an unreduced retirement benefit is available)

Average Base Salary	Years of Credited Service(1)
($)	5	10	15

300,000	30,000	60,000	90,000

400,000	40,000	80,000	120,000

500,000	50,000	100,000	150,000

600,000	60,000	120,000	180,000

700,000	70,000	140,000	210,000

800,000	80,000	160,000	240,000

900,000	90,000	180,000	270,000

(1)
Years of credited service include the additional year of pensionable service granted for each of the first five years of actual service.

        The years of credited service as at December 31, 2003 for the Named Executive Officers included in the non-registered supplemental pension plan is as follows:

  •
  John MacDonald: 2 years and 4 months (includes 1 year and 2 months of extra pensionable service)

  •
  Henry Yip: 5 years and 6 months (includes 2 years and 9 months of extra pensionable service)

  •
  Michael Kologinski: 7 years and 8 months (includes 3 years and 10 months of extra pensionable service)

        At the age of 62, the executives included in the non-registered supplemental pension plan will have the following years of credited service:

  •
  John MacDonald: 18 years (includes 5 years of extra pensionable service)

  •
  Henry Yip: 14 years and 6 months (includes 5 years of extra pensionable service)

  •
  Michael Kologinski: 23 years and 10 months (includes 5 years of extra pensionable service)

Executive Employment Agreements

        As of the date hereof, Allstream is a party to employment agreements with all of the Named Executive Officers.

        Mr. McLennan and Mr. MacDonald are each entitled to a severance of two years salary, bonus and benefits if their employment is terminated for any reason other than cause or permanent disability. In the event of a change of control of Allstream and they are terminated or there is a substantial adverse change or diminution of responsibilities within the first 18 months of a change of control of Allstream they will receive 24 months salary, bonus and benefits.

        Messrs. Lazzarato, Yip and Kologinski are each entitled to a severance of 12 months salary, bonus and benefits if their employment is terminated for any reasons other than cause or permanent disability. In the event of a change of control of Allstream and they are terminated or there is a substantial adverse change or diminution of responsibilities within the first 24 months of a change of control of Allstream they will receive 18 months salary, bonus and benefits.

        In December 2002, as a performance based signing incentive and in lieu of any general retirement arrangements, Mr. MacDonald received a performance opportunity incentive ("POI"), providing him with the opportunity to earn, in conjunction with the annualized value of his benefits, up to $1,000,000 (less applicable statutory deductions) in each of 2003 (payable in 2004) and 2004 (payable in 2005). While any payment under the POI is in addition to variable pay payments made to him under the Allstream Management Incentive Plan, any POI payment will be adjusted up or down based upon the actual percentage payment under Allstream's variable pay program in the year the payment is earned.

        The employment agreements with each of the Named Executive Officers also include covenants of the employee: (a) not to disclose confidential, proprietary and trade secret information; and (b) not to compete with Allstream or any of its Subsidiaries, generally for at least a one-year period following termination of employment, in any current or future business undertaken by them.

        Mr. Lazzarato entered into an agreement dated October 31, 2000, as amended on March 6, 2001, with the Predecessor relating to stock options granted to him. These arrangements were designed to place him, subject to certain conditions, in the same position that he would have been in on July 1, 2003 with respect to those stock options in the event a sale of the Predecessor took place prior to July 1, 2003 at a price per share of less than $60 per share. AT&T Corp. arranged for a third party to purchase all of the shares underlying the deposit receipts of the Predecessor on October 8, 2002. As a result, Mr. Lazzarato received an amount of cash (the "Benefit") to accomplish the above objective. The payment of the Benefit was reduced since Allstream failed to fully meet its business objectives during 2001 and 2002. Mr. Lazzarato exercised his stock options granted to him in 2001 prior to July 1, 2003 and the net after tax amount received by him with respect to that exercise was held in escrow by Allstream and paid to him on July 1, 2003. As a result of these arrangements Mr. Lazzarato received a special award of $2,412,201 on July 1, 2003.

Directors' and Officers' Insurance

        Allstream carries five policies of directors' and officers' liability insurance for a total coverage of $50 million, to insure directors and officers for losses as a result of claims against any of them in their capacity as directors and officers, and to reimburse Allstream for payments made pursuant to the indemnity provisions of its by-laws. The annual premiums for such insurance are approximately $1.8 million and are paid by Allstream. The policies have a corporate deductible of $1 million for all claims including securities claims.

        In addition, as at December 31, 2003, the Predecessor had cash held in trust of approximately $14 million, pursuant to a Trust Indenture dated August 8, 2002. The trust was established to provide financial support for the defence and payment of claims against past, present and future directors and officers of the Predecessor to the extent the same are not covered by insurance. The trust will terminate on the earlier of: (i) December 31, 2008 and (ii) three years from the date of the last claim being conclusively determined.

Indebtedness of Directors, Executive Officers and Senior Officers

        None of the directors, executive officers or senior officers of Allstream, during the most recently completed financial year, or any proposed nominee or any associate of such directors, officers or proposed nominees was indebted to Allstream during the financial year ended December 31, 2003, or was indebted to another entity since April 1, 2003 which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by Allstream, other than for amounts owing for purchases subject to usual trade terms, for ordinary travel and expense advances and for other transactions in the ordinary course of business.

Report of the Human Resources and Compensation Committee on Executive Compensation

        The Human Resources and Compensation Committee ("HRCC") of the Board reports to the Board on a regular basis. Compensation paid, and compensation arrangements made prior to April 1, 2003, were approved by the Predecessor and its board of directors, which Predecessor remains a sole subsidiary of Allstream. The HRCC was formed on April 2, 2003. A copy of the HRCC's Charter can be found at Allstream's website at www.allstream.com.

Senior Management Compensation Strategy

        Allstream's Management Compensation Policy is designed to provide competitive total compensation and benefits to its key leaders while ensuring that individual leaders who produce exceptional results are recognised and rewarded. Compensation is part of Allstream's Compensation and Leadership Strategy that includes setting leadership standards and expectations. Compensation arrangements are carefully designed to enable Allstream to attract, retain and motivate senior management. Each senior manager's compensation is comprised of a base salary, annual performance-based incentive payments, long-term incentives through the granting of stock options and RSU's and non-cash compensation. On approval by the HRCC, senior managers may irrevocably elect, at the start of each annual incentive performance period, to receive 50%, 75% or 100% of their annual performance-based incentive in the form of DSUs.

        During 2003, the HRCC consulted with external executive compensation experts to ensure that the total compensation program offered by Allstream was competitive. The basis for determining the compensation for the Chief Executive Officer ("CEO") is identical to that used for determining the compensation levels of other senior managers. Allstream's Compensation and Leadership Strategy reviewed with the HRCC states that total direct compensation, including base salary and annual and long term incentives at target achievement levels will normally be around the median value for companies of similar size and in industries requiring the same level of technical and leadership skills as Allstream. Benefits, pensions and other perquisite levels will similarly be around the median value for such companies. Actual individual compensation may exceed the median where performance and leadership has exceeded expectations.

        The HRCC has responsibility for, among other things, reviewing and making recommendations to the Board regarding the CEO's and the President and Chief Operating Officer's ("COO") performance and compensation. HRCC also has responsibility for reviewing and approving, after taking into consideration the CEO's and COO's recommendations, the performance and compensation of those senior managers that report directly to the CEO and the COO.

  Base Salary

        Base salary levels and the amount of any increase from time to time, will reflect the consistent demonstration of the individual's overall leadership capability as it impacts on the competitive positioning and growth of Allstream. In this regard base salary will be competitive and normally in the median range for companies of similar size and in industries requiring the same level of technical and leadership skills as Allstream. The base salary levels will be higher for individuals with sustained levels of superior leadership results. Other factors that will impact on the size of any increase will be progression of experience and leadership of the individual in Allstream.

  Annual Incentive Payments

        The compensation strategy is based on the principle of having a substantial portion of the individual's compensation being affected by the actual performance of Allstream as well as the individual's sustained leadership. The design of the Annual Incentive Plans may vary from time in time; however, the total target amount will include a minimum of 25 percent, which will be based on the individual's leadership achievements in enhancing the overall value of Allstream. The balance will be based on Allstream results achieved in each year compared against performance plans agreed to by the Board.

  Long Term Incentives

        The purpose of Long Term Incentives is to advance the interests of Allstream and its shareholders by assisting in the retention of qualified management employees for Allstream and its affiliates, providing additional performance-based incentives to such persons and enabling such persons to participate in the future growth and development of Allstream. The Allstream Management Incentive Plan was created for this purpose and permits the grant of Options, share appreciation rights ("SARs"), RSUs and other share-based awards to management employees of Allstream and its Affiliates. The HRCC administers the Allstream Management Incentive Plan. An aggregate of 2,000,000 Allstream Class A Shares and Allstream Class B Limited Voting Shares have been reserved for issuance under the Allstream Management Incentive Plan.

        Any options, SARs and RSUs granted under the Allstream Management Incentive Plan are non-assignable except as provided therein and Options and SARs expire, subject to any specific terms approved by the Board, not later than ten years from the date of grant. Options also vest automatically upon a change in control (as defined in the Allstream Management Incentive Plan). The exercise prices for Options granted under the Allstream Management Incentive Plan are fixed by the Board in accordance with the requirements of the TSX. The amount of Options and RSUs granted to senior management is based on the individual's leadership potential in enhancing the overall value of Allstream. The treatment of RSUs and Options under the Arrangement is discussed under the heading "The Transaction — Arrangement Mechanics".

  Senior Officer Stock Ownership Requirements

        The CEO, COO, the Chief Financial Officer ("CFO") and Executive Vice Presidents are required to attain certain minimum stock ownership requirements in Allstream over a five-year period. The CEO, COO and CFO are required to own three times their current base salary in Allstream Shares and Executive Vice-Presidents are required to own one time their current base salary in Allstream Shares. Options that are exercised must be converted (net of tax) into shares of Allstream and held until the stock ownership requirement is met.

  Employee Share Ownership Program

        The Employee Share Ownership Plan offers all full-time permanent employees of Allstream the opportunity to purchase securities of Allstream. Consistent with Allstream's compensation philosophy, the program is designed to create shareholder value and allows employees to participate in the risk and reward of the business as the plan is linked to share price as well as to Allstream's business objectives. Employees may contribute between one to eight percent of their salary to buy units in a single stock mutual fund, Allstream's Stock Fund, which in turn holds only Allstream Class B Limited Voting Shares and may also hold certain amounts of cash. Allstream contributes the equivalent of 25% of participant contributions per quarter. If Allstream reaches its corporate objectives established at the beginning of the year Allstream will contribute an additional 25%. Allstream's contributions are made through purchases of Allstream Class B Limited Voting Shares in the secondary market.

        Submitted by the Human Resources and Compensation Committee of the Board:

    Ian McKinnon, Chairman
    Purdy Crawford
    Deryk King
    Ian Mansfield
    Daniel Sullivan

Selected Historical Consolidated Financial Information of Allstream

        The following selected historical consolidated financial information as at December 31, 2003 and for the period from April 1 to December 31, 2003 has been derived from the audited consolidated financial statements of Allstream which are incorporated by reference in this Circular. The selected consolidated financial information as at and for the years ended December 31, 2002 and 2001 has been derived from the audited consolidated financial statements of the Predecessor. This information should be read in conjunction with the consolidated financial statements of Allstream and the Predecessor and the notes thereto and Management's Discussion and Analysis, which are incorporated by reference in this Circular. The following table shows the historical results of Allstream and the Predecessor and does not give effect to the Arrangement.

Allstream Inc. and the Predecessor
Selected Financial Information
(in millions of dollars, except per share amounts)

	Period from April 1, 2003 to December 31, 2003(1)	Year ended December 31, 2002	Year ended December 31, 2001
	(Allstream)	(Predecessor)	(Predecessor)
Revenue	$948	$1,488	$1,545
Income (loss) from operations	$110	$(1,340)	$(335)
Net income (loss)	$66	$(1,832)	$(745)
Basic earnings (loss) per share	$3.31	$(17.95)	$(7.57)
Diluted earnings (loss) per share	$3.29	$(17.95)	$(7.57)
Total assets	$1,064	$1,688	$4,764
Total liabilities subject to compromise	$—	$4,720 (2)	$—
Total long-term liabilities	$162	$171	$4,747

(1)
Effective April 1, 2003, the Predecessor emerged from CCAA protection and implemented the CCAA Plan. Pursuant to the CCAA Plan, there was a substantial realignment in the equity interests and capital structure of the Predecessor. The reorganization and opening balance sheet of the successor company (now Allstream) as at April 1, 2003 has been accounted for under the provisions of The Canadian Institute of Chartered Accountants' Handbook Section 1625, Comprehensive Revaluation of Assets and Liabilities ("fresh start accounting"). The information for Allstream subsequent to the implementation of the CCAA Plan is not comparable with the information issued by the Predecessor prior to the implementation of the CCAA Plan. Accordingly, the financial statements of Allstream compared to those of the Predecessor should be reviewed with caution and should not be relied upon as being indicative of the future results of Allstream or providing a directly comparable analysis of financial performance.

(2)
Effective October 15, 2002 and under the CCAA proceedings, long-term debt included in long-term liabilities was reclassified as liabilities subject to compromise.

Capitalization of Allstream

  Authorized Capital

        Allstream's authorized capital consists of an unlimited number of Allstream Class A Shares and Allstream Class B Limited Voting Shares. The two classes of Allstream Shares were created to ensure compliance with the foreign ownership restrictions in the Telecommunications Act and the regulations thereunder. Allstream Class A Shares participate equally with the Allstream Class B Limited Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the Board. Holders of Allstream Class A Shares are

entitled to receive the remaining assets of Allstream on its winding-up or dissolution in equal amounts, share for share, with the holders of Allstream Class B Limited Voting Shares.

  Allstream Class A Shares

        Allstream Class A Shares are convertible, at the option of the holder, at any time, into Allstream Class B Limited Voting Shares on a one-for-one basis. To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, for so long as those restrictions pertain, the directors of Allstream shall have the right to sell the Allstream Class A Shares of a holder thereof who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. Holders of Allstream Class A Shares are entitled to receive notice of and attend to vote at all meetings of Allstream Shareholders, except at a meeting at which holders of a specified class or series (other than the Allstream Class A Shares) are entitled to vote separately as a class as provided in the CBCA or the articles of incorporation of Allstream. Holders of Allstream Class A Shares are entitled to elect five of the nine members to the Board, subject to increase in accordance with Allstream's articles, commencing at such time as holders of the Allstream Class B Limited Voting Shares hold less than 50% of Allstream's outstanding equity.

  Allstream Class B Limited Voting Shares

        Allstream Class B Limited Voting Shares are convertible automatically, upon the full or partial removal of foreign ownership restrictions within the Telecommunications Act, into Allstream Class A Shares on a one-for-one basis to the extent not otherwise restricted by law, provided the conversion right is available on a pro rata basis to all holders of Allstream Class B Limited Voting Shares in the case of a partial removal. The Allstream Class B Limited Voting Shares may also be exchanged for Allstream Class A Shares on a one-for-one basis, at the option of the holder in certain other limited circumstances, if the holder submits a Canadian residency declaration.

        Holders of Allstream Class B Limited Voting Shares are entitled to elect four of the nine members of the board, subject to reduction in accordance with Allstream's Articles commencing at such time as the holders of the Allstream Class B Limited Voting Shares hold less than 50% of Allstream's outstanding equity. The number of directors elected by holders of Allstream Class B Limited Voting Shares will be reduced in accordance with the percentage of total equity held by holders of Allstream Class B Limited Voting Shares in accordance with Allstream's Articles and the holders of the Allstream Class A Shares will correspondingly acquire the entitlement to elect additional directors. Allstream Class B Limited Voting Shares are entitled to vote as a separate class in limited circumstances as described in Allstream's articles or where required by the CBCA.

Allstream Rights Plan

        Allstream has established the Allstream Rights Plan to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over bid for Allstream. The Allstream Rights Plan is triggered when a person acquires beneficial ownership of a minimum of either (i) 10% of the aggregate outstanding Allstream Class A Shares (or such higher amount as may be determined by the Board, provided such amount does not exceed 20% of the aggregate outstanding Allstream Class A Shares), or (ii) 20% of the aggregate outstanding Allstream Shares, other than under certain conditions. The initial lower threshold for bids for Allstream Class A Shares recognizes the restriction on non-Canadian holders acquiring additional Allstream Class A Shares due to ownership restrictions under the Telecommunications Act.

        The Allstream Rights Plan is designed to encourage any potential acquirer to negotiate directly with the Board, to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of Allstream, for the benefit of all shareholders. At the Meeting, holders of Allstream Class A Shares and Allstream Class B Limited Voting Shares (other than holders that are not Independent Shareholders) present in person or represented by proxy at the Meeting, voting together as one class, are being asked to approve the Rights Plan Resolution, which, if approved, would rescind the Allstream Rights Plan and all of the provisions thereof. Pursuant to the Plan of Arrangement, all rights under the Allstream Rights Plan will terminate and expire immediately prior to the Effective Time.

Trading History of Allstream Shares

        The Allstream Shares are listed and posted for trading on the TSX and the Nasdaq. The table below sets out the market price ranges and trading volume of the Allstream Class A Shares and the Allstream Class B Limited Voting Shares on the TSX and the Nasdaq since April 1, 2003.

  Allstream Class A Shares

	TSX			Nasdaq (In U.S. dollars)
	Price Range			Price Range
	High	Low	Volume	High	Low	Volume
			(000s)			(000s)
2003
Second Quarter	$45.00	$35.72	960	$34.00	$24.45	1,807
Third Quarter	$59.08	$47.87	192	$43.45	$33.95	521
Fourth Quarter	$75.00	$53.75	89	$57.84	$40.71	189
2004
January	$74.75	$70.50	7	$57.85	$56.29	54
February	$71.39	$65.71	17	$52.75	$50.00	183
March	$75.30	$67.73	26	$56.63	$50.89	102
April 1-7	$79.00	$74.80	2.9	$60.52	$56.90	7.5

        On March 17, 2004, the last trading day prior to the announcement of the Transaction, the closing prices per Allstream Class A Share on the TSX and the Nasdaq were $67.73 and US$50.89, respectively. On April 7, 2004, the last trading day prior to the date of this Circular, the Closing prices per Allstream Class A Shares on the TSX and Nasdaq were $79.00 and US$59.78, respectively.

  Allstream Class B Limited Voting Shares

	TSX			Nasdaq (In U.S. dollars)
	Price Range			Price Range
	High	Low	Volume	High	Low	Volume
			(000s)			(000s)
2003
Second Quarter	$45.90	$34.34	6,579	$33.90	$23.24	8,845
Third Quarter	$59.15	$47.50	3,705	$43.00	$34.00	12,189
Fourth Quarter	$76.00	$54.47	1,199	$57.35	$40.90	5,103
2004
January	$74.89	$70.50	21	$57.47	$55.50	1,096
February	$71.27	$67.40	606	$55.60	$49.90	2,653
March	$75.13	$66.75	744	$56.40	$50.78	11,451
April 1-7	$78.47	$74.71	513	$59.90	$57.00	2,161

        On March 17, 2004, the last trading day prior to the announcement of the Transaction, the closing prices per Allstream Class B Limited Voting Share on the TSX and Nasdaq were $69.60 and US$50.97, respectively. On April 7, 2004, the last trading day prior to the date of this Circular, the Closing prices per Allstream Class B Limited Voting Shares on the TSX and Nasdaq were $78.25 and US$59.70, respectively.

  Performance Graph

        The following graph compares the percentage change in the cumulative total shareholder return of each of the Allstream Class A Shares and the Allstream Class B Limited Voting Shares for the period from April 1, 2003, the date on which both classes of Allstream Shares were first publicly traded, to December 31, 2003 with the cumulative total return of the TSX 300 Total Return Index and the S&P 500 Index for the same period.

Dividends

        Dividends on Allstream Shares are declared at the sole discretion of the Board.

        Allstream declared a special dividend of $3.50 per share on each of the Allstream Class A Shares and the Allstream Class B Limited Voting Shares on December 9, 2003, which was paid on January 6, 2004 to holders of record at the close of business on December 19, 2003. Other than the foregoing dividend, Allstream has not paid any dividends since its inception.

Auditors, Registrar and Transfer Agent

        The auditors of Allstream are KPMG LLP Toronto, Canada. The registrar and transfer agent for the Allstream Class A Shares and the Allstream Class B Limited Voting Shares is CIBC Mellon Trust Company at its principal office in Toronto.

Allstream Documents Incorporated by Reference

        The following documents (copies of which are available at the SEDAR website at www.sedar.com and the website maintained by the SEC at www.sec.gov) filed with the various securities commissions or similar regulatory authorities in the provinces and territories of Canada are specifically incorporated by reference in and form an integral part of this Circular:

  1.
  the Renewal Annual Information Form of Allstream dated April 8, 2004 for the period from April 1, 2003 to December 31, 2003;

  2.
  Management's Discussion and Analysis of Allstream for the period from April 1, 2003 to December 31, 2003;

  3.
  Allstream's audited consolidated financial statements as at December 31, 2003 and for the period from April 1, 2003 to December 31, 2003, together with the report of the auditors thereon;

  4.
  the Predecessor's unaudited financial statements as at and for the three months ended March 31, 2003, together with Management's Discussion and Analysis;

  5.
  the Predecessor's audited consolidated financial statements as at December 31, 2002, and for the two year period ended December 31, 2002, together with the report of the auditors thereon; and

  6.
  the material change report of Allstream dated March 23, 2004 relating to the Transaction.

        All documents of the type referred to above (including interim financial statements but excluding confidential material change reports) filed by Allstream with any securities commission or similar regulatory authority in Canada or with the SEC after the date of this Circular and prior to the Effective Date or the termination of the Arrangement Agreement will be deemed to be incorporated by reference into this Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies, replaces or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

        Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

        The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation.

        Information concerning Allstream and its businesses and operations has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents of Allstream incorporated by reference herein may be obtained upon request without charge from the Secretary of Allstream, 200 Wellington Street West, Suite 1600, Toronto, Ontario M5V 3G2, telephone (416) 345-2000. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained upon request without charge from the Secretary of Allstream at the above-mentioned address and telephone number.

INFORMATION CONCERNING MTS

        The following information about MTS is only a general summary and is not intended to be comprehensive. For additional information about MTS, you should refer to the information described under "MTS Documents Incorporated by Reference" below.

        MTS is the successor to The Manitoba Telephone System, a Crown corporation incorporated by special statute of the Province of Manitoba on April 28, 1933. On January 7, 1997, MTS was reorganized and continued as a share capital corporation pursuant to The Manitoba Telephone System Reorganization and Consequential Amendments Act. MTS subsequently was continued as a corporation under the MCA pursuant to a Certificate and Articles of Continuance dated April 5, 2000. MTS's articles, as amended, were restated by a Certificate and Restated Articles of Incorporation dated May 15, 2001.

        MTS owns 100% of the issued and outstanding shares of its four main operating subsidiaries: MTS Communications Inc., MTS Media Inc., AAA Alarm Systems Ltd. and Qunara Inc. MTS Communications Inc., incorporated under the MCA, provides local voice and data, long distance voice and data, wireless, digital television, security and Internet services, along with terminal equipment sales and services in Manitoba. MTS Media Inc., incorporated under the MCA, provides directory and content services to residential and business customers that includes the publication of MTS Yellow Pages™ and MTS White Pages, specialty publications such as myWinnipeg Life and myWinnipeg Business magazines and the management of the websites myWinnipeg.com™, myManitoba.com™ and mtsyellowpages.com. Through Qunara Inc., continued under the CBCA, MTS provides security services, e-business solutions and Internet Data Centre services to customers in Canada and the United States. Through AAA Alarm Systems Ltd., continued under the CBCA, MTS offers home and commercial security services to customers predominantly in Manitoba and Alberta. As at December 31, 2003, MTS also owned 40% of the voting shares of Bell West Inc., which operates as a competitive local exchange carrier in Alberta and British Columbia, and provides business customers with leading-edge telecommunications services, including next generation Internet Protocol broadband services. On February 2, 2004, MTS exercised a put option to sell this investment to Bell Canada.

        MTS is Manitoba's pre-eminent full-service telecommunications company, offering an extensive range of telecommunications services in the local, long distance, wireless, Internet, digital television and directory markets. MTS also offers a full range of e-business services in Canada as well as home and commercial security services to customers in Manitoba and Alberta.

        The MTS Common Shares are listed and trade on the TSX under the symbol "MBT". MTS is a reporting issuer or the equivalent in all of the provinces of Canada.

        The head and registered office for MTS is located at 333 Main Street, P.O. Box 6666, Winnipeg, Manitoba R3C 3V6.

        Additional information about MTS can be found on the SEDAR website at www.sedar.com.

Selected Historical Consolidated Financial Information of MTS

        The following table sets forth selected historical consolidated financial information with respect to MTS for the periods indicated. The information below should be read in conjunction with the consolidated financial statements of MTS and notes thereto (incorporated by reference in this Circular). The following table shows the historical results of MTS and does not give effect to the Transaction. For a description of the effect of, among other things, the Transaction on the consolidated financial results of MTS, see Exhibit A "MTS Pro Forma Financial Statements", and "MTS and Allstream After the Transaction — Consolidated Capitalization of MTS".

MTS
Selected Financial Information
(in millions, except per share amounts)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Operating revenues	$844.7	$927.3	$1,003.0
Operating income	$218.6	$185.7	$141.8
Net income	$85.8	$162.5	$73.7
Basic earnings per share	$1.36	$2.53	$1.14
Diluted earnings per share	$1.35	$2.51	$1.13
Total assets	$1,684.9	$$1,619.3	$1,661.9
Long-term debt (including current portion) and notes payable	$529.3	$472.3	$344.7

MTS Share Capital

  General

        The authorized capital of MTS consists of an unlimited number of MTS Common Shares of a single class and an unlimited number of preference shares of two classes, issuable in one or more series, for which the directors of MTS may fix the number of shares and determine the designation, rights, privileges, restrictions and conditions. As of April 1, 2004, MTS had 61,520,053 MTS Common Shares and 1,379,556 MTS Class A Shares issued and outstanding. No person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 20% of the issued and outstanding voting shares of MTS. As at the date of this

Circular, Bell Canada owns 12,256,282 MTS Common Shares which is 19.9% of the issued and outstanding MTS Common Shares, and 1,379,556 MTS Class A Shares or 100% of the issued and outstanding MTS Class A Shares, representing, in the aggregate, approximately 21.7% of the issued and outstanding shares of MTS. Bell Canada has a pre-emptive right that allows it to maintain its percentage ownership of MTS by subscribing for MTS Common Shares and MTS Class B Non-Voting Shares.

  MTS Common Shares

        The holders of the MTS Common Shares are entitled to receive notice of, and attend and vote at, meetings of shareholders, are entitled to receive such dividends as may be declared by the board of directors of MTS and are entitled to share in the distribution of the assets of MTS upon dissolution, subject to the rights, privileges and conditions attaching to any other class of shares ranking in priority thereto.

  MTS Preference Shares

        The MTS Preference Shares are of two classes issuable in one or more series, for which the directors of MTS may fix the number of shares and determine the designation, rights, privileges, restrictions and conditions.

  MTS Class A Shares

        A class of MTS Preference Shares of a single series has been designated as "Class A Preference Shares". The attributes of the MTS Class A Preference Shares are in all material respects the same as those of the MTS Common Shares except for the following:

  •
  The MTS Class A Shares are not entitled to receive notice of, or attend or vote at, meetings of shareholders on resolutions electing directors.

  •
  The MTS Class A Shares are convertible, at any time, into MTS Common Shares, on a one-for-one basis.

        Dividends on the MTS Class A Shares are payable on the same dates as dividends are paid on the MTS Common Shares, using the same record date for determining holders of MTS Class A Shares entitled to dividends as the record date for MTS Common Share dividends, in an amount per MTS Class A Share equal to the corresponding amount of dividends per MTS Common Share.

        The MTS Class A Shares participate in the earnings of MTS on an equivalent basis with the MTS Common Shares and, therefore, are included in the weighted average number of shares outstanding for the purposes of calculating basic earnings per share.

  MTS Class B Non-Voting Shares

        A class of MTS Preference Shares of a single series will be designated "Class B Preference Shares" (referred to herein as MTS Class B Non-Voting Shares). The following is a summary of the rights, privileges, restrictions and conditions that will attach to such MTS Class B Non-Voting Shares:

  Voting Rights

        The holders of the MTS Class B Non-Voting Shares are entitled to receive notice of meetings of shareholders of MTS and to attend meetings of shareholders of MTS, but are not entitled to vote on any matter at meetings of shareholders of MTS, except as required by law.

  Shareholder Information

        The holders of MTS Class B Non-Voting Shares are entitled to receive all materials sent from time to time to holders of MTS Common Shares, as and when such materials are sent to holders of MTS Common Shares.

  Dividends

        The holders of the MTS Class B Non-Voting Shares are entitled to receive dividends on the same dates as dividends are paid on the MTS Common Shares, using the same record date for determining holders of the

MTS Class B Non-Voting Shares entitled to dividends as the record date for the MTS Common Share dividends, in an amount per MTS Class B Non-Voting Share equal to the corresponding amount of dividends per MTS Common Share. In the event that prior to the record date for dividends there has occurred one or more of the events described under the heading "— Anti-Dilution Adjustments" below which would result in one or more adjustments as contemplated under the heading "— Anti-Dilution Adjustments", each holder of MTS Class B Non-Voting Shares of record on the record date for the issuance of such dividends in respect of which the conversion privilege has not been exercised prior to such record date is entitled to receive from MTS dividends in the amount that it would have been entitled to receive if, on the record date for such dividends, such holder had been the registered holder of the number of MTS Common Shares into which the MTS Class B Non-Voting Shares then held by such holder were convertible. The holders of MTS Class B Non-Voting Shares rank pari passu with the holders of MTS Common Shares in respect of their entitlement to dividends.

  Other Distributions

        If, and whenever, at any time, while any MTS Class B Non-Voting Share is outstanding, MTS fixes a record date for the making of a distribution (other than on a liquidation, dissolution or winding up of MTS) to all or substantially all the holders of its outstanding MTS Common Shares of (i) shares of any class, whether of MTS or any other corporation; (ii) rights, options or warrants; (iii) evidences of its indebtedness; or (iv) assets (other than cash dividends paid to holders of MTS Common Shares in the ordinary course), then in each such case, on the date of such distribution, subject to regulatory approval, each holder of MTS Class B Non-Voting Shares of record on the record date for such distribution in respect of which the conversion privilege has not been exercised prior to such record date is entitled to receive from MTS the number or principal amount, as the case may be, of shares, rights, options, warrants, indebtedness or assets referred to in (i), (ii), (iii), or (iv) that it would have been entitled to receive if, on the record date, such holder had been the registered holder of the number of MTS Common Shares into which the MTS Class B Non-Voting Shares then held by such holder were convertible. The holders of MTS Class B Non-Voting Shares rank pari passu with the holders of MTS Common Shares in respect of their entitlement to distributions (other than dividends which are described above).

  Liquidation

        The holders of MTS Class B Non-Voting Shares are entitled to receive notice of any liquidation, winding up or dissolution of MTS not less than 60 days in advance of such event.

  Conversion

        The MTS Class B Non-Voting Shares are convertible into MTS Common Shares, on a one-for-one basis, subject to the adjustment as set forth under the heading "Anti-Dilution Adjustments" below, as follows:

  (A)
  at any time, and from time to time, at the option of a holder of MTS Class B Non-Voting Shares, upon the holder providing to the transfer agent of the MTS Class B Non-Voting Shares (i) a statutory declaration, affidavit or other certification or declaration acceptable to MTS that the beneficial holder of the MTS Class B Non-Voting Shares is not a Non-Resident of Canada and that such a beneficial holder is a Canadian within the meaning of the Telecommunications Act (or any replacement or successor legislation); and (ii) a written notice executed by the person registered on the books of MTS (or any agent) as the holder of the MTS Class B Non-Voting Shares, or by the holder's attorney duly authorized in writing, specifying the number of MTS Class B Non-Voting Shares that the holder wishes to have converted and accompanied by, if share certificates were issued to the holder, the share certificate or certificates representing the MTS Class B Non-Voting Shares that the holder wishes to convert and such letters of transmittal, directions, transfers, powers of attorney and other documentation duly executed by the person registered on the books of MTS (or any agent) as the holder of the MTS Class B Non-Voting Shares to be converted or by the holder's attorney duly authorized in writing as is specified by the transfer agent, acting reasonably, as being required to give full effect to the conversion into MTS Common Shares;

  (B)
  at any time, and from time to time, at the option of a holder of MTS Class B Non-Voting Shares, upon the holder providing to the transfer agent of the MTS Class B Non-Voting Shares a written notice executed by the person registered on the books of MTS (or any agent) as the holder of the MTS Class B Non-Voting Shares, or by the holder's attorney duly authorized in writing, specifying the number of MTS Class B Non-Voting Shares that the holder wishes to have converted and accompanied by, if share certificates were issued to the holder, the share certificate or certificates representing the MTS Class B Non-Voting Shares that the holder wishes to convert and such letters of transmittal, directions, transfers, powers of attorney and other documentation duly executed by the person registered on the books of MTS (or any agent) as the holder of the MTS Class B Non-Voting Shares to be converted or by the holder's attorney duly authorized in writing as is specified by the transfer agent, acting reasonably, as being required to give full effect to the conversion into MTS Common Shares, provided that only such number of MTS Class B Non-Voting Shares of the holder will be converted such that the conversion would not result in a contravention of any of (i) the articles of MTS; or (ii) section 16 (or any replacement or successor provision) of the Telecommunications Act (or of any replacement or successor legislation); or (iii) any other applicable law, regulation, government policy or other legal requirement;

  (C)
  at the option of the holder, upon an Exclusionary Offer being made for the MTS Common Shares, in accordance with the process outlined below under the heading "Exclusionary Offer Conversion Provisions";

  (D)
  automatically, after any action has been taken that will result in the liquidation, winding up or dissolution of MTS, such conversion to be effective prior to the liquidation, winding up or dissolution resulting from such action on a date determined by MTS; and

  (E)
  at any time, and from time to time, at the option of MTS, in which case MTS shall fix a record date for the conversion of the MTS Class B Non-Voting Shares into MTS Common Shares, MTS shall give notice to the holders of MTS Class B Non-Voting Shares of the record date for conversion, and the registered holders of MTS Class B Non-Voting Shares to be converted (or any person or persons in whose name or names any such registered holder of MTS Class B Non-Voting Shares shall have directed certificates representing MTS Common Shares to be issued), shall be deemed to have become holders of record of Common Shares so issued for all purposes on such record date.

        As of the effective date of the conversion of MTS Class B Non-Voting Shares into MTS Common Shares, the holder shall be considered to be a holder of record of MTS Common Shares and not of the MTS Class B Non-Voting Shares converted.

        No MTS Class B Non-Voting Shares shall be converted into a fraction of an MTS Common Share, but in any such case MTS shall in lieu of delivering any certificate for such fractional interest, satisfy such fractional interest by paying to the holder of MTS Class B Non-Voting Shares whose shares are being converted an amount (computed to the nearest cent) equal to the appropriate fraction of the current market price (as defined in the articles of MTS) for an MTS Common Share on the business day next preceding the date for conversion, and the fractional interest in such MTS Class B Non-Voting Share shall be deemed to have been purchased by MTS.

  Exclusionary Offer Conversion Provisions

        Subject as provided below, if an Exclusionary Offer is made, each outstanding MTS Class B Non-Voting Share is convertible into one fully paid and non-assessable MTS Common Share at the option of the holder thereof during a specified period.

        An election by a holder of MTS Class B Non-Voting Shares to exercise the conversion right provided for in the foregoing paragraph is deemed to also constitute an irrevocable election by such holder (i) to deposit the MTS Common Shares resulting from the conversion pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer in accordance with the terms thereof and applicable law); and (ii) to exercise the right to convert into MTS Class B Non-Voting Shares all such MTS Common Shares in respect of which such holder exercises such holder's right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

  Anti-Dilution Adjustments

      Subdivision Adjustment

        If, and whenever, at any time, while any MTS Class B Non-Voting Share is outstanding, the outstanding MTS Common Shares are subdivided, redivided or changed into a greater or consolidated into a lesser number of MTS Common Shares, each MTS Class B Non-Voting Share is convertible after the record date or effective date of such subdivision, redivision, change, consolidation or reclassification, as the case may be, into the number of MTS Common Shares that a holder of one MTS Class B Non-Voting Share would have been entitled to receive as a result of such subdivision, redivision, change, consolidation or reclassification if, on such record date or effective date, the holder of the MTS Class B Non-Voting Share had been the registered holder of one MTS Common Share.

      Reclassification Adjustment

        If and whenever at any time while any MTS Class B Non-Voting Share is outstanding, there is a reclassification or change of the MTS Common Shares into other shares or a capital reorganization affecting the shares of MTS in any way which is not covered under the heading "Subdivision Adjustment" above or an amalgamation, consolidation or merger of MTS with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding MTS Common Shares or a change of the MTS Common Shares into other shares) or the sale of substantially all of the properties or assets of MTS to another person, each MTS Class B Non-Voting Share is convertible after the record date or effective date of such reclassification, change, capital reorganization, amalgamation, consolidation, merger or sale into the number of shares or other securities or property of MTS or of the other corporation resulting from such amalgamation, consolidation or merger or to which such sale may be made, as the case may be, that a holder of one MTS Class B Non-Voting Share would have been entitled to receive on such reclassification, change, capital reorganization, amalgamation, consolidation, merger or sale if, on the record date or the effective date thereof, the holder of the MTS Class B Non-Voting Share had been the registered holder of one MTS Common Share.

        The attributes of the MTS Class B Non-Voting Shares also contain provisions relating to the interpretation of "control and beneficial ownership."

Summary of Foreign Ownership and Individual Ownership Restrictions on MTS Common Shares

        The articles of MTS contain restrictions on foreign ownership of voting shares of MTS and on individual ownership of voting shares of MTS. Only the MTS Common Shares are "voting shares" of MTS for the purposes of the ownership restrictions.

        The number of voting shares of MTS that may be beneficially owned by Non-Residents of Canada, other than by way of security, may not exceed in the aggregate 25% of the total number of issued and outstanding voting shares of MTS. Voting shares that are beneficially owned jointly by two or more persons are deemed to be beneficially owned by a Non-Resident of Canada if one or more of the joint beneficial owners is a Non-Resident of Canada.

        The total number of voting shares of MTS that may be beneficially owned by any one person or by the members of any "group of associated persons" (as defined in the articles), other than by way of security, may not exceed 20% of the total number of issued and outstanding voting shares of MTS.

Trading History of MTS Common Shares

        The MTS Common Shares are listed and posted for trading on the TSX under the symbol "MBT". The table below sets out the market price ranges and trading volume of the MTS Common Shares on the TSX for the periods indicated.

	TSX
	Price Range
	High	Low	Volume
			(000s)
2002
First quarter	$34.70	$30.11	7,789
Second quarter	$33.74	$28.90	11,700
Third quarter	$33.75	$27.00	7,256
Fourth quarter	$36.27	$31.01	6,250
2003
First quarter	$36.70	$34.00	5,417
Second quarter	$40.48	$35.15	5,883
Third quarter	$44.25	$39.00	8,174
Fourth quarter	$44.44	$39.38	9,869
2004
January	$52.50	$44.00	13,877
February	$52.20	$49.00	7,556
March	$53.98	$45.50	39,976
April 1-7	$52.15	$47.90	8,025

        On March 17, 2004, the last trading day prior to the announcement of the Transaction, the closing price of the MTS Common Shares on the TSX was $53.30. On April 7, 2004, the last trading day prior to the date of this Circular, the closing price of the MTS Common Shares on the TSX was $51.27.

        The TSX has conditionally approved for listing the MTS Common Shares issuable as part of the Arrangement on the TSX under the symbol "MBT" and the MTS Class B Non-Voting Shares under the symbol "MBT.B" subject to satisfaction of customary conditions and meeting distribution requirements. See "Regulatory Matters — Qualification for Trading — Canada" and "Regulatory Matters — Stock Exchange Listings".

Dividends

        MTS's dividend policy is to provide sustained growth in dividends to shareholders to the extent that it is appropriate considering growth in earnings per share, results of operations, financial condition, and MTS's cash position and investment opportunities. The declaration and payment of dividends are at the sole discretion of the board of directors of MTS. Accordingly, there can be no assurances as to the amount or timing of any dividend in the future.

        MTS confirmed in the Arrangement Agreement its intention to establish a dividend policy, effective as of the Effective Date, that it will pay an annual dividend at $2.20 per share (payable quarterly). On April 5, 2004, MTS announced that it plans to establish its annual dividend at $2.60 per share (payable quarterly) following completion of the Transaction. This represents an increase of 160% over MTS's current dividend and is $0.40 higher than was initially planned when the Transaction was announced on March 18, 2004.

        In 2003, MTS declared dividends per MTS Common Share and MTS Class A Preference Share of $0.22 in each of January and April, and $0.25 in each of July and October. In 2002, MTS declared dividends per MTS Common Share and MTS Class A Preference Share of $0.19 in each of January and April, and $0.22 in each of July and October. In 2001 and 2000, MTS declared dividends of $0.19 per MTS Common Share and MTS Class A Preference Share in each of January, April, July and October.

Auditors, Transfer Agent and Registrar

        The auditors of MTS are Deloitte & Touche LLP Chartered Accountants, 360 Main Street, Ste. 2300, Winnipeg, Manitoba R3C 3Z3. The transfer agent and registrar for the MTS Common Shares is Computershare Trust Company of Canada at its principal office in Calgary, Alberta.

MTS Documents Incorporated by Reference

        The following documents (copies of which are available on the SEDAR website at www.sedar.com) filed with the various securities commissions or similar regulatory authorities in all the provinces of Canada are specifically incorporated by reference in and form an integral part of this Circular:

  1.
  MTS's Annual Information Form dated April 2, 2004, including documents incorporated by reference therein;

  2.
  MTS's audited consolidated comparative financial statements and the notes thereto as at and for the years ended December 31, 2003 and 2002 and the report of the auditors thereon;

  3.
  MTS's audited consolidated comparative financial statements and the notes thereto as at and for the years ended December 31, 2002 and 2001 and the report of the auditors thereon;

  4.
  MTS's Management's Discussion and Analysis for the years ended December 31, 2003, 2002 and 2001; and

  5.
  the material change report of MTS dated March 22, 2004 relating to the Transaction.

        All documents of the type referred to above (including interim financial statements but excluding confidential material change reports) and management information circulars (excluding such disclosure not required to be incorporated by reference under Canadian securities laws) filed by MTS with any securities commission or similar regulatory authority in Canada after the date of this Circular and prior to the Effective Date or the termination of the Arrangement Agreement shall be deemed to be incorporated by reference in this Circular.

        Information concerning MTS, its subsidiaries and their respective businesses and operations has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the MTS documents incorporated by reference herein may be obtained upon request without charge from the Secretary of MTS at P.O. Box 6666, 333 Main Street, Winnipeg, Manitoba R3C 3V6, telephone (204) 941-8283. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained upon request without charge from the Secretary of MTS at the above-mentioned address and telephone number. Copies may also be obtained through the Internet at www.sedar.com.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

        The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INVESTMENT CONSIDERATIONS RELATING TO MTS SHARES

        The following investment considerations should be considered by Allstream Shareholders in evaluating whether to approve the Transaction. These investment considerations should be considered in conjunction with the other information included in this Circular and in the documents incorporated by reference in and forming part of this Circular. Some of these investment considerations relate directly to the Transaction and others relate to the business of MTS.

Possible Volatility of Stock Prices

        The market price of MTS Shares or Allstream Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including the differences between MTS's and Allstream's actual financial or operating results and those expected by investors and analysts, changes in analysts' projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the MTS Shares that holders of Allstream Shares may receive on the Effective Date. There can be no assurance that the market value of the MTS Shares that the holders of Allstream Shares may receive on the Effective Date will equal or exceed the market value of the Allstream Shares held by such Shareholders prior to the Effective Date. Similarly, there can be no assurance that the trading price of MTS Shares will not decline following the completion of the Transaction.

Lack of U.S. Market for MTS Shares

        MTS has advised Allstream that, currently, it does not intend to list the MTS Common Shares and the MTS Class B Non-Voting Shares on any stock exchange other than the TSX. The MTS Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of MTS, except as required by law.

Use of Allstream's Tax Losses

        One of the significant assets which will be acquired by MTS pursuant to the Transaction is Allstream's tax losses. See Note 5(a)(iii) to the unaudited pro forma consolidated financial statements of MTS included as Exhibit A to this Circular. There can be no assurance that MTS's income in the future will be sufficient to fully utilize such tax losses.

Risks of Integration

        The Transaction has been entered into with the expectation that its successful completion will result in long-term strategic benefits, economies of scale and synergies. These anticipated benefits, economies of scale and synergies will depend in part on whether MTS's and Allstream's operations can be integrated in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial benefits may be less than anticipated. In addition, the integration of the operations will give rise to restructuring costs and charges and these may be greater than currently anticipated. Further, the operating results and financial condition of MTS could be materially adversely impacted by the focus on integration, and by geographical, regulatory, labour relations and product differences in Allstream's businesses. Existing commercial agreements between Allstream and AT&T Corp. include termination provisions covering the acquisition of certain share percentages by a strategic competitor. The effect of the Transaction on the status of the commercial agreements and current negotiations between Allstream and AT&T Corp. is not known at this time. However, the foregoing is not expected to have any material impact on the operation of MTS following the consummation of the Transaction.

Risk Factors Associated with MTS

        Shareholders should carefully consider any risks that may be described in filings MTS makes with securities regulators including, without limitation, MTS's "Management's Discussion and Analysis" incorporated by reference herein. These analyses discuss, among other things, certain known material trends and events, and risks and uncertainties that have had a material effect on, and may reasonably be expected to have a material effect on, MTS's consolidated business, financial condition or results of operations.

  Operational Risk

        The businesses conducted by MTS and its subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, reliance on information technology systems, and the regulatory environment.

  Competitive Condition

        Over the last several years, there has been increasing competition in the telecommunications market. Most of the competition affecting MTS has been in the long distance, wireless and Internet markets. MTS expects continued competition from existing companies, new entrants, and cable carriers. MTS also faces competition in the local business market. Commencing in 2003, a new competitor entered the directory market.

        In addition, the federal government is currently reviewing foreign ownership restrictions for telecommunications carriers. The federal government commenced this review in January 2003 to assess whether the current foreign investment restrictions for telecommunications carriers should be eased. Decisions to reduce foreign investment restrictions could result in increased competition in Canada's telecommunications industry.

  Operating and Alliance Arrangements

        MTS, Bell Canada and their respective Affiliates are parties to various arrangements pursuant to which each of them enjoys distribution rights for certain products and services, access to intellectual property and access to services, processes and expertise. Some of these arrangements purport to limit the rights of the parties to deal with others with respect to certain goods and services. These arrangements do not contemplate the acquisition and reorganization that will occur as a result of the Transaction. There have been no discussions between MTS and Bell Canada with respect to the impact of the Transaction on such arrangements.

  Impact of Technological Change

        MTS operates in an industry with ongoing technological change. MTS's success depends on its ability to respond to this change by investing in and implementing new technology. The pace of technological advancement also increases the risk of obsolescence of property, plant and equipment.

  Collective Agreements

        A significant proportion of MTS's employees is unionized. The collective agreements to which MTS is bound have expiry dates ranging from February 2004 to January 2005. If MTS was unable to renew these collective agreements, it could result in work stoppages and other labour-related disturbances, which could adversely affect MTS's business, operations and revenues.

  Regulatory Environment

        The businesses of MTS and its subsidiaries are subject to various regulatory requirements imposed by legislation and regulations in Canada and the United States and applicable to communications providers and companies providing alternative communication solutions. The telecommunications and broadcast industries in which MTS's major operating subsidiary, MTS Communication Inc., operates are governed by the CRTC, which regulates telecommunications common carriers under the authority of the Telecommunications Act and broadcast distributing undertakings ("BDUs") under the authority of the Broadcasting Act (Canada). The CRTC has authority over certain aspects of the operations of telecommunications common carriers, including rates, services packages, quality of service, costing and accounting practices. The CRTC, however, has the discretion to forbear from regulating certain products and services where it considers the market to be sufficiently competitive to protect consumers. The CRTC also licenses BDUs and regulates the broadcasting services that BDUs are allowed to carry on their television services. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have an adverse effect on MTS and its subsidiaries.

        MTS believes that it currently operates in a regulatory climate that is generally unfavourable to ILECs. Recent regulatory decisions made by the CRTC have resulted in the requirement for MTS to provide competitors with greater access to MTS's networks at reduced prices. There are a number of regulatory matters currently in progress, which could also affect MTS's operations. These items include the price cap deferral account, MTS's review and vary application regarding the classification of high-cost exchanges, and the bundling of services and regulatory symmetry.

  Changes in Creditworthiness or Security Ratings

        There is no assurance that the creditworthiness of MTS or that any security rating assigned to MTS securities will remain in effect for any given period of time or that the ratings will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on the market price or value and the liquidity of the MTS Shares.

  Economic Fluctuations

        MTS's business results are subject to fluctuations in general economic conditions. A decline in economic activity could negatively affect the demand for MTS's products and services, resulting in an unfavourable impact on MTS's performance. Weak economic conditions could also negatively affect MTS's customers' financial conditions, thereby reducing MTS's ability to collect receivables.

SUMMARY COMPARISON OF SHAREHOLDER RIGHTS

        The CBCA provides shareholders substantially the same rights as are available to shareholders under the MCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder. The following is a summary of certain differences between the MCA and the CBCA which we consider to be material to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the Arrangement which may be of importance to them.

  •
  Director Residency Requirements.    Under the MCA, a majority of a company's directors must be residents of Canada. In addition, The Manitoba Telephone System Reorganization and Consequential Amendments Act and the articles of MTS require that a majority of its directors shall be ordinarily resident in Manitoba. Under the CBCA, subject to certain exceptions, at least 25% of a company's directors must be resident Canadians.

  •
  Appointment of Directors.    Under the CBCA, if the articles of the company so provide, directors may appoint additional directors to hold office until not later than the next annual meeting of shareholders, provided the number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual general meeting of shareholders. There is no such ability to appoint additional directors under the MCA.

  •
  Place of Shareholders' Meetings.    Under the MCA, a shareholders' meeting may be held at such place in Manitoba provided for in the by-laws of the company, or in the absence of that provision, at such place within Manitoba as the directors may determine. Unless the articles of the company provide that meetings may be held outside of Manitoba, or all of the shareholders of the company entitled to vote at a meeting agree or are deemed to agree that such meeting may be held at a place outside of Manitoba, all meetings of shareholders of the company are to be conducted in Manitoba. Under the CBCA, a shareholders' meeting may be held at any place in Canada provided in the by-laws or in the absence of such provision, such place in Canada as the directors determine, or at a place outside Canada if such place is specified in the articles of the company or all shareholders entitled to vote at a meeting agree or are deemed to agree that such meeting is to be held at that place.

  •
  Solicitation of Proxies.    Under the MCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident's proxy circular in prescribed form to each shareholder whose proxy is solicited and to certain other recipients. Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident's proxy circular if (i) proxies are solicited from fifteen (15) or fewer shareholders, or (ii) the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident's proxy circular. Furthermore, under the CBCA, the definition of

    "solicit" and "solicitation" specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident's proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisers in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder. Shareholders will need to determine whether the proxy requirements of the U.S. or Canadian securities laws apply to any such communication.

  •
  Record Date for Shareholders' Meetings.    Under the MCA, where a company fixes a record date for the determination of shareholders entitled to vote at a meeting of shareholders and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than ten (10) days (or such shorter period before the meeting as the by-laws of the company may provide) before the meeting that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the day (the "deemed record date") immediately preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares if the transferee establishes that he or she owns the shares and demands, not later than ten (10) days (or such shorter period before the meeting as the by-laws of the company may provide) before the meeting that his or her name be included in the list of shareholders entitled to vote at the meeting. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

  •
  Telephonic or Electronic Meetings.    There is currently no provision under the MCA to permit the holding of meetings of shareholders by telephonic or electronic means. Under the CBCA, unless the company's by-laws provide otherwise, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the company makes such facility available. In addition, if the company's by-laws so provide, a meeting of shareholders may be held entirely by such means.

  •
  Class Voting.    The CBCA and MCA have similar provisions entitling shareholders to vote on a proposal separately as a class or series. However, the CBCA includes provisions that obviate the requirement for a class vote in certain circumstances where the amendment to the company's articles constrains the issue, transfer or ownership of shares in order to assist the company to qualify under Canadian or provincial law to receive licences or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control.

  •
  Shareholders Proposals.    Under the MCA, only registered shareholders entitled to vote at an annual meeting of shareholders may submit shareholder proposals to the company relating to matters that the shareholder wishes to raise at a shareholders' meeting. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders, provided that (i) the shareholder must have owned, directly or beneficially, for at least six (6) months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least $2,000, or (ii) the proposal must have the support of persons who in the aggregate have owned, directly or beneficially, such number of voting shares for such period.

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  Squeeze-out Transactions.    Under the CBCA, a company may not carry out a squeeze-out transaction (as defined in the CBCA) unless certain additional shareholder approvals specifically provided for in the CBCA for squeeze-out transactions are obtained. The MCA does not have such specific provisions for squeeze-out transactions.

  •
  Compelled Acquisitions.    Under the CBCA, following a take-over bid accepted by the holders of not less than ninety percent of the shares of the offeree company to which the take-over bid relates (excluding shares held by the offeror), the remaining shareholders that did not accept the take-over bid can be compelled to sell their shares to the offeror. In the event that the offeror does not compel such remaining shareholders to sell, then such remaining shareholders may require the offeror to acquire their shares. The MCA does not have equivalent provisions.

  •
  Registered Office.    Under the MCA, a company's registered office must be in the place within Manitoba specified in its articles of incorporation and may be changed to a different location only by a special resolution of the shareholders. In addition, The Manitoba Telephone System Reorganization and Consequential Amendments Act and the articles of MTS require that its registered and head office shall be in Manitoba. Under the CBCA, a company's registered office must be in a place in the province of Canada specified in its articles of incorporation and may be relocated to another province only by special resolution of the shareholders.

  •
  Access to Information.    Shareholders under the CBCA have a right of access to relevant extracts of the minutes of meetings at which directors make mandatory disclosure of material interests in transactions and contracts that involve the company, as well as other documents that contain such disclosure. The MCA does not have equivalent provisions.

  •
  Disclosure of Material Interests.    The CBCA requires a director or officer to disclose to the company any interest he or she has in an actual or proposed material contract or material transaction with the company. The MCA only requires disclosure of an interest in an actual or proposed material contract with the company. Under the CBCA, a director is prohibited from voting in respect of any such contract unless the contract is regarding remuneration, indemnity or insurance or is with an affiliate. Under the MCA, a director is not precluded from voting in respect of the above kinds of contracts or in respect of arrangements relating to security for money lent or obligations undertaken for the benefit of the company or otherwise in respect of any kind of contract, provided the resolution in the latter category is approved by not less than two-thirds of votes of all the shareholders of the company to whom notice of the nature and extent of the director's interest in the contract or transaction are declared and disclosed in reasonable detail. Under the CBCA, shareholders have an ability to ratify any contract approved contrary to the applicable provisions by special resolution.

  •
  Quorum of Directors' Meetings.    Both the CBCA and MCA state that the quorum for directors' meetings consists of a majority of directors or the minimum number of directors required by the articles of the company. However, while the MCA requires that a majority of the directors present at a directors' meeting be residents of Canada, the CBCA requires that only 25% of the directors present (or at least one if less than four directors are appointed) be resident Canadians.

  •
  Financial Assistance.    Where there are reasonable grounds for believing that the company cannot satisfy a stipulated "solvency test", the MCA prohibits the company from giving financial assistance to any person in connection with the purchase of shares of the company or its affiliates, or for any purpose to shareholders, directors, officers or employees of the company and its affiliates or to an associate of any of those persons. The CBCA has no such requirement.

  •
  Short Selling.    Under the CBCA, insiders of the company are prohibited from short selling any securities of the company. The MCA has no such restriction.

  •
  Corporate Records.    The MCA requires records to be kept in Manitoba. The CBCA requires corporate and accounting records to be kept at the company's registered office or at any other place in Canada designated by the directors. However, subject to the requirements to keep records and books of account within Canada under the ITA and other statutes administered by the Minister of National Revenue (such as the Excise Tax Act), under the CBCA, a company may keep corporate and accounting records outside Canada if the company provides access to its records at a location in Canada, by computer terminal or other technology.

CERTAIN TAX CONSIDERATIONS FOR ALLSTREAM SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

        In the opinion of Borden Ladner Gervais LLP, Canadian counsel to Allstream, the following is a summary of the principal Canadian federal income tax considerations relating to the Arrangement that are generally applicable to Allstream Shareholders who, for purposes of the ITA and at all relevant times, (i) hold their Allstream Shares, and will hold their MTS Shares, as capital property, (ii) deal at arm's length with Allstream and MTS, and (iii) are not affiliated with Allstream or MTS.

        Generally, Allstream Shares and MTS Shares will be considered capital property to the holder thereof unless such shares are held or were acquired in the course of carrying on a business or as part of an adventure in the nature of trade. Allstream Shareholders who are resident in Canada and whose Allstream Shares or MTS Shares might not otherwise be capital property may be entitled, in some circumstances, to make the irrevocable election permitted by subsection 39(4) of the ITA to have those shares and every other "Canadian security" (as defined in the ITA) owned by such Allstream Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where an Allstream Shareholder makes an election under section 85 of the ITA in respect of Allstream Shares, as described below, the MTS Shares received under the Arrangement may not be "Canadian securities" for this purpose. Allstream Shareholders who do not hold their Allstream Shares or MTS Shares as capital property should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the ITA is available or advisable in their particular circumstances.

        This summary is not applicable to an Allstream Shareholder (i) that is a "specified financial institution", (ii) an interest in which is a "tax shelter investment", or (iii) that is, for the purposes of certain rules applicable in respect of securities held by financial institutions, a "financial institution", as each of these terms are defined in the ITA. In addition, this summary is not applicable to an Allstream Shareholder who has acquired Allstream Shares upon the exercise of an employee stock option.

        This summary is based on the ITA, the regulations thereunder and counsel's understanding of the current published administrative practices and policies of the CRA, all in effect as of the date of this Circular. This summary also takes into account all specific proposals to amend the ITA and regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposed Amendments"), although no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by judicial, legislative, governmental or administrative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described below.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS AND IS NOT, AND IS NOT INTENDED TO BE LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR ALLSTREAM SHAREHOLDER. ALLSTREAM SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE TRANSACTIONS UNDER THE ARRANGEMENT IN THEIR PARTICULAR CIRCUMSTANCES.

Allstream Shareholders Resident in Canada

        The following portion of the summary is applicable to an Allstream Shareholder who is or is deemed to be resident in Canada for purposes of the ITA and who will continue to be resident in Canada at all times while such holder holds Allstream Shares or MTS Shares.

  Exchange of Allstream Shares for MTS Shares and Cash

        Under the Arrangement, an Allstream Shareholder will receive in exchange for each Allstream Share held by such Allstream Shareholder at the Effective Time, (i) $23.00 cash, and (ii) 1.0909 MTS Common Shares, in the case of an Allstream Shareholder that is a Qualifying Allstream Shareholder, or 1.0909 MTS Class B Non-Voting Shares, in the case of an Allstream Shareholder that is a Non-Qualifying Allstream Shareholder.

        Non-Rollover Transaction:    An Allstream Shareholder whose Allstream Shares are exchanged for cash and MTS Shares under the Arrangement will, unless such Allstream Shareholder makes a joint election under subsection 85(1) or subsection 85(2) of the ITA as discussed below under "Rollover Transaction", be considered to have disposed of such Allstream Shares for proceeds of disposition equal to the sum of the cash consideration received on the exchange (including any cash received in lieu of fractional MTS Shares) and the aggregate fair market value at the Effective Time of the MTS Shares received by the Allstream Shareholder on the exchange. As a result, the Allstream Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Allstream Shares to the Allstream Shareholder at the time of the exchange. See "Taxation of Capital Gain or Capital Loss" below. The cost to an Allstream Shareholder of MTS Common Shares or MTS Class B Non-Voting Shares, as the case may be, acquired on the exchange will be equal to the fair market value of such MTS Common Shares or MTS Class B Non-Voting Shares, as the case may be, at the Effective Time. For the purpose of determining the adjusted cost base at any time to an Allstream Shareholder of MTS Common Shares or MTS Class B Non-Voting Shares, as the case may be, acquired on the exchange, the adjusted cost base of such MTS Common Shares or MTS Class B Non-Voting Shares, as the case may be, will be averaged with the adjusted cost base of any other MTS Common Shares or MTS Class B Non-Voting Shares, as the case may be, held at that time by the Allstream Shareholder as capital property.

        Rollover Transaction:    An Allstream Shareholder that is an Eligible Holder may make a joint election with MTS pursuant to subsection 85(1) of the ITA (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the ITA) and thereby obtain a full or partial tax deferral of capital gains otherwise arising on the exchange of such Allstream Shares under the Arrangement as described above under "Non-Rollover Transaction", depending on the Elected Amount and the adjusted cost base of the Allstream Shares to the Allstream Shareholder at the time of the exchange. So long as the adjusted cost base of Allstream Shares to an Eligible Holder at the time of the exchange, plus any reasonable costs of disposition, equals or exceeds the amount of cash consideration received on the exchange, the Eligible Holder may elect so as to not realize a capital gain for the purposes of the ITA on the exchange.

        In order to make an election, an Eligible Holder must provide to the Depositary at CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario M5L 1G9 (Attention: Special Projects) two signed copies of the necessary election forms within 90 days following the Effective Date, duly completed with the details of the number of Allstream Class A Shares and/or Allstream Class B Limited Voting Shares transferred, the consideration received on the exchange and the applicable Elected Amount for the purposes of such election. In accordance with the Arrangement, subject to the election forms of the Eligible Holder being correct and complete and complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be returned to the Eligible Holder, signed by MTS, within 30 days after receipt thereof by the Depositary for filing by the Eligible Holder with the CRA (or the applicable provincial tax authority). Certain provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. MTS has also agreed to also make a provincial joint election with an Eligible Holder under the provisions of any relevant provincial income tax law with similar effect to subsection 85(1) or subsection 85(2) of the ITA, subject to the same limitations and conditions described in the Circular. Eligible Holders who make an election should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority.

        The relevant federal tax election form is CRA form T2057 (or, in the event that the Allstream Shares are held as partnership property, CRA form T2058). For Eligible Holders required to file in Quebec, Quebec form TP-518-V (or, in the event that the Allstream Shares are held as partnership property, Quebec form TP-529-V) will also be required. A tax election package, consisting of the relevant federal tax election forms and a letter of instructions, may be obtained from the Depositary after the Effective Time. An Eligible Holder interested in making an election should so indicate on the Letter of Transmittal Form in the space provided and a tax election package will be sent to the Eligible Holder. It will be the responsibility of each Eligible Holder who wishes to make an election for provincial income tax purposes to obtain the necessary provincial election forms and to submit the duly completed forms to the Depositary for execution by MTS.

        In general, when an election is made, the Elected Amount must comply with the following rules for those Allstream Class A Shares and/or Allstream Class B Limited Voting Shares, as the case may be, that are the subject of the election:

1.
The Elected Amount for Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, may not be less than the amount of cash consideration received for such Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be.

2.
The Elected Amount for Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, may not be less than the lesser of the adjusted cost base to the Eligible Holder of the holder's Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, determined at the time of the exchange, and the fair market value of such Allstream Shares at that time.

3.
The Elected Amount for Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, may not exceed the fair market value of such Allstream Shares, at the time of the exchange.

        Where an Eligible Holder and MTS make an election, the tax treatment to the Eligible Holder generally will be as follows:

1.
The Eligible Holder's Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, will be deemed to have been disposed of for proceeds of disposition equal to the Elected Amount in respect of those Allstream Shares.

2.
If the deemed proceeds of disposition of the holder's Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, are equal to the aggregate of the adjusted cost base of such Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, to the Eligible Holder, determined at the time of the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder.

3.
To the extent that the deemed proceeds of disposition of the Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, exceed (or are less than) the aggregate of the adjusted cost base of the such Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, to the holder, determined at the time of the exchange, and any reasonable costs of disposition, the Eligible Holder will realize a capital gain (or capital loss).

4.
The cost to the Eligible Holder of MTS Common Shares or MTS Class B Non-Voting Shares, as the case may be, received on the exchange will be equal to the amount by which the deemed proceeds of disposition of Allstream Shares exchanged by such Eligible Holder exceeds the amount of cash received on the exchange.

        None of MTS, Allstream or the Depositary will be responsible for the proper completion or filing of any election form and the Eligible Holder will be solely responsible for the payment of any late filing penalty. MTS agrees only to execute any properly completed election form and to forward the election by mail (within 30 days after the receipt of the election form by the Depositary) to the Eligible Holder. With the exception of the execution of the election form by MTS, compliance with the requirements of a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither MTS nor Allstream will be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by an Eligible Holder to properly complete or file an election form in the form and manner prescribed by the ITA (or any applicable provincial income tax law).

        In order for the CRA (and any applicable provincial tax authority) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the required tax election forms must be received by such tax authorities on or before the day that is the earliest of the days on or before which either MTS or the Eligible Holder is required to file an income tax return for the taxation year in which the Effective Date occurs. MTS's taxation year is scheduled to end on December 31 of each year. Thus, where the Effective Date occurs in 2004, the tax election will, in the case of an Eligible Holder who is an individual, generally have to be received by the tax authorities by April 30, 2005 (being generally the last day for filing the tax returns for the 2004 taxation year of individuals). Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of an Eligible Holder must be received by the Depositary for execution by MTS no later than

90 days after the Effective Date. Certain Eligible Holders may be required to forward their tax election forms to the Depositary before that date to avoid late filing penalties. While MTS may choose, in its sole discretion, to sign an election form received more than 90 days following the Effective Date, MTS will have no obligation to do so.

        Any Eligible Holder who does not ensure that the Depositary has received two duly completed tax election forms in respect of each applicable tax authority on or before the ninetieth day after the Effective Date, will not be able to benefit from the rollover provisions of the ITA (and any applicable provincial income tax law). Accordingly, all Eligible Holders who wish to enter into an election with MTS should give their immediate attention to this matter. The instructions for requesting a tax election package will be set out in the Letter of Transmittal. Allstream Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. The comments in this Circular with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible Holders who make a tax election should consult their own tax advisors.

  Dividends on MTS Shares

        In the case of an Allstream Shareholder who is an individual, dividends received on MTS Shares will be included in computing the Allstream Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

        In the case of an Allstream Shareholder that is a corporation, dividends received on MTS Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income.

        An Allstream Shareholder that is a "private corporation" (as defined in the ITA) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on dividends received on MTS Shares to the extent that such dividends are deductible in computing the Allstream Shareholder's taxable income.

  Disposition of MTS Shares

        A disposition or deemed disposition of MTS Shares (otherwise than pursuant to a conversion of MTS Class B Non-Voting Shares into MTS Common Shares) by a holder thereof will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those MTS Shares immediately before the disposition. See "Taxation of Capital Gain or Capital Loss" below.

  Conversion of MTS Class B Non-Voting Shares

        A holder of MTS Class B Non-Voting Shares will not realize a capital gain or a capital loss upon the conversion of an MTS Class B Non-Voting Share into an MTS Common Share. The holder's cost of an MTS Common Share received on any such conversion will equal the holder's adjusted cost base immediately prior to the conversion of the MTS Class B Non-Voting Share so converted. For the purpose of determining the adjusted cost base to the holder of the MTS Common Shares so acquired, the cost of the MTS Common Shares acquired on the conversion will be averaged with the adjusted cost base of all other MTS Common Shares held by the holder immediately prior to the conversion.

  Taxation of Capital Gain or Capital Loss

        One-half of any capital gain (a "taxable capital gain") realized by an Allstream Shareholder on an Allstream Share or an MTS Share will be included in the Allstream Shareholder's income for the year of disposition. One-half of any capital loss (an "allowable capital loss") realized is required to be deducted by the Allstream Shareholder against taxable capital gains realized in the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Allstream Shareholder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the ITA.

        Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the ITA. An Allstream Shareholder that is a "Canadian-controlled private corporation", as defined in the ITA, may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

        If the Allstream Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of an Allstream Share or an MTS Share, as the case may be, may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Allstream Shares or MTS Shares, or where a partnership or a trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Allstream Shares or MTS Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

  Dissenting Shareholders

        An Allstream Shareholder who exercises Dissent Rights under the Arrangement and who receives from Allstream payment of the fair value of the Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, held by such dissenting Allstream Shareholder will be deemed to receive a dividend equal to the amount by which the amount of the payment (excluding the amount of any interest awarded by a court) exceeds the paid-up capital (for purposes of the ITA) of such Allstream Shareholder's Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be. Counsel is advised that the amount of the paid-up capital of an Allstream Class A Share is significantly less than its current fair market value and the amount of the paid-up capital of an Allstream Class B Limited Voting Share is significantly less than its current fair market value.

        The Canadian federal income tax consequences to an Allstream Shareholder of such a deemed dividend are generally the same as those described above under "Dividends on MTS Shares". However, in the case of an Allstream Shareholder that is a corporation, in some circumstances all or part of any dividend deemed to be received by the corporation on the Allstream Shares may be treated as proceeds of disposition of the Allstream Shares for the purpose of computing the Allstream Shareholder's capital gain on the disposition of such shares, and not as a dividend. Accordingly, Allstream Shareholders that are corporations should consult their tax advisors for specific advice with respect to the income tax consequences of exercising Dissent Rights in respect of the Arrangement.

        The difference between the amount received (excluding the amount of any interest ordered by a court) and the amount of any deemed dividend will be treated as proceeds of disposition of Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, for the purpose of computing any capital gain or capital loss arising on the disposition of such shares. A capital loss arising in such circumstances may be reduced by dividends previously received or deemed to have been received on Allstream Shares as described above under "Taxation of Capital Gain or Capital Loss."

        Any interest awarded to a dissenting Allstream Shareholder by a court will be included in the Allstream Shareholder's income for Canadian income tax purposes.

Allstream Shareholders Not Resident in Canada

        The following portion of this summary is applicable to an Allstream Shareholder who, for the purposes of the ITA and at all relevant times, (i) has not been, is not and will not be resident or deemed to be resident in Canada and (ii) does not, will not and will not be deemed to use or hold Allstream Shares or MTS Shares in carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a holder that is an insurer carrying on business in Canada and elsewhere.

  Exchange of Allstream Shares and Subsequent Disposition of MTS Shares

        A Non-Resident Shareholder whose Allstream Shares are exchanged for cash and MTS Shares under the Arrangement will not be subject to tax under the ITA on any capital gain realized on such exchange unless the

Allstream Shares are "taxable Canadian property" to the Non-Resident Shareholder at the Effective Time and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax treaty or convention.

        Similarly, any capital gain realized by a Non-Resident Shareholder on a disposition or deemed disposition of MTS Shares acquired by the Non-Resident Shareholder under the Arrangement will not be subject to tax under the ITA unless the MTS Shares are "taxable Canadian property" to the Non-Resident Shareholder at the time of the disposition and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax treaty or convention.

        Generally, an Allstream Class A Share, Allstream Class B Limited Voting Share, MTS Class B Non-Voting Share or MTS Common Share, as the case may be, will not be taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (i) such Allstream Class A Share, Allstream Class B Limited Voting Share, MTS Class B Non-Voting Share or MTS Common Share, as the case may be, is listed on a prescribed stock exchange (which includes the TSX) at that time and (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Allstream or MTS, as the case may be, at any time within the 60 month period immediately preceding the particular time. Notwithstanding the foregoing, an Allstream Class A Share, Allstream Class B Limited Voting Share, MTS Class B Non-Voting Share or MTS Common Share, as the case may be, may also be deemed to be taxable Canadian property to a Non-Resident Shareholder in certain circumstances specified in the ITA.

        Even if an Allstream Share or MTS Share, as the case may be, is taxable Canadian property to a Non-Resident Shareholder, any gain realized by the Non-Resident Shareholder upon a disposition of the Allstream Share or MTS Share, as the case may be, may be exempt from tax under the ITA pursuant to an applicable income tax treaty or convention. Under the Canada-United States Income Tax Convention (the "U.S. Treaty"), no tax under the ITA will be payable on any capital gain realized on a disposition of Allstream Shares or MTS Shares, as the case may be, by a Non-Resident Shareholder that is a resident of the United States for purposes of the Treaty provided that the value of such shares is not derived principally from real property situated in Canada. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

        In the event that an Allstream Share constitutes taxable Canadian property to a Non-Resident Shareholder and any capital gain that would be realized by the Non-Resident Shareholder upon the exchange of such Allstream Share under the Arrangement is not exempt from tax under the ITA pursuant to an applicable income tax treaty or convention, then the tax consequences described above under "Allstream Shareholders Resident in Canada — Exchange of Allstream Shares for MTS Shares and Cash — Non-Rollover Transaction", and "Allstream Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses" will generally apply.

        In the event that an MTS Share constitutes taxable Canadian property to a Non-Resident Shareholder and any capital gain that would be realized by the Non-Resident Shareholder upon the disposition of such MTS Share is not exempt from tax under the ITA pursuant to an applicable income tax treaty or convention, then the tax consequences described above under "Allstream Shareholders Resident in Canada — Disposition of MTS Shares" and "Allstream Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses" will generally apply.

  Conversion of MTS Class B Non-Voting Shares

        The tax consequences to a Non-Resident Shareholder of the conversion of an MTS Class B Non-Voting Share into an MTS Common Share are generally the same as those described above under "Allstream Shareholders Resident in Canada — Conversion of MTS Class B Non-Voting Shares".

  Dividends on MTS Shares

        Dividends paid or credited on MTS Shares to a Non-Resident Shareholder will generally be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is resident in the United States for purposes of the U.S. Treaty and who owns less than 10% of the voting stock of MTS, the rate of Canadian withholding tax on dividends paid by MTS will be reduced to 15%. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

  Dissenting Shareholders

        A Non-Resident Shareholder who exercises Dissent Rights under the Arrangement and who receives from Allstream payment of the fair value of the Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be, held by such dissenting Non-Resident Shareholder will be deemed to receive a dividend in the amount by which the amount of the payment (excluding the amount of any interest awarded by a court) exceeds the "paid-up capital" (for purposes of the ITA) of such Non-Resident Shareholder's Allstream Class A Shares or Allstream Class B Limited Voting Shares, as the case may be. Counsel is advised that the amount of the paid-up capital of an Allstream Class A Share is significantly less than its current fair market value and the amount of the paid-up capital of an Allstream Class B Limited Voting Share is significantly less than its current fair market value. The amount of such dividend deemed to be received, and the amount of any interest awarded to the Non-Resident Shareholder by a court, will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends and interest who is resident in the United States for purposes of the U.S. Treaty, the rate of Canadian withholding tax on interest paid by Allstream will be reduced to 10% and on dividends deemed to be paid by Allstream, where the holder owns less than 10% of the voting stock of Allstream, will be reduced to 15%. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

Certain United States Federal Income Tax Considerations

        The following is a summary of the material United States Federal income tax consequences of the Arrangement and the ownership and disposition of MTS Shares to Allstream shareholders. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and which are subject to change, possibly with retroactive effect.

        This discussion assumes that Allstream Shareholders hold their Allstream Shares, and will hold any MTS Shares received in the Arrangement, as capital assets within the meaning of Section 1221 of the Code. This discussion also assumes that Allstream is not, and has never been, a passive foreign investment company for United States Federal income tax purposes (a "PFIC"). A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) at least 50% of the average value of its assets held during the taxable year produce or are held for the production of passive income. Considering the nature of Allstream's business activities and earnings, Allstream believes that it is not, and has never been, a PFIC.

        This discussion does not address all aspects of United States Federal income taxation that may be relevant to particular Allstream Shareholders in light of their personal investment circumstances or to Allstream Shareholders subject to special treatment under the United States Federal income tax laws such as:

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  dealers in securities or foreign currencies;

  •
  banks;

  •
  persons that hold Allstream Shares or will hold MTS Shares as part of a straddle, hedge, constructive sale or conversion transaction;

  •
  United States Holders (as defined below) that have a functional currency other than the United States dollar;

  •
  partnerships, S corporations, mutual funds, regulated investment companies, real estate investment trusts and investors in such entities;

  •
  shareholders who acquired their Allstream Shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan;

  •
  holders of options granted under any Allstream benefits plan; or

  •
  United States Holders that, within the last five years, have owned 10% or more of the total voting power of all outstanding Allstream Shares or will own 10% or more of the total voting power of all outstanding MTS Shares.

        Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

        Holders of Allstream Shares are urged to consult their own tax advisors regarding the specific tax consequences to them of the Arrangement, including the applicability and effect of Federal, state, local and foreign income and other tax law.

        For purposes of this discussion, a "United States Holder" means a beneficial owner of Allstream Shares that is:

  •
  a citizen or resident alien individual of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

  •
  a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

  •
  an estate that is subject to United States Federal income tax on its income regardless of its source.

        A "Non-United States Holder" is a beneficial owner of Allstream Shares that is not a United States Holder. If a partnership holds Allstream Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Allstream Shares, you should consult your own tax advisor.

United States Holders of Allstream Shares

  Exchange of Allstream Shares for MTS Shares and Cash

        A United States Holder will generally recognize gain or loss for United States Federal income tax purposes as a result of the Arrangement in an amount equal to the difference between (i) such holder's adjusted tax basis in its Allstream Shares transferred in the Arrangement and (ii) the sum of the cash and the fair market value of the MTS Shares received in the Arrangement. Gain or loss must be determined separately for each block of Allstream Shares owned by the United States Holder. Any such gain or loss will generally be capital gain or loss and will be long-term gain or loss if, on the date of the Arrangement, the Allstream Shares have been held for more than one year. In the case of a United States Holder that is an individual, long-term capital gain will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. The United States Holder's tax basis in the MTS Shares received in the Arrangement will be equal to the fair market value of those shares on the day received, and the holding period of those shares will begin on the day after they are received.

        For foreign tax credit limitation purposes, gain or loss recognized on the exchange of Allstream Shares for MTS Shares and cash pursuant to the Arrangement will generally be United States source income or loss. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Allstream Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

  Ownership of MTS Shares

          Distributions

        Distributions paid out of MTS's current or accumulated earnings and profits, as determined for United States Federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the holder's adjusted tax basis in the shares, and any remaining amount of distributions will generally be subject to tax as capital gain. Dividends on MTS Shares will generally be foreign source income for foreign tax credit limitation purposes and not be eligible for a dividends received deduction.

        Dividends paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the dividends calculated by reference to the exchange rate in effect on the day the dividends are received, regardless of whether the dividends are converted into United States dollars. United States Holders generally should not recognize any foreign currency gain or loss if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the dividends are includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

        Certain dividends received by United States individuals before January 1, 2009 from a qualified foreign corporation are subject to a maximum Federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the U.S. Treaty as a qualifying treaty. As a result, we believe that MTS is, and will continue to be, a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its MTS Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of Federal income tax on dividends on MTS Shares.

        Dividends paid on the MTS Shares will generally be subject to Canadian withholding taxes. A United States Holder may be eligible to claim a credit or deduction for any Canadian withholding tax paid with respect to dividends from MTS. The calculation of foreign tax credits and deductions involves the application of complex rules and limitations that depend upon a holder's particular circumstances. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for Canadian tax withheld.

          Sale or Other Disposition of MTS Shares

        Upon the sale or exchange (other than a conversion) of MTS Shares, a United States Holder will recognize gain or loss in an amount equal to the difference between (i) the holder's adjusted tax basis of the MTS Shares and (ii) the sum of the cash and the fair market value of the property received. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the MTS Shares had been held more than one year at the time of disposition. For foreign tax credit limitation purposes, gain or loss recognized on a sale or exchange of MTS Shares will generally be United States source income. Any gain or loss from currency exchange fluctuations between the date of the disposition of the MTS Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

          Conversion of MTS Class B Non-Voting Shares into MTS Common Shares

        A United States Holder will generally not be required to recognize any gain or loss on the conversion of MTS Class B Non-Voting Shares into MTS Common Shares. Instead, the holder's adjusted tax basis in the shares received upon conversion will be equal to the holder's adjusted tax basis in the MTS Class B Non-Voting Shares exchanged therefor, and the holder's holding period in the shares received will include the holding period of the MTS Class B Non-Voting Shares exchanged therefor.

          Controlled Foreign Corporation Status

        The Code provides special anti-deferral rules for certain categories of income earned by a foreign corporation that is a controlled foreign corporation for United States Federal income tax purposes (a "CFC"). A foreign corporation is a CFC if more than 50% of the voting power or value of the stock of the corporation is owned actually or constructively by United States shareholders. For these purposes, a United States shareholder is any United States person that owns actually or constructively 10% or more of the voting power of the corporation. It is not anticipated that the ownership of the stock of MTS will be sufficiently concentrated to cause it to be classified as a CFC. No assurance can be given, however, that MTS will not be a CFC in the future. Accordingly, United States Holders that will own actually or constructively 10% or more of the voting power of MTS after the Arrangement are urged to consult their own tax advisors to determine the tax consequences to them of MTS's possible status as a CFC.

          Passive Foreign Investment Company Considerations

        The Code provides special anti-deferral rules for certain distributions received by United States persons with respect to, and sales and other dispositions of, a foreign corporation that is a PFIC. A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) at least 50% of the average value of its assets held during the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income generally includes dividends, interest, rents, royalties, annuities and gains from assets that produce passive income. In addition, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25% of the stock, by value. MTS does not believe that it is, nor does it anticipate that it will become, a PFIC. No assurance can be given, however, that MTS will not be a PFIC in the future. If MTS were to be treated as a PFIC, a United States Holder could be subject to adverse United States Federal income tax consequences as a result of the ownership or disposition of MTS Shares. Those adverse consequences could differ materially from the consequences described above. Accordingly, United States Holders are urged to discuss the applicability and consequences of the PFIC rules with their tax advisors.

  Dissenting Shareholders

        A United States Holder who exercises Dissent Rights under the Arrangement and receives payment of the fair value of its Allstream Shares will generally recognize gain or loss in an amount equal to the difference between the holder's adjusted tax basis in its Allstream Shares and the cash received in exchange therefor. Gain or loss must be determined separately for each block of Allstream Shares owned by the United States Holder. Any such gain or loss will generally be capital gain or loss and will be long-term gain or loss if the Allstream Shares have been held for more than one year on the date of the disposition. In the case of a United States Holder that is an individual, long-term capital gain will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

        For foreign tax credit limitation purposes, gain or loss recognized on the exchange of Allstream Shares for cash will generally be United States source income or loss. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Allstream Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

Non-United States Holders of Allstream Shares

  Exchange of Allstream Shares for MTS Shares and Cash

        In general, a Non-United States Holder will not be subject to United States Federal income tax as a result of the exchange of Allstream Shares for MTS Shares and cash pursuant to the Arrangement unless:

  •
  any gain attributable to the Allstream Shares is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that the holder maintains in the United States; or

  •
  the Non-United States Holder is an individual, is present in the United States for 183 or more days in the taxable year of the Arrangement and certain other conditions exist.

  Ownership of MTS Shares

          Distributions

        Distributions paid out of MTS's current or accumulated earnings and profits, as determined for United States Federal income tax purposes, will be dividend income. In general, a Non-United States Holder will not be subject to United States Federal income or withholding tax on dividends on MTS Shares unless the income is effectively connected with the holder's conduct of a trade or business in the United States or is attributable to a permanent establishment maintained by the holder in the United States. A Non-United States Holder that is taxable as a corporation for United States Federal income tax purposes might also be subject to a branch profits tax on such effectively connected dividends at a 30% rate or lower rate under an applicable tax treaty.

          Sale or Other Disposition of MTS Shares

        In general, a Non-United States Holder will not be subject to United States Federal income tax on any gain realized on the sale or other disposition of MTS Shares unless (i) the gain is effectively connected with the holder's conduct of a trade or business in the United States or is attributable to a permanent establishment maintained by the holder in the United States or (ii) if the Non-United States Holder is an individual, the holder is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions exist. A Non-United States Holder that is taxable as a corporation for United States Federal income tax purposes might also be subject to a branch profits tax on such effectively connected gains at a 30% rate or a lower rate under an applicable tax treaty.

          Conversion of MTS Class B Non-Voting Shares into MTS Common Shares

        A Non-United States Holder will generally not be required to recognize any gain or loss on the conversion of MTS Class B Non-Voting Shares into MTS Common Shares. Instead, the holder's adjusted tax basis in the shares received upon conversion will be equal to the holder's adjusted tax basis in the MTS Class B Non-Voting Shares exchanged therefor, and the holder's holding period in the shares received will include the holding period of the MTS Class B Non-Voting Shares exchanged therefor.

  Dissenting Shareholders

        A Non-United States Holder who exercises Dissent Rights under the Arrangement and receives payment of the fair value of its Allstream Shares will not be subject to United States Federal income tax unless:

  •
  any gain attributable to the Allstream Shares is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that the holder maintains in the United States; or

  •
  the Non-United States Holder is an individual, is present in the United States for 183 or more days in the taxable year of the receipt of cash in exchange for the Allstream Shares and certain other conditions exist.

Information Reporting and Backup Withholding

        Payments of dividends on MTS Shares and the proceeds of disposition of Allstream Shares or MTS Shares that are made within the United States or through certain U.S.-related financial intermediaries may be required to be reported to the Internal Revenue Service and may be subject to backup withholding unless (i) the holder is a corporation or other exempt recipient, or (ii) the holder provides a taxpayer identification number or complies with applicable certification requirements. Non-United States Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification requirements to prove their exemption. The backup withholding rate is currently 28%. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder's United States Federal income tax liability if the required information is furnished to the Internal Revenue Service.

ELECTION OF DIRECTORS

        The Articles of Allstream provide that the Board shall consist of nine members. Directors elected by each class of Allstream Shares are elected by the highest number of votes cast in respect of their election at the Meeting by holders of each such class.

        The holders of the Allstream Class B Limited Voting Shares are entitled to vote as a separate class for four directors, while the holders of the Allstream Class A Shares are entitled to elect the remaining five members of the Board.

        It is the intention of the persons named in the enclosed form(s) of proxy to vote in favour of the election to the Board of the nine nominees listed in the following table to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed (unless otherwise replaced prior thereto following the consummation of the Arrangement), unless a shareholder signing a form of proxy specifies that the securities represented by the form of proxy are to be withheld from voting in respect of the election of directors.

        Messrs. McLennan, Beasley and McKinnon, and Ms. Mowat have been nominated as the nominees of the holders of the Allstream Class B Limited Voting Shares. The remaining five persons have been nominated as the nominees of the holders of the Allstream Class A Shares.

        Management does not contemplate that any of the nominees will be unable to serve as a director, but should any nominee for any reason become unable before the meeting to serve as a director, the persons named in the enclosed form(s) of proxy will vote for the election of another nominee to the office of director in their discretion unless the Allstream Shareholder has withheld authority from voting in respect of the election of directors.

        The table and notes below show, in respect of each nominee as of the date hereof: (1) the name, present principal occupation or employment and all other major positions and offices held with Allstream or any of its significant affiliates; (2) the period during which each person has served as a director of Allstream; (3) the year of expiry of the term of office of each person or the year of expiry of the term of office for which such person is a nominee; and (4) the number of Allstream Class A Shares and Allstream Class B Limited Voting Shares beneficially owned by each person or over which each person exercises control or direction.

			Securities of Allstream and Subsidiaries of Allstream Owned or Over Which Control or Direction is Exercised
		Year of Expiry of Office
Name, Principal Occupation and Position with Allstream	Director Since		Allstream Class A Shares	Allstream Class B Limited Voting Shares	Deferred Share Units
Purdy Crawford(2)(3)(4) Chairman of the Board of Directors of Allstream and Counsel, Osler, Hoskin & Harcourt LLP	April 1, 2003	2004	10,000	0	2,560
John T. McLennan(5) Vice Chairman of the Board of Directors and Chief Executive Officer, Allstream	April 1, 2003	2004	10,000	0	0
Gerald E. Beasley(1)(5) Corporate Director	April 1, 2003	2004	876	0	0
William A. Etherington(1)(3)(4) Chairman of the Board Canadian Imperial Bank of Commerce	April 1, 2003	2004	698	10,000	0
Deryk I. King(2)(3)(4)(6) President and CEO, Centrica North America	April 1, 2003	2004	0	0	1,003
Ian D. Mansfield(1)(2)(3)(4) CEO/Commissioner, Canadian Professional Golf Tour	April 1, 2003	2004	1,000	0	576

Ian M. McKinnon(2)(3)(5) President & CEO, Certicom	April 1, 2003	2004	979	0	0
Jane Mowat(1)(5) Corporate Director	April 1, 2003	2004	280	0	272
Daniel F. Sullivan(2)(4)(6) Deputy Chairman and Director, Scotia Capital Inc.	April 1, 2003	2004	997	0	0

(1)
Member of the Audit Committee (Chairman — Jane Mowat)

(2)
Member of the Human Resources and Compensation Committee (Chairman — Ian McKinnon)

(3)
Member of the Corporate Governance and Nominating Committee (Chairman — William A. Etherington)

(4)
Nominee of Allstream Class A Shareholders

(5)
Nominee of Allstream Class B Limited Voting Shareholders

(6)
Mr. Sullivan was a member of the Audit Committee until February 25, 2004. Following the election of Directors at the Meeting, Mr. Sullivan is expected to become a member of the Governance Committee and Mr. King is expected to leave the Governance Committee and is expected to become a member of the Audit Committee

        On April 1, 2003, the Predecessor implemented the CCAA Plan and emerged from protection under the CCAA. Pursuant to the CCAA Plan, New AT&T Canada was incorporated under the CBCA and, pursuant to articles of reorganization dated April 1, 2003, became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. As a result, all nine of the Directors of Allstream have only served as directors of Allstream since April 1, 2003, the implementation date of the CCAA Plan. Of the nine directors, Purdy Crawford and John McLennan served as directors of the Predecessor.

        A brief biography of each director is set out below.

        Purdy Crawford.    Mr. Crawford is Non-Executive Chairman of Allstream and Counsel to the law firm of Osler, Hoskin & Harcourt LLP. Mr. Crawford was Chairman of the Board of the Predecessor since January, 1999. He was the Non-Executive Chairman of Imasco Limited, CT Financial Services Inc., and Canada Trustco Mortgage Company until February 2000. Mr. Crawford joined Imasco Limited in 1985 as President & Chief Operating Officer; in 1986 he became Chief Executive Officer and in 1987 he became Chairman, President & Chief Executive Officer. Mr. Crawford retired as Chief Executive Officer in 1995 but continued as Non-Executive Chairman until February 2000. Prior to joining Imasco, Mr. Crawford was a senior partner with Osler, Hoskin & Harcourt, practising primarily in the corporate/commercial area. Mr. Crawford sits on the Boards of Canadian National, Clearwater Seafoods Income Fund, Maple Leaf Foods, Emera Inc., Seamark Asset Management and Foot Locker Inc., both in Canada and the United States. He is Chancellor Emeritus of Mount Allison University.

        John T. McLennan.    Mr. McLennan joined the Predecessor, as Vice Chairman and Chief Executive Officer in May 2000. Mr. McLennan was appointed to the Board of Directors of the Predecessor in May, 2002. Prior to his appointment to his current position, Mr. McLennan was President and founder of his own firm, Jenmark Consulting Inc., specializing in strategy, finance, and management of technology companies in Canada and the U.S., with a primary focus on telecommunications. From 1994 to 1997, Mr. McLennan was President and Chief Executive Officer of Bell Canada and President of Bell Ontario from 1993 to 1994. Mr. McLennan is also a member of the Board of Directors of Hummingbird Communications, Platform Computing Inc., Amdocs Limited, Medisys Health Group and Canada Health Infoway. Mr. McLennan is Chancellor of the University College of Cape Breton.

        Gerald Beasley.    Mr. Beasley is a Corporate Director. He retired in January 2000 from the Canadian Imperial Bank of Commerce as Senior Executive Vice President, Risk Management, a position he had held since 1994. Mr. Beasley joined the Canadian Imperial Bank of Commerce in 1968 and served in various senior positions in Canada and the United States. Mr. Beasley is the Chairman of Trillium Health Centre Foundation as well as a Director of Enersource Corporation. He has previously served on the Boards of Newcourt Credit Corporation, Edulinx Canada Corporation, and The Ontario Club.

        William A. Etherington.    Mr. Etherington is Chairman of the Canadian Imperial Bank of Commerce a position he has held since August 2003. Prior to that he was Lead Director of the Canadian Imperial Bank of Commerce since March 2000, having been on the Board since 1994. He retired in October 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. He is a Director of Celestica Inc., Dofasco Inc. and MDS Inc. He is also a member of the University of Western Ontario, Campaign Western.

        Deryk I. King.    Mr. King is President and Chief Executive Officer of Centrica North America ("Centrica"), a position he has held since December 2000. Prior to joining Centrica, he was Group Managing Director of PowerGen plc ("PowerGen") in the United Kingdom. Mr. King joined PowerGen in 1996 after holding a number of international sales and marketing positions with Air Products Ltd. and Imperial Chemical Industries Ltd. ("ICI"), including three years spent working in Japan. He was appointed Managing Director of ICI's global polyester business in 1992. Mr. King is a Director of the Consumers' Waterheater Income Trust.

        Ian D. Mansfield.    Mr. Mansfield is the CEO/Commissioner of the Canadian Professional Golf Tour, a position he has held since January 31, 2002. Prior to this appointment, he was President and Founder of his own firm, Ocean Bluff Consulting Inc. On September 30, 2000, Mr. Mansfield retired from TELUS Corp. as Executive Vice President and President of TELUS Communications after a thirty-year career. Mr. Mansfield currently serves on the Board of Directors of Coquitlam Express Hockey Ltd. and the Canadian Professional Golf Tour. He also serves on the Orca Bay Advisory Council associated with the Vancouver Canucks.

        Ian M. McKinnon.    Mr. McKinnon is President and Chief Executive Officer of Certicom, a position he has held since March of 2002. Mr. McKinnon spent 14 years in various sales and senior management roles with Digital Equipment Corporation in both Canada and Singapore from 1981 to 1994. Prior to joining Certicom, he was CEO of a number of privately held software companies, and prior thereto he was President and CEO since 1995 with Promis Systems Corporation. He is a member of the Certicom Board of Directors.

        Jane Mowat.    Ms. Mowat is a Business Consultant and Corporate Director. Prior thereto she was the Executive Vice President and Chief Financial Officer of Centrinity, Inc. ("Centrinity") from July 2001 to November 2002. She also served as a Director and in the Office of the Chief Executive at Centrinity. From September 2000 to June 2001, Ms. Mowat was a business consultant focusing on implementing shareholder value creation strategies. Previously, Ms. Mowat was the General Manager of IBM Global Financing, a division of IBM Corporation responsible for the Americas. Prior to that, Ms. Mowat was a Director and Chief Financial Officer of ISM Information System Management Corporation from 1993 to 1995.

        Daniel F. Sullivan.    Mr. Sullivan is Deputy Chairman of Scotia Capital, a position he has held since October 1990. Since joining Scotia Capital in 1968, Mr. Sullivan has served in several senior positions, including Head of Corporate Finance and Executive Vice President. Mr. Sullivan is a member of the Board of Directors of Camco Inc. and Allied Properties Real Estate Investment Trust and also served as a Director of Cadillac Fairview Corporation, Monarch Development Corporation and Schneider Corporation. He has also served as Chairman of The Toronto Stock Exchange, the Investment Dealers Association of Canada and the Board of Governors of St. Michael's Hospital.

Directors' Attendance

        The following table sets out the attendance record of each director in respect of Board and committee meetings in 2003:

2003 Attendance at Board & Committee Meetings of Allstream
Director	Board (12 meetings)	Human Resources & Compensation Committee (6 meetings)	Corporate Governance & Nominating Committee (3 meetings)	Audit Committee (6 meetings)
Purdy Crawford	12	6	3	n/a
John McLennan	12	n/a	n/a	n/a
Gerald E. Beasley	12	n/a	n/a	6
William A. Etherington	11	n/a	3	5
Deryk I. King	10	6	2	n/a
Ian D. Mansfield	11	6	3	6
Ian M. McKinnon	12	6	2	n/a
Jane Mowat	12	n/a	n/a	6
Daniel F. Sullivan	12	5	n/a	6

Compensation of Directors

        The Annual Retainer of the Chairman of the Board is $150,000 and for each director is $35,000. Mr. McLennan, the CEO of Allstream, does not receive any retainer or meeting fees related to his membership on the Board. The Chair of the Audit Committee receives an additional retainer of $6,000 and each of the Chairs of the HRCC and the Governance Committee receives an additional annual retainer of $3,000. Each member of each Committee, including the Committee Chairs, receives an additional annual retainer of $2,000. Directors are required to own three times their basic director retainer, including the Chairman of the Board retainer, Committee Chair retainer and Committee member retainer in Allstream Shares. The requirement can be met over five years and DSUs, purchased with the above amounts count towards the requirement. The directors may elect to be paid, in whole or in part, in Allstream Class A Shares or DSU's in lieu of cash.

        Each director receives an on site or telephone meeting fee of $1,500 for each Board or Committee meeting. Effective February 2004, if a director is required to travel to a Board or Committee meeting from outside the Toronto, Montreal and Ottawa areas then the director will receive an additional fee of $1,500 per trip, prior to February, 2004 the director received double the meeting fee. In 2003, $618,750 in fees were paid or payable by Allstream to directors who were not officers of Allstream as follows:

Name of Director	Total Fee Paid(1)	% Received in Cash	% Received in Shares	% Received in DSU's	Number of Allstream Class A Shares	Number of Allstream Class B Limited Voting Shares	Deferred Share Units
Purdy Crawford	$194,250	0%	0%	100%	10,000	0	2,560
John McLennan	Nil	Nil	Nil	Nil	10,000	0	0
Gerald E. Beasley	$54,750	0%	100%	0%	657	0	0
William A. Etherington	$60,000	0%	100%	0%	462	10,000	0
Deryk I. King	$59,250	0%	0%	100%	0	0	1,003
Ian D. Mansfield(2)	$101,250	50%	0%	50%	1,000	0	576
Ian M. McKinnon	$66,000	0%	100%	0%	764	0	0
Jane Mowat	$59,250	45%	27%	28%	226	0	272
Daniel F. Sullivan	$66,750	0%	100%	0%	776	0	0

1.
The fees have been paid since April 1, 2003, except to Mr. Crawford (as described below), the date Allstream completed its reorganization under the CCAA and the above directors assumed office. Mr. Crawford was a director of the Predecessor from January 1, 2003 to April 11, 2003 and the fees paid to Mr. Crawford include fees paid by the Predecessor.

2.
The fees paid to Mr. Mansfield reflect the fact that Mr. Mansfield is on the Audit, Human Resources and Compensation and Governance Committees. It also reflects the increased meeting fees paid to him as a result of his travelling to meetings from outside the Toronto, Montreal and Ottawa areas.

        The board of directors of the Predecessor (now a subsidiary of Allstream) received aggregate payments of $89,000 (including $42,750 for Mr. Crawford) for the service from January 1, 2003 to March 31, 2003.

        In the event of both a Change of Control of Allstream after April 1, 2004 and a termination of the director's services related to such Change of Control within one year after such Change of Control then each director, including the Chairman, will receive the full amount of any Annual Retainer payable to that director in that year. In this context "Change of Control" means any of: (i) an accepted offer from a bona fide arm's length third party for the acquisition of at least 51% of the then issued and outstanding voting shares of Allstream; or (ii) approval by the shareholders of Allstream of the liquidation, dissolution or winding-up of Allstream; or (iii) any other event that a simple majority of the Board shall determine constitutes a Change of Control.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The TSX has adopted a series of guidelines (the "Guidelines") for effective corporate governance pursuant to which listed companies are required to include in their proxy materials or annual report a discussion of their systems of corporate governance with reference to the Guidelines. Allstream and the Board recognize the importance of corporate governance to the effective management of Allstream and to its shareholders and other stakeholders, and are committed to a system of corporate governance, which supports the effective management of the business and affairs of Allstream and enhances shareholder value. Set out in Schedule A to this Circular is a description of Allstream's approach to corporate governance with specific reference to each of the TSX Guidelines. Allstream also complies with all applicable Nasdaq corporate governance rules and has not sought any exemptions therefrom.

BOARD SUPER-MAJORITY REQUIREMENTS

        Until the earlier of such time as the holders of the Allstream Class B Limited Voting Shares are entitled to nominate fewer than four directors or December 31, 2004, the articles of incorporation of Allstream require the approval of not less than seven of the directors (including at least four directors elected or appointed by the holders of the Allstream Class A Shares) for the following matters: (1) any material change to the scope or nature of the business or operations; (2) aggregate annual capital expenditures in excess of $195 million; (3) the incurring of funded debt in excess of $100 million; (4) any material change to the terms of any material agreements; (5) any consolidation or merger, the sale or transfer of all or a substantial portion of assets; (6) any sale, lease or transfer of assets with a value in excess of $20 million; (7) the declaration or payment of any dividends or any other distributions or the redemption or repurchase of any securities, except in connection with the conversion of Allstream Class A Shares into Allstream Class B Limited Voting Voting Shares or Allstream Class B Limited Voting Shares into Allstream Class A Shares; (8) except in certain permitted circumstances, the sale of any Allstream Class A Shares or Allstream Class B Limited Voting Shares including any issue of or agreement to issue options, rights, conversion or exchange privileges to acquire Allstream Class A Shares or Allstream Class B Limited Voting Shares; (9) the entering into of any transactions with any current shareholder, director or officer or employee other than transactions in the ordinary course of business; (10) any amendment to the articles or by-laws of Allstream; (11) the adoption or amendment of any employee benefit plan; (12) Any amendment to the shareholder declarations in respect of Allstream and certain of its subsidiaries; (13) any delegation of material Board authority to a committee; (14) any material investment (in excess of $20 million) in any other company, partnership, association or other form of joint venture; (15) the guarantee of any liabilities of a third party, other than indemnification of directors and officers; and (16) any material transaction outside the normal and ordinary course of business.

APPOINTMENT AND REMUNERATION OF AUDITORS

        Management is nominating KPMG LLP, Suite 200, 4100 Yonge Street, Toronto, Ontario, M2P 2H3, the present auditors of Allstream, as the auditors of Allstream to hold office until the close of the next annual meeting of shareholders. KPMG LLP was first appointed as the auditors of Allstream on April 1, 2003. KPMG LLP was the auditor of the Predecessor, since June 1, 1999.

        The persons named in the form(s) of proxy for holders of class a shares intend to vote in favour of the appointment of KPMG LLP as auditors of Allstream, authorizing the directors to fix the remuneration of the auditors, unless a shareholder signing a form of proxy specifies that the securities represented by the form of proxy are to be withheld from voting in respect of the appointment of auditors.

GENERAL PROXY INFORMATION

General

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Allstream to be used at the Meeting to be held on Wednesday, May 12, 2004, at 11:00 a.m. (Toronto time) at the Canadian Broadcasting Centre, 250 Front Street West, Glenn Gould Studio, Toronto, Ontario, Canada, and at any and all adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting.

Record Date and Proxy Information

        To be used at the Meeting, a proxy must be deposited with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Canada, M5A 4K9 or faxed to CIBC Mellon Trust Company (fax number 416-368-2502), at any time prior to 5:00 p.m. (Toronto time) on May 10, 2004 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, and holidays in Toronto, Canada) preceding the date to which the Meeting is adjourned or postponed or, in either case, in person with the Chair or the scrutineers of the Meeting at any time prior to the commencement of the Meeting (as scheduled or adjourned or postponed). Failure to so deposit a proxy may result in its invalidation. The time limit for depositing proxies prior to the Meeting may be waived by the Board in its discretion without notice.

        In order to be effective, a form of proxy must be executed by an Allstream Registered Shareholder or the attorney thereof duly authorized in writing or, if the Allstream Registered Shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney. Where a proxy has been executed by an officer or attorney, it must be accompanied by evidence of the officer's or attorney's authority.

        Only Allstream Registered Shareholders as at the close of business on April 2, 2004 will be entitled to vote, in person or by proxy, at the Meeting.

        The only persons entitled to attend the Meeting are Allstream Registered Shareholders, their proxyholders, officers and directors of Allstream and MTS, the Chair of the Meeting and the professional, legal and financial advisors of Allstream, MTS and the Chair of the Meeting. The Chair of the Meeting shall have the discretion to admit any other persons to the Meeting. Beneficial owners of Allstream Shares registered in the name of a broker, custodian, nominee or other Intermediary should contact such Intermediary for instructions on how to vote.

Non-Registered Holders

        In many cases, Allstream Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares such as, among others, banks, trust companies, securities dealers, brokers, and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds and registered education savings plans and similar plans, or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, Allstream has distributed copies of this Circular and related documentation to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries should forward such materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Independent Investor Communications Corporation) to forward such materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive such materials will either:

  (a)
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company as described above; or

  (b)
  more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by, among other things, telephone).

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Allstream Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of the voting instruction form, follow the corresponding instruction on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Voting Rights

  General

        The articles of incorporation of Allstream provide that only the holders of the Allstream Class A Shares are entitled to vote on matters at any meeting of Allstream Shareholders, including the right to elect five of nine directors to the Board, subject to increase as described below. The holders of the Allstream Class B Limited Voting Shares are generally not entitled to vote at meetings of Allstream Shareholders, except insofar as they are entitled to elect four directors to the Board, as specified in Allstream's articles of incorporation, or as they may otherwise be entitled to vote under statute or pursuant to the requirements of any applicable regulatory authority. The number of directors elected by the holders of Allstream Class B Limited Voting Shares will be reduced according to the percentage of total equity of Allstream held by such holders, commencing at such time as they cease to hold at least 50% of Allstream's equity. Holders of Allstream Class B Limited Voting Shares are, however, entitled to receive notice of and to attend meetings of Allstream Shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. The by-laws of Allstream provide that the quorum for the transaction of business at any meeting of shareholders shall be two persons present in person or by proxy holding at least 33 1/3% of the shares entitled to vote at the meeting.

  Allstream Arrangement Resolution and Rights Plan Resolution

        At the Meeting, Allstream Shareholders will be asked to vote to approve the Allstream Arrangement Resolution. The approval of the Allstream Arrangement Resolution will require the affirmative vote of at least 66 2/3% of the votes cast by holders of Allstream Shares present in person or by proxy at the Meeting. Pursuant to the Interim Order, it was established that holders of Allstream Class A Shares and holders of Allstream Class B Limited Voting Shares will vote together as a single class on the Allstream Arrangement Resolution. In addition, to ensure that the Allstream Rights Plan is not triggered by the Arrangement, the Interim Order establishes that the Allstream Rights Plan must be approved by at least a majority of the votes cast by holders of Allstream Class A Shares and holders of Allstream Class B Limited Voting Shares (other than Allstream Shareholders that are not Independent Shareholders) present in person or by proxy at the Meeting, voting together as a single class. In addition, pursuant to the Plan of Arrangement, all rights under the Rights Plan will terminate and expire immediately prior to the Effective Time. Both resolutions must be passed by the requisite majorities in order for Allstream to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order.

        As of April 7, 2004, there were 640,881 Allstream Class A Shares and 19,184,198 Allstream Class B Limited Voting Shares outstanding. With respect to each matter properly before the Meeting, Allstream Shareholders will be entitled to one vote for each Allstream Share registered in the name of such Allstream Shareholder.

        See "Other Terms of the Arrangement Agreement — Conditions to the Arrangement Becoming Effective — Shareholder Approvals".

Appointment of Proxyholders

        Allstream Registered Shareholders who are unable to be present at the Meeting may still vote through the use of a proxy. If you are an Allstream Registered Shareholder and are unable to attend the Meeting, you should complete and execute the enclosed form of proxy and deliver it or return it by mail or fax so that it is received by

CIBC Mellon Trust Company by the stated deadline or deposited with the Chair or the scrutineers of the Meeting (as scheduled or as adjourned or postponed) prior to the commencement thereof. By completing, executing and returning the enclosed form of proxy by the deadline, you can participate in the Meeting through the person or persons named on the form of proxy. The persons named on the enclosed form of proxy will vote "FOR" or "AGAINST" the Allstream Arrangement Resolution and the Rights Plan Resolution and "FOR" or "WITHHOLD" with respect to the election of directors or the re-appointment of auditors, as applicable, for such number of Allstream Shares with respect to which such persons are appointed proxy on the ballot to be cast with respect to such matters in accordance with the instructions of the Allstream Registered Shareholders appointing them. If you do not indicate your voting instructions and the form of proxy is executed in favour of the management appointees named on the form of proxy and deposited as provided in the Notice of Meeting, your voting rights will be voted in favour of the Allstream Arrangement Resolution, the Rights Plan Resolution, the election of directors or the re-appointment of auditors, as applicable.

        The persons named in the enclosed form of proxy are directors or officers of Allstream. Allstream Registered Shareholders have the right to appoint a person other than the management appointees designated on the enclosed form of proxy by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, delivering it or returning it by mail or fax so that it is received by CIBC Mellon Trust Company by the stated deadline or submitting it to the Chair or the scrutineers of the Meeting (as scheduled or as adjourned or postponed) prior to the commencement thereof. A person named as a proxy in the form of proxy need not be an Allstream Shareholder.

Discretionary Authority of Proxies

        The enclosed form of proxy confers discretionary authority upon the management appointees or such other person(s) as may be named therein with respect to amendments to or variations of matters identified in the accompanying Notice of Meeting and with respect to other matters that may properly come before the Meeting or any adjournment or postponement thereof. This discretionary authority would include authority to vote in favour of any amended Transaction proposed by MTS and recommended by the Board. At the date of this Circular, management of Allstream knows of no such amendments, variations or other matters to come before the Meeting. If, however, variations, amendments or other matters which are not now known to management of Allstream should properly come before the Meeting, the Allstream Shares represented by proxies given to management nominees will be voted on such matters in the discretion of such nominees, absent contrary instructions.

Revocation of Proxies

        An Allstream Registered Shareholder who has deposited or given a proxy may revoke it at any time before it is exercised. In addition to revocation in any manner permitted by law or by attending the Meeting or any adjournment or postponement thereof and registering with the scrutineers as an Allstream Registered Shareholder present in person, an Allstream Registered Shareholder may revoke a proxy by signing a form of proxy bearing a later date and depositing it as provided under "Record Date and Proxy Information" or by depositing an instrument in writing executed by such person or such person's attorney authorized in writing (a "Notice of Revocation") and either delivering the Notice of Revocation: (i) to the registered office of Allstream, located at 200 Wellington Street West, Toronto, Canada, M5V 3G2, Attention: Corporate Secretary up to and including the last business day preceding the date of the Meeting (as scheduled or as adjourned or postponed) at which the proxy is to be used or, (ii) to the Chair or scrutineers of the Meeting prior to the commencement of the Meeting (as scheduled or as adjourned or postponed).

LEGAL MATTERS

        Certain legal matters in connection with the Transaction will be passed upon by Borden Ladner Gervais LLP on behalf of Allstream and by Torys LLP on behalf of MTS. As at the date of this Circular, partners and associates of Borden Ladner Gervais LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of MTS, Allstream and their respective associates and affiliates. As at the date of this Circular, partners and associates of Torys LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of MTS, Allstream and their respective associates and affiliates.

APPROVAL OF ALLSTREAM

        The contents and mailing to Allstream Shareholders of this Circular have been approved by the Board.

Toronto, Ontario	(Signed) SCOTT L. EWART
April 8, 2004	Secretary

GLOSSARY OF TERMS

        The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

"1933 Act" means the United States Securities Act of 1933, as amended;

"Affected Creditor" has the meaning ascribed to it under the heading "Information Concerning Allstream — Recent Developments";

"Affiliate" has the meaning ascribed to it in the CBCA;

"Allstream" means Allstream Inc., a company existing under the laws of Canada, whose predecessor company was New AT&T Canada Inc., together with, unless the context implies otherwise, all of its Subsidiaries and Affiliates;

"Allstream Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting;

"Allstream Class A Shares" means the Class A voting shares in the capital of Allstream;

"Allstream Class B Limited Voting Shares" means the Class B limited voting shares in the capital of Allstream;

"Allstream Deferred Share Unit Plans" means Allstream's Senior Executives' Deferred Share Unit Plan dated July 11, 2003, including any amendments thereto, and the Allstream Directors' Compensation Plan dated April, 2003, including any amendments thereto;

"Allstream Management Incentive Plan" means Allstream's Management Incentive Plan dated April 1, 2003, which permits grants of restricted share units, stock appreciation rights, stock options and other share-based awards to management and employees of Allstream;

"Allstream Registered Shareholder" means a registered holder of Allstream Shares;

"Allstream Rights Plan" means the Shareholder Rights Plan Agreement dated as of April 1, 2003 between Allstream and CIBC Mellon Trust Company, as it may be amended from time to time;

"Allstream Shareholder Approval" means the approval of Allstream Shareholders of the Allstream Arrangement Resolution and the Rights Plan Resolution at the Meeting in accordance with the Interim Order;

"Allstream Shareholders" means the holders of Allstream Class A Shares and Allstream Class B Limited Voting Shares;

"Allstream Shares" mean the Allstream Class A Shares and Allstream Class B Limited Voting Shares;

"ARC" means an advance ruling certificate issued by the Commissioner;

"Arrangement" means the proposed arrangement under the provisions of section 192 of the CBCA as set out in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated March 18, 2004 between Allstream and MTS, and any amendment thereto made in accordance with such agreement;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made in order for the Arrangement to become effective;

"Associate" has the meaning ascribed to it in the CBCA;

"BDUs" means broadcast distributing undertakings;

"BNS" means the Bank of Nova Scotia;

"Board" means the board of directors of Allstream;

"Business Day" means a day, that is not a Saturday, Sunday or civic or statutory holiday, in Ontario or Manitoba;

"CBCA" means the Canada Business Corporations Act, as amended;

"CCAA" means the Companies' Creditors Arrangement Act (Canada) as amended;

"CCAA Plan" means the consolidated plan of arrangement and reorganization of, among others, the Predecessor, dated January 20, 2003;

"CDS" means The Canadian Depository for Securities Limited;

"Certificate of Arrangement" means a certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

"Circular" means this notice of the Meeting and accompanying management proxy circular of Allstream, including all schedules, appendices and exhibits and all documents incorporated by reference herein;

"CIBC World Markets" means CIBC World Markets Inc.;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Competition Act" means the Competition Act (Canada), as amended;

"Court" means the Superior Court of Justice (Commercial List);

"CRA" means the Canada Revenue Agency;

"Crown Corporation" means a corporation that is wholly-owned by Her Majesty in right of Canada or a wholly-owned subsidiary thereof;

"CRTC" means the Canadian Radio-television and Telecommunications Commission;

"Demand for Payment" has the meaning ascribed to it under "Dissenting Shareholders' Rights";

"Deposit Date" has the meaning ascribed to it under the heading "Procedure for Exchange of Share Certificates by Allstream Shareholders and Distribution of MTS Common Share Certificates or MTS Class B Non-Voting Share Certificates";

"Deposit Deadline" means 5:00 p.m. (Toronto time) at the place of deposit on the Deposit Date;

"Depositary" means CIBC Mellon Trust Company;

"Director" means the director appointed pursuant to Section 260 of the CBCA;

"Dissent Notice" means the written objection of an Allstream Registered Shareholder to the Allstream Arrangement Resolution, submitted to Allstream in accordance with the Dissent Procedures;

"Dissent Procedures" means the dissent procedures, as described under the heading "Dissenting Shareholders' Rights";

"Dissent Rights" means the rights exercisable by Allstream Registered Shareholders to dissent from the Allstream Arrangement Resolution in accordance with the Dissent Procedures;

"Dissenting Shareholder" means a holder of Allstream Shares who exercises such shareholder's Dissent Rights with respect to such Allstream Shares;

"Effective Date" means the date shown in the Certificate of Arrangement issued by the Director giving effect to the Arrangement;

"Effective Time" means the first moment in time on the Effective Date;

"Elected Amount" means the amount selected by an Eligible Holder to be the proceeds of disposition of the Allstream Shares in an election made pursuant to section 85 of the ITA;

"Eligible Holder" means an Allstream Shareholder who is (i) a resident of Canada for the purposes of the ITA or (ii) a partnership all the members of which are resident in Canada for the purposes of the ITA;

"Enterprise Material Adverse Effect" means any matter, condition, development or action, change, effect, event or occurrence, that has, or would reasonably be expected to have, a material and adverse effect upon the business operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations (financial or otherwise), licenses, permits, rights or privileges of MTS and all of its Subsidiaries considered as a whole after giving effect to the Transaction, other than any change, effect, event or occurrence relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of MTS or Allstream; or (c) the telecommunications industry generally;

"Exchange Ratio" means 1.0909;

"Exclusionary Offer" means an offer to purchase MTS Common Shares that:

  (a)
  must, by reason of applicable securities legislation or the requirements of a stock exchange on which the MTS Common Shares are listed, be made to all or substantially all holders of MTS Common Shares who are in a province of Canada to which the requirement applies; and

  (b)
  is not made concurrently with an offer to purchase MTS Class B Non-Voting Shares that is identical to the offer to purchase MTS Common Shares in terms of price per share, nature of the consideration offered and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the offeror, including any associate or affiliate (within the meanings of those terms in the Securities Act) of the bidder or any person that is acting jointly or in concert with the bidder (whether or not disclosed in the offering document relating to such offer) and in all other material respects other than the right not to take up and pay for MTS Class B Non-Voting Shares tendered if no MTS Common Shares are purchased pursuant to the offer for MTS Common Shares, provided that, if an offer to purchase MTS Common Shares is an Exclusionary Offer, the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase MTS Class B Non-Voting Shares;

"FCC" means the United States Federal Communications Commission;

"FCC Approval" means the approval or the consent of the FCC to those aspects of the Transaction for which such approval is required;

"Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, official, minister, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"ILECs" means incumbent local exchange carriers;

"Inconsistent Transaction" means any merger, arrangement, amalgamation, take-over bid, recapitalization, liquidation, winding-up, sale of 20% or more of the assets on a consolidated basis (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), sale of 20% or more of the shares or rights or interests therein or thereto, or similar business combination or transactions, of or involving Allstream or any material Subsidiary of Allstream, or a proposal to do so, other than with MTS;

"Independent Shareholder" means, generally, an Allstream Shareholder, other than (a) any person who is the beneficial owner (as defined in the Allstream Rights Plan) of (i) 10% of the aggregate outstanding Allstream Class A Shares (or such higher amount as may be determined by the Board, provided such amount does not exceed 20% of the aggregate outstanding Allstream Class A Shares), or (ii) 20% of the aggregate outstanding Allstream Shares, (b) an offeror making a bid to acquire Allstream Shares, (c) any affiliate or associate (as these terms are defined in the Allstream Rights Plan) of, or any person acting jointly or in concert (within the meaning of the Allstream Rights Plan) with, any person described in (a) or (b) above, and (d) any employee benefit plan, stock purchase plan, deferred profit sharing plan, and any similar plan or trust for the benefit of employees of Allstream or a Subsidiary of Allstream, unless the beneficiairies of the plan or trust direct the manner in which the Allstream Shares are to be voted or withheld from voting or direct whether the Allstream Shares are to be tendered to a take-over bid;

"Initial Deposit Date" means May 14, 2004;

"Insider" has the meaning ascribed to it in the Securities Act;

"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as the same may be amended, a copy of which is attached hereto as Appendix E;

"Intermediary" has the meaning ascribed to it under the heading "General Proxy Information — Non-Registered Holders";

"IT" means information technology;

"ITA" means the Income Tax Act (Canada), as amended;

"Laws" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body (including the TSX, Nasdaq and other exchanges) or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the letter of transmittal to be sent by Allstream to holders of Allstream Shares for use in connection with the Arrangement;

"Material Adverse Change" means, in relation to a Person, any change in the business, operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations, cash flows, condition (financial or otherwise), licenses, permits, rights or privileges of the Person or any of its Subsidiaries which would reasonably be expected to materially and adversely affect the Person and its Subsidiaries, taken as a whole, other than any change resulting from or relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of such Person; or (c) the telecommunications industry generally;

"Material Adverse Effect" when used in relation to a Person means any matter, condition, event, development or action that has, or would reasonably be expected to have, a material and adverse effect upon the business, operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations, cash flows, condition (financial or otherwise), licenses, permits, rights or privileges of the Person or any of its Subsidiaries, considered as a whole, other than any matter, condition, event, development or action resulting from or relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of such Person in relation to such Person; or (c) the telecommunications industry generally;

"material change" has the meaning ascribed thereto in the Securities Act;

"Meeting" means the annual and special meeting of Allstream Shareholders to be held to consider, among other things, the Allstream Arrangement Resolution and the Rights Plan Resolution;

"MCA" means The Corporations Act (Manitoba);

"MTS" means Manitoba Telecom Services Inc., a company continued under the MCA;

"MTS Class A Shares" means the preference shares in the capital of MTS, that are designated as Class A Preference Shares;

"MTS Class B Non-Voting Shares" means the preference shares in the capital of MTS, that are to be designated as a single class of convertible non-voting shares called Class B Preference Share and having the rights and conditions set out in Schedule 4 to the Arrangement Agreement;

"MTS Common Shares" means the voting common shares of a single class in the capital of MTS;

"MTS Shares" means the MTS Common Shares and/or the MTS Class B Non-Voting Shares, as applicable;

"Named Executive Officers" means the Chief Executive Officer of Allstream and the next four most highly compensated executive officers of Allstream, being John McLennan, John MacDonald, David Lazzarato, Henry Yip and Mike Kologinski;

"Nasdaq" means the National Association of Securities Dealers Automated Quotation System;

"New AT&T Canada" has the meaning ascribed to it under the heading "Information Concerning Allstream — Recent Developments";

"New Shares" has the meaning ascribed to it under the heading "Information Concerning Allstream — Recent Developments";

"non-arm's length" has the meaning ascribed to it in the ITA;

"Non-Qualifying Allstream Shareholder" means an Allstream Shareholder that is not a Qualifying Allstream Shareholder;

"Non-Registered Holder" means a non-registered holder of Allstream Shares;

"Non-Resident of Canada" means:

  (a)
  an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

  (b)
  a body corporate incorporated, formed or otherwise organized elsewhere than in Canada;

  (c)
  a foreign government or its agent;

  (d)
  a body corporate that is controlled directly or indirectly by a Non-Resident of Canada described in clause (a), (b) or (c);

  (e)
  a trust in which Non-Residents of Canada described in any of clauses (a) to (d) have more than fifty percent of the beneficial interest;

  (f)
  a body corporate of which the majority of

  (i)
  the directors, or

  (ii)
  persons acting in a capacity similar to that of a corporate director;

    are Non-Residents of Canada described in clause (a); or

  (g)
  a body corporate that is controlled directly or indirectly by a trust described in clause (e);

"Notes" has the meaning ascribed to it under the heading "Information Concerning Allstream – Recent Developments";

"Notice of Application" means the notice of application to the Court under section 192 of the CBCA to be made by Allstream with respect to the Arrangement;

"Notice of Meeting" means the Notice of Annual and Special Meeting of Shareholders of Allstream dated April 8, 2004;

"Offer to Pay" means the written offer of Allstream to each Dissenting Shareholder who has sent a Demand for Payment to pay for his or her Allstream Shares in an amount considered by the Board to be the fair value of the shares, all in compliance with the Dissent Procedures.

"Options" means options to acquire Allstream Shares issued pursuant to the Allstream Management Incentive Plan;

"OSC" means the Ontario Securities Commission;

"Person" means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative;

"Plan of Arrangement" means the plan of arrangement attached as Appendix D to this Circular;

"POI" means performance opportunity incentive;

"Predecessor" means AT&T Canada Limited, which, prior to April 1, 2003, was called AT&T Canada Inc., and which is the predecessor to the business of Allstream;

"Qualifying Allstream Shareholder" means a holder of Allstream Shares that has duly completed, and deposited with the Depositary by the Deposit Deadline a Letter of Transmittal and, pursuant thereto, has declared that such Allstream Shareholder is a Resident of Canada;

"Resident of Canada" means a Person that is not a Non-Resident of Canada;

"Rights Plan Resolution" means the ordinary resolution to be considered at the Meeting to rescind the Allstream Rights Plan and all of the provisions thereof, the form of which is attached hereto as Appendix B;

"RSU" means restricted share units issued pursuant to the Allstream Management Incentive Plan;

"Scotia Capital" means Scotia Capital Inc.;

"Scotia Capital Opinion" means the opinion of Scotia Capital Inc., a complete copy of which is attached hereto as Appendix C;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (Ontario), as amended;

"Securities Regulators" means the SEC, the OSC, and the securities regulatory authorities in each of the other Provinces of Canada;

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

"Superior Proposal" means an offer or a proposal for an Inconsistent Transaction, that is made prior to receipt of Allstream Shareholder Approval, to Allstream, in writing (i) to purchase or otherwise acquire, directly or indirectly (including by means of a take-over bid, amalgamation, plan of arrangement, business combination, purchase of assets or similar transaction), 50% or more of the Allstream Shares or assets of Allstream or any of its Subsidiaries representing more than 50% of the book value of Allstream's total assets on a consolidated basis (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, (iii) that the board of directors of Allstream determines in good faith (after consultation with financial advisors and outside counsel) would, if consummated in accordance with its terms, result in a transaction (x) more favourable, from a financial point of view, to the Allstream Shareholders than the Transaction, having regard to all circumstances, and (y) having a value per Allstream Share greater than the per Allstream Share value attributable thereto pursuant to the Transaction, and (iv) that the board of directors of Allstream has determined to recommend to Allstream Shareholders;

"Taxes" means all taxes, duties, levies, imposts and charges however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, including all income or profits taxes (including federal income taxes and provincial and state income taxes), capital taxes, payroll and employee withholding taxes, employment insurance, social insurance taxes (including

Canada and Quebec Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, goods and services taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, pension assessment and other obligations of the same or of a similar nature to any of the foregoing;

"Telecommunications Act" means the Telecommunications Act (Canada), as amended;

"Termination Date" means December 31, 2004;

"Transaction" means collectively, the transactions contemplated in the Arrangement Agreement and in the Plan of Arrangement;

"Transaction Documents" means the Arrangement Agreement and the Plan of Arrangement;

"Transfer Agent" means CIBC Mellon Trust Company;

"Tribunal" means the Competition Tribunal, a special-purpose quasi-judicial tribunal;

"TSX" means the Toronto Stock Exchange; and

"TSX Approval" means the approval or consent of the TSX to those aspects of the Transaction for which such approval is required including the listing for trading on the TSX of the MTS Common Shares issuable in connection with the Arrangement and in connection with any conversion of the MTS Class B Non-Voting Shares, and the MTS Class B Non-Voting Shares.

APPENDIX A
ALLSTREAM ARRANGEMENT RESOLUTION

RESOLUTION OF THE ALLSTREAM SHAREHOLDERS

RESOLUTION:

        1.     The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Allstream Inc. (the "Corporation"), pursuant to the Arrangement Agreement (the "Arrangement Agreement") between the Corporation and Manitoba Telecom Services Inc. ("MTS"), dated as of March 18, 2004, all as more particularly described and set forth in the Management Proxy Circular (the "Circular") of the Corporation dated April 8, 2004 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended) is approved.

        2.     The plan of arrangement (the "Plan of Arrangement") involving the Corporation and implementing the Arrangement, the full text of which is set out as Appendix D to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is approved.

        3.     Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Corporation, or that the Arrangement has been approved by the Courts, the directors of the Corporation are authorized without further notice to, or approval of, the securityholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, including, without limitation, in connection with any dissent-provisions that are (x) approved by the Court in its discretion, and also (y) approved by MTS and Allstream, each acting reasonably, and (ii) not to proceed with the Arrangement.

        4.     Any officer or director of the Corporation is authorized to execute articles of arrangement and such other documents as are necessary or desirable and deliver same to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

        5.     Any officer or director of the Corporation is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

A-1

APPENDIX B
RIGHTS PLAN RESOLUTION

RESOLUTION OF THE ALLSTREAM SHAREHOLDERS

RECITAL:

        The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act involving Allstream Inc. (the "Corporation"), pursuant to the Arrangement Agreement between the Corporation and Manitoba Telecom Services Inc., dated as of March 18, 2004, all as more particularly described and set forth in the Management Proxy Circular of the Corporation dated April 8, 2004 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended) is conditional upon the rescission of the Corporation's shareholder rights plan agreement dated as of April 1, 2003 between the Corporation and CIBC Mellon Trust Company (the "Rights Plan"), and all of the provisions thereof.

RESOLUTION:

        1.     The rescission of the Rights Plan, and all of the provisions thereof, immediately prior to the Effective Time, is hereby consented to and approved.

        2.     Any officer or director of the Corporation is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

B-1

APPENDIX C SCOTIA FAIRNESS OPINION
Scotia Capital Inc. Scotia Plaza 40 King Street West Box 4085, Station "A" Toronto, Ontario Canada M5W 2X6

March 17, 2004

The Board of Directors
Allstream Inc.
200 Wellington Street West, 16th Floor
Toronto, Ontario
M5V 3G2

To the Board of Directors:

        Scotia Capital Inc. ("Scotia Capital") understands that Allstream Inc. ("Allstream") (formerly AT&T Canada Inc.) proposes to enter into an acquisition agreement (the "Agreement") with Manitoba Telecom Services Inc. ("MTS"), pursuant to which MTS will acquire all of the issued and outstanding shares of Allstream (the "Allstream Common Shares") by way of a plan of arrangement (the "Arrangement") for aggregate consideration consisting of cash and shares of MTS. Pursuant to the Agreement, Canadian resident holders of Allstream Class A Voting Shares would receive $23 in cash plus 1.0909 (the "Exchange Ratio") Common Shares of MTS ("MTS Common Shares") for each Allstream Class A Voting Share held. Holders of Allstream Class B Limited Voting Shares (and non-resident holders of Class A Voting Shares) would receive $23 in cash plus 1.0909 Class B Preference Shares of MTS (the "MTS Class B Shares") for each Allstream Class B Limited Voting Share held. Each MTS Class B Share would be convertible, at the option of the holder, into MTS Common Shares on a share for share basis, in certain circumstances. We further understand that MTS intends to announce a substantial issuer bid upon closing of the Arrangement. The terms and conditions of the Arrangement will be more fully outlined in the Agreement.

        Allstream has retained Scotia Capital, among other things, to provide financial advisory services with respect to the Arrangement and has asked Scotia Capital to prepare and deliver to Allstream an opinion as to the fairness, to the shareholders of Allstream, from a financial point of view, of the consideration to be received by them under the Arrangement (the "Opinion"). Scotia Capital has not been engaged to prepare, and has not prepared, a formal valuation of Allstream or any of its securities or assets and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances. In addition, our Opinion is not, and should not be construed as, advice as to the price at which the Allstream Common Shares, the MTS Common Shares or the MTS Class B Shares (before or after the completion of the Arrangement) may trade at any future date. Scotia Capital was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement.

Engagement of Scotia Capital

        Allstream formally engaged Scotia Capital through an agreement dated February 25, 2004 (the "Engagement Agreement"). The terms of the Engagement Agreement provide that Scotia Capital is to be paid for its services as financial advisor a fee that is contingent on the completion of the Arrangement. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Allstream in certain circumstances.

Credentials of Scotia Capital

        Scotia Capital is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

        The Opinion expressed herein is the opinion of Scotia Capital as a firm. The form and content herein have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture and fairness opinion matters.

Role of Scotia Capital

        Scotia Capital is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Allstream or any of its associates or affiliates. Scotia Capital has in the past (including in the last 24 months) provided financial advisory services and participated in financings involving Allstream and its predecessors, associates or affiliates in addition to the services provided under the Engagement Agreement.

        Daniel F. Sullivan, a director of Allstream, serves as a Deputy Chairman of Scotia Capital Inc.

        The Bank of Nova Scotia ("BNS"), the parent company of Scotia Capital, was formerly a lender to AT&T Canada Inc. and provided ordinary course banking services, including acting as counterparty on interest rate and currency hedging transactions from time to time to AT&T Canada Inc. and its associates or affiliates.

        Scotia Capital is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of MTS or any of its associates or affiliates. BNS provides, in the ordinary course of business, certain credit facilities to MTS or its associates or affiliates.

        Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and BNS, may have had and may have positions in the securities of Allstream, MTS or any of their associates and affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Allstream, MTS and the Arrangement.

Scope of Review

        In preparing the Opinion, Scotia Capital has reviewed and relied upon, among other things:

  (a)
  recent drafts of the Agreement and related documents;

  (b)
  the Confidential Management Presentation provided by Allstream to MTS dated February 25, 2004;

  (c)
  the Confidential Management Presentation provided by MTS to Allstream dated February 25, 2004;

  (d)
  the Management Information Circular of AT&T Canada Inc. dated January 20, 2003, with respect to a proposed consolidated plan of arrangement and reorganization under the Companies' Creditors Arrangement Act (Canada) and the Canada Business Corporations Act;

  (e)
  the Annual Information Form of AT&T Canada Inc. dated May 6, 2003;

  (f)
  the unaudited financial report of Allstream for the fiscal year ended December 31, 2003;

  (g)
  the unaudited financial report of MTS for the fiscal year ended December 31, 2003;

  (h)
  forward looking financial information with respect to Allstream provided by Allstream;

  (i)
  forward looking financial information with respect to MTS provided by MTS;

  (j)
  discussions with senior management of Allstream and its affiliates;

  (k)
  discussions with senior management of MTS and its affiliates;

  (l)
  certain investment industry research reports on Allstream and MTS;

  (m)
  public information relating to the business, operations, financial performance and stock trading history of Allstream, MTS and their respective associates and affiliates and other selected public companies considered by us to be relevant;

  (n)
  public information with respect to other transactions of a comparable nature considered by us to be relevant;

  (o)
  representations contained in certificates addressed to Scotia Capital, as of the date hereof, from senior officers of Allstream as to the completeness, accuracy and fair presentation of information with respect to Allstream and its associates and affiliates upon which the Opinion is based; and

  (p)
  such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

        Scotia Capital has not, to the best of its knowledge, been denied access by Allstream to any information requested by Scotia Capital.

Assumptions and Limitations

        The Opinion is subject to the assumptions, explanations and limitations set forth below.

        Scotia Capital has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, Allstream, MTS and their associates and affiliates and advisors or otherwise (collectively, the "Information") and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Scotia Capital has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial forecasts and budgets provided to Scotia Capital and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Allstream and MTS, as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

        Senior management of Allstream have represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) the Information (as defined above) provided orally by, or in the presence of, a representative of Allstream or in writing by Allstream or any of its associates or affiliates or their respective agents to Scotia Capital relating to Allstream or any of its associates or affiliates for the purpose of preparing this Opinion was, at the date that the Information was provided to Scotia Capital, and continues to be, except as has been disclosed in writing to Scotia Capital, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of Allstream or any of its associates or affiliates, and did not, and does not, omit to state a fact in respect of Allstream or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and that (ii) since the dates on which the Information was provided Scotia Capital, except as disclosed in writing to Scotia Capital, or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Allstream or any of its associates or affiliates and no material change has occurred in the Information or any part thereof relating to Allstream or any of its associates or affiliates which would have, or which would reasonably be expected to have a material effect on the Opinion.

        The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Allstream, MTS and their respective associates and affiliates, as they were reflected in the Information and as they were represented to Scotia Capital in discussions with management of Allstream and MTS. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement. In assessing the value of the consideration to be received by shareholders of Allstream, Scotia Capital has assessed the value of the MTS Common Shares and MTS Class B Shares to be received by them on a fully distributed basis.

        For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that Allstream will be entitled to fully enforce its rights under the Agreement and receive the benefits therefrom. Scotia Capital has also assumed that the final form of the Agreement will be substantially the same as the last draft reviewed by Scotia Capital. Finally, Scotia Capital has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any meaningful adverse effect on Allstream or the contemplated benefits of the Arrangement.

        The Opinion has been provided for the use of the Board in connection with the Arrangement and may not be used or relied upon by any other person or for any other purpose and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Scotia Capital. The Opinion is given as of the date hereof and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

        The Opinion is not to be construed as a recommendation to any shareholder of Allstream as to whether to tender their shares in favour of the Arrangement.

Conclusion

        Based upon and subject to the foregoing and such other matters as we consider relevant, Scotia Capital is of the opinion that, as of the date hereof, the consideration offered under the Arrangement is fair, from a financial point of view, to the shareholders of Allstream.

Yours very truly,

(Signed) SCOTIA CAPITAL INC.

APPENDIX D

PLAN OF ARRANGEMENT

Under Section 192 of the Canada Business Corporations Act
concerning
 MANITOBA TELECOM SERVICES INC.
–and–
 ALLSTREAM INC.

ARTICLE 1

INTERPRETATION

1.1   Definitions

        Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the meanings set out below:

  1.1.1    "Affiliate" has the meaning ascribed to it in the CBCA;

  1.1.2    "Allstream" means Allstream Inc., a company existing under the laws of Canada, whose predecessor company was AT&T Canada Inc., together with, unless the context implies otherwise, all of its Subsidiaries and Affiliates;

  1.1.10    "Allstream Arrangement Resolution" means the special resolution approving the Plan of Arrangement, to be considered at the Allstream Meeting;

  1.1.3    "Allstream Management Incentive Plan" means Allstream's Management Incentive Plan dated April 1, 2003 permitting grants of restricted share units, stock appreciation rights, stock options and other share-based awards to management and employees of Allstream;

  1.1.4    "Allstream Meeting" means the annual and special meeting of Allstream Shareholders to be held to consider and, if deemed advisable, to approve, among other things, the Allstream Arrangement Resolution;

  1.1.5    "Allstream Rights Plan" means the Shareholder Rights Plan Agreement dated as of April 1, 2003 between Allstream and CIBC Mellon Trust Company, as it may be amended from time to time;

  1.1.6    "Allstream Shareholders" means the holders of Class A Shares and Class B Limited Voting Shares;

  1.1.7    "Allstream Shares" means the Class A Shares and/or Class B Limited Voting Shares, as applicable;

  1.1.8    "Arrangement" means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with Article 8 of the Arrangement Agreement or made at the direction of the Court in accordance with the Final Order;

  1.1.9    "Arrangement Agreement" means the arrangement agreement dated as of March 18, 2004, between MTS and Allstream, as the same may be amended in accordance with Article 8 thereof;

  1.1.11    "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, in order for the Arrangement to become effective;

  1.1.12    "Business Day" means a day that is not a Saturday, Sunday or civic or statutory holiday in Ontario or Manitoba;

  1.1.13    "CBCA" means the Canada Business Corporations Act;

  1.1.14    "CCAA Plan" means the consolidated plan of arrangement and reorganization of, among others, AT&T Canada Inc., dated January 20, 2003;

  1.1.15    "Certificate of Arrangement" means a certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

  1.1.16    "Circular" has the meaning ascribed to it in the Arrangement Agreement;

  1.1.17    "Class A Shares" means the Class A Voting Shares in the capital of Allstream;

  1.1.18    "Class B Shares" means the Class B Limited Voting Shares in the capital of Allstream;

  1.1.19    "Court" means the Ontario Superior Court of Justice (Commercial List);

  1.1.20    "Deposit Date" has the meaning ascribed thereto in section 3.2(a);

  1.1.21    "Deposit Deadline" means 5:00 p.m. (local time) at the place of deposit on the Deposit Date;

  1.1.22    "Depositary" means CIBC Mellon Trust Company or such other depositary as the parties may mutually agree;

  1.1.23    "Director" means the Director appointed under section 260 of the CBCA;

  1.1.24    "Dissent Rights" has the meaning ascribed thereto in section 5.1;

  1.1.25    "Dissenting Holders" means Registered Holders who have duly exercised, and who do not, prior to the Effective Date, withdraw or otherwise relinquish, the right to dissent available to such Registered Holders in respect of the Allstream Arrangement Resolution pursuant to section 5.1;

  1.1.26    "Effective Date" means the date shown on the Certificate of Arrangement issued by the Director giving effect to the Arrangement;

  1.1.27    "Effective Time" means the first moment in time on the Effective Date;

  1.1.28    "Eligible Holder" means an Allstream Shareholder who is (i) a resident of Canada for the purposes of the ITA or (ii) a partnership all the members of which are resident in Canada for the purposes of the ITA;

  1.1.29    "Exchange Ratio" means 1.0909;

  1.1.30    "Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

  1.1.31    "Governmental Entity" means any:

  (a)
  multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, official, minister, bureau or agency, domestic or foreign;

  (b)
  subdivision, agent, commission, board or authority of any of the foregoing; or

  (c)
  quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

  1.1.32    "Initial Deposit Date" has the meaning ascribed thereto in section 3.2(a);

  1.1.33    "Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Allstream Meeting, as the same may be amended;

  1.1.34    "ITA" means the Income Tax Act (Canada), as amended;

  1.1.35    "Letter of Transmittal" means the letter of transmittal to be sent to Allstream Shareholders for use in connection with the Arrangement;

  1.1.36    "MCA" means The Corporations Act (Manitoba);

  1.1.37    "MTS" means Manitoba Telecom Services Inc., a company continued under the MCA;

  1.1.38    "MTS Class B Non-Voting Shares" means the preference shares in the capital of MTS that are to be designated as a single class of convertible non-voting shares called Class B Preference Shares and having the rights and conditions set out in Schedule 4 to the Arrangement Agreement;

  1.1.39    "MTS Common Shares" means the common shares in the capital of MTS;

  1.1.40    "MTS Shares" means the MTS Common Shares and/or the MTS Class B Non-Voting Shares, as applicable;

  1.1.41    "Non-Qualifying Allstream Shareholder" means an Allstream Shareholder that is not a Qualifying Allstream Shareholder;

  1.1.42    "Non-Resident of Canada" means:

  (a)
  an individual, other than a Canadian citizen, who is not ordinarily resident in Canada,

  (b)
  a body corporate incorporated, formed or otherwise organized elsewhere than in Canada,

  (c)
  a foreign government or its agent;

  (d)
  a body corporate that is controlled directly or indirectly by a Non-Resident of Canada described in clause (a), (b) or (c),

  (e)
  a trust in which Non-Residents of Canada described in any of clauses (a) to (d) have more than fifty percent of the beneficial interest,

  (f)
  a body corporate of which the majority of:

  (i)
  the directors, or

  (ii)
  persons acting in a capacity similar to that of a corporate director, are Non-Residents of Canada described in clause (a), or

  (g)
  a body corporate that is controlled directly or indirectly by a trust described in clause (e);

  1.1.43    "Options" means options to acquire Allstream Shares issued pursuant to the Allstream Management Incentive Plan;

  1.1.44    "Person" means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative;

  1.1.45    "Plan of Arrangement", "hereof", "herein", "hereunder", and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

  1.1.46    "Qualifying Allstream Shareholder" means an Allstream Shareholder that has duly completed, and deposited with the Depositary by the Deposit Deadline, a Letter of Transmittal and, pursuant thereto, has declared that such Allstream Shareholder is a Resident of Canada;

  1.1.47    "Registered Holder" means those Allstream Shareholders whose names appear in the register of holders of Allstream Shares maintained by Allstream, and, where the context so provides, includes joint holders of such shares;

  1.1.48    "Resident of Canada" means a Person that is not a Non-Resident of Canada;

  1.1.49    "Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary.

1.2   Headings and References

        The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3   Date of Any Action

        If any date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

1.4   Currency

        All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of Canada unless otherwise specified.

1.5   Time

        Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are local time, Toronto, Ontario.

1.6   Construction

        In this Plan of Arrangement:

  (a)
  words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

  (b)
  the word "including" shall mean "including without limitation"; and

  (c)
  any reference to a statute shall mean the statute in force as at the date hereof and any regulation in force thereunder, unless otherwise expressly provided.

1.7   Governing Law

        This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1   Arrangement

        This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2   Effectiveness

        This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding without any further authorization, act or formality on the part of the Court, the Director, MTS, Allstream or the Allstream Shareholders, from and after the Effective Time. Other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1   Arrangement

        Pursuant to the Arrangement the following transactions shall occur and shall be deemed to occur at the Effective Time, in the following order without the requirement of any further authorization, act or formality:

  (a)
  The outstanding Allstream Shares held by each Qualifying Allstream Shareholder will be transferred by the holder thereof to, and acquired by, MTS without any act or formality on the part of the Allstream Shareholders, free and clear of all liens, claims and encumbrances, in exchange for (i) $23.00 cash per Allstream Share and (ii) that number of duly authorized, fully-paid and non-assessable MTS Common Shares equal to the product of the total number of such Allstream Shares held by that Qualifying Allstream Shareholder multiplied by the Exchange Ratio, and the name of each such holder of Allstream Shares will be removed from the register of holders of Allstream Shares and added to the register of holders of MTS Common Shares.

  (b)
  The outstanding Allstream Shares held by each Non-Qualifying Allstream Shareholder other than,

    (i)
    Allstream Shares held by a Dissenting Holder who is ultimately entitled to be paid the fair value of the Allstream Shares held by such Dissenting Holder, or

    (ii)
    Allstream Shares held by MTS or any Subsidiary of MTS (which shall not be exchanged under the Arrangement and shall remain outstanding as Allstream Shares held by MTS or any Subsidiary of MTS),

    will be transferred by the holder thereof to, and acquired by, MTS without any act or formality on the part of the Allstream Shareholders, free and clear of all liens, claims and encumbrances, in exchange for (i) $23.00 cash per Allstream Share and (ii) that number of duly authorized, fully-paid and non-assessable MTS Class B Non-Voting Shares equal to the product of the total number of such Allstream Shares held by that Non-Qualifying Allstream Shareholder multiplied by the Exchange Ratio, and the name of each such holder of Allstream Shares will be removed from the register of holders of Allstream Shares and added to the register of holders of MTS Class B Non-Voting Shares.

  (c)
  Any Affected Creditor (as defined in the CCAA Plan) that may be entitled to receive New Shares (as defined in the CCAA Plan) under the CCAA Plan but which has not received New Shares due to a dispute involving the Affected Creditor's claim under section 4.7 of the CCAA Plan shall, upon the determination of the Affected Creditor's claim under the CCAA Plan, receive for each New Share which the Affected Creditor would have been entitled to receive under the Plan: (i) 23.00 cash; and (ii) that number of duly authorized, fully paid and non-assessable MTS Class B Non-Voting Shares equal to the Exchange Ratio.

  (d)
  All RSUs (as such term is defined in the Allstream Management Incentive Plan) outstanding under the Allstream Management Incentive Plan will terminate and expire at the Effective Time.

  (e)
  All Options that, prior to the Effective Time, have not been duly exercised or agreed by holders of such Options and MTS to be exchanged for or into options to acquire MTS Common Shares will terminate and expire at the Effective Time.

  (f)
  All rights under the Allstream Rights Plan will terminate and expire immediately prior to the Effective Time.

3.2   Deposit of Letters of Transmittal

  (a)
  The initial deposit date (the "Initial Deposit Date") shall be the date that is two Business Days after the date on which the Allstream Meeting is initially scheduled to be held (regardless of whether the date of the Allstream Meeting is subsequently adjourned or postponed to a later date), unless otherwise agreed in writing by MTS and Allstream. If, after the Letter of Transmittal has been mailed, Allstream and MTS determine that the Effective Date is not reasonably likely to occur by the third Business Day after the Initial Deposit Date, then the date by which Letters of Transmittal must be received shall be extended to a date which the parties expect to be not more than 3 Business Days before the Effective Date. In the event that the date by which Letters of Transmittal must be received is extended, Allstream shall provide at least five days notice of the new Deposit Date (and shall provide such notice prior to the Initial Deposit Date if practicable) to Allstream Shareholders by means of publication, at least once, in The Globe and Mail, national edition, or any other English language daily newspaper of general circulation in Canada. Any duly completed Letter of Transmittal deposited by the Deposit Deadline on the Initial Deposit Date shall not be required to be re-deposited if the date by which Letters of Transmittal must be received is extended pursuant hereto. The Initial Deposit Date, as extended and published pursuant to the terms hereof, shall be the "Deposit Date."

  (b)
  The Letter of Transmittal shall be sent not less than 21 days prior to the Initial Deposit Date to each holder of record of Allstream Shares.

  (c)
  An Eligible Holder shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA or, if the Eligible Holder is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the equivalent provisions of provincial income tax law) with respect to the transfer of their Allstream Shares to MTS by providing two signed copies of the necessary prescribed election forms to the Depositary within 90 days following the Effective Date, duly completed with the details of the number of Allstream Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (or any applicable provincial income tax law), the forms will be signed by MTS and returned to such Eligible Holder within 30 days after the receipt thereof by the Depositary for filing with Canada Revenue Agency (or the applicable provincial taxing authority). MTS will not be responsible for the proper completion of any election form and, except for MTS's obligation to return duly completed election forms which are received by the Depositary within 90 days following the Effective Date, within 30 days after the receipt thereof by the Depositary, MTS will not be responsible for any taxes, interest, penalties or any other costs or damages resulting from the failure by Eligible Holders to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial income tax law). In its sole discretion, MTS may choose to sign and return an election form received more than 90 days following the Effective Date, but MTS will have no obligation to do so.

3.3   Adjustments to Exchange Ratio

        In the event that Allstream changes the number of Class A Shares or Class B Shares or securities convertible or exchangeable into or exercisable for such shares or MTS changes the number of MTS Common Shares or MTS Class B Non-Voting Shares or securities convertible or exchangeable into or exercisable for such shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including reverse split), dividend or distributions, recapitalization, merger, subdivision, combination, issuer tender or exchange offer, or other similar transaction, the Exchange Ratio will be adjusted appropriately to provide the holders of Class A Shares and Class B Shares, as the case may be, the same economic effect as contemplated by the Arrangement Agreement and the Plan of Arrangement prior to such reclassification, stock split (including reverse split), dividend or distributions, recapitalization, merger, subdivision, combination, issuer tender or exchange offer or other similar transaction.

ARTICLE 4

CERTIFICATES

4.1   Delivery of Cash and Certificates Representing MTS Shares

        Prior to the Effective Time, MTS shall deliver or cause to be delivered to the Depositary, (i) for the benefit of the Allstream Shareholders who will receive MTS Common Shares in connection with the Arrangement, certificates representing the number of MTS Common Shares to which such Allstream Shareholders are entitled pursuant to section 3.1(a) upon the exchange of Allstream Shares, (ii) for the benefit of Allstream Shareholders who will receive MTS Class B Non-Voting Shares in connection with the Arrangement, certificates representing the number of MTS Class B Non-Voting Shares to which such Allstream Shareholders are entitled pursuant to section 3.1(b) upon the exchange of Allstream Shares and (iii) for the benefit of each Allstream Shareholder, the cash, to which each such Allstream Shareholder is entitled pursuant to section 3.1 upon the exchange of Allstream Shares. As soon as practicable after the Effective Time, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Allstream Shares that were exchanged for MTS Shares and cash under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of Allstream and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of MTS Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.2 and any cash in lieu of fractional MTS Shares pursuant to section 4.3) and a cheque issued by the Depositary representing that amount of cash which such holder has the right to receive, and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Allstream Shares that is not registered in the transfer records of Allstream, a certificate representing the applicable number of MTS Shares may be issued and a cheque representing the proper amount of cash may be delivered to the transferee if the certificate representing such Allstream Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented Allstream Shares that were exchanged for MTS Shares and cash shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) a cash payment as contemplated by this section 4.1, (ii) the certificate representing MTS Shares as contemplated by this section 4.1, (iii) a cash payment in lieu of any fractional MTS Shares as contemplated by section 4.3, and (iv) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to MTS Shares as contemplated by section 4.2.

4.2   Distributions with respect to Unsurrendered Certificates

        No dividends or other distributions declared or made after the Effective Time with respect to MTS Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Allstream Shares that were exchanged pursuant to section 3.1 for MTS Shares, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to section 4.3, unless and until the Registered Holder of such certificate shall surrender such certificate in accordance with section 4.1. Subject to applicable law, at the time of such surrender of any such certificate, there shall be paid to the Registered Holder of the certificates representing Allstream Shares, without interest, (i) the amount of cash payable in lieu of a fractional MTS Share to which such holder is entitled pursuant to section 4.3, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole MTS Shares the holder is entitled to receive, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole MTS Shares which the Registered Holder is entitled to receive.

4.3   Fractional Shares

        No certificates or scrip representing fractional MTS Shares shall be issued upon the surrender for exchange of certificates pursuant to section 4.1 and no dividend, stock split or other change in the capital structure of MTS, shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of MTS. In lieu of any such fractional securities each Person otherwise entitled to a fractional interest in an MTS Share will receive a cash payment equal to such fractional interest multiplied by the then current market price of an MTS Share as determined by MTS in its discretion, acting reasonably.

4.4   Lost Certificates

        In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Allstream Shares that were exchanged pursuant to section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more MTS Shares (and a cheque for any dividends or distributions pursuant to section 4.2 and any cash in lieu of fractional MTS Shares pursuant to section 4.3) and/or a cheque for the cash amount, deliverable in accordance with such holder's Letter of Transmittal. When authorizing such issuance or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing MTS Shares and/or cash, as applicable, are or is to be issued or delivered shall, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to MTS and Allstream and their respective transfer agents in such sum as MTS and Allstream may direct or otherwise indemnify MTS and Allstream in a manner satisfactory to MTS and Allstream against any claim that may be made against MTS and Allstream with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5   Extinction of Rights

        Any certificate which immediately prior to the Effective Time represented outstanding Allstream Shares that were exchanged pursuant to section 3.1, and not deposited, with all other instruments required by section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of MTS or Allstream or as a receipt of cash. On such date, the MTS Shares (and/or cash in lieu of fractional interests therein, as provided in section 4.3) and/or cash, to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to MTS, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

4.6   Withholding Rights

        MTS, Allstream and the Depositary shall be entitled to deduct and withhold from any consideration payable to any holder of Allstream Shares or MTS Shares, such amounts as MTS, Allstream or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deduced or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, MTS, Allstream and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to MTS, Allstream or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and MTS, Allstream or the Depositary shall notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 5

RIGHTS OF DISSENT

5.1   Dissent Rights

  (a)
  Registered Holders may exercise rights of dissent with respect to their Allstream Shares pursuant to and in the manner set forth in section 190 of the CBCA (the "Dissent Rights") in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order. Registered Holders who duly exercise such rights and who are ultimately entitled to be paid fair value for their Allstream Shares shall be deemed to have transferred their Allstream Shares to Allstream for cancellation in consideration for a payment equal to such fair value at the Effective Time prior to the completion of any of the steps described in section 3.1.

  (b)
  Registered Holders who exercise, or purport to exercise, Dissent Rights, and who are ultimately not entitled for any reason to be paid fair value for their Allstream Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Registered Holder as at and from the Effective Time and shall receive the cash and MTS Shares on the basis set forth in Article 3.

5.2   Registered Holders

        In no circumstances shall Allstream, MTS or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Registered Holder of those Allstream Shares in respect of which such rights are sought to be exercised.

5.3   Recognition of Dissenting Holders

        Neither Allstream nor MTS nor any other Person shall be required to recognize a Dissenting Holder as a holder of Allstream Shares after the Effective Time, and after the Effective Time the names of such Dissenting Holders shall be deleted from the register of holders of Allstream Shares maintained by Allstream.

ARTICLE 6

AMENDMENTS

6.1   Amendments

  6.1.1    Allstream reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any amendment, modification, or supplement must be (i) set out in writing, (ii) approved by MTS, (iii) filed with the Court and, if made following the Allstream Meeting, approved by the Court and (iv) communicated to Allstream Shareholders in the manner required by the Court (if so required).

  6.1.2    Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Allstream at any time prior to or at the Allstream Meeting (provided that MTS shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Allstream Shareholders voting at the Allstream Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  6.1.3    Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Allstream Meeting shall be effective only if (i) it is consented to by Allstream and MTS and (ii) if required by the Court, it is consented to by Allstream Shareholders voting in the manner directed by the Court.

APPENDIX E

INTERIM ORDER

Court File No. 04-CL-5391

ONTARIO
SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

) ) )	THURSDAY, THE 8th DAY OF APRIL, 2004

        IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and Rules 14.05(2) and 14.05(3)(f) of the Rules of Civil Procedure

        AND IN THE MATTER OF a proposed Plan of Arrangement respecting Allstream Inc.

ALLSTREAM INC.

Applicant

INTERIM ORDER

        THIS MOTION, made by the Applicant, Allstream Inc. ("Allstream") without notice except to Manitoba Telecom Services Inc. ("MTS") and the Director (the "Director") appointed under section 260 of the Canada Business Corporations Act (the "CBCA"), was heard this day at 393 University Avenue, Toronto, Ontario.

        ON READING the Notice of Application, the Notice of Motion and the Affidavit of Scott Ewart (the "Affidavit"), filed, and on hearing the submissions of counsel for the Applicant and the submissions of counsel for MTS, and on being advised of the Director's letter of non-appearance.

        THE COURT makes the within Order under subsection 192(4) of the CBCA and the Rules of Civil Procedure.

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1.                THIS COURT ORDERS THAT, as used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Notice of Annual and Special Meeting of Shareholders (the "Notice") and accompanying Management Proxy Circular (the "Circular"), attached in draft form as Exhibit "A" to the Affidavit.

The Annual and Special Meeting

2.                THIS COURT ORDERS THAT Allstream may call, hold and conduct an annual and special meeting (the "Meeting") of the registered holders of Allstream Class A Shares and Allstream Class B Shares (the "Allstream Shareholders"), to be held at Glenn Gould Studio, the Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, at 11:00 a.m. (Toronto time) on Wednesday May 12, 2004, to:

  (a)
  consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Allstream Arrangement Resolution") of Allstream Shareholders to approve the arrangement set forth in the Plan of Arrangement to be attached as Appendix A to the Circular;

  (b)
  consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "Rights Plan Resolution") of Allstream Shareholders to rescind the Allstream Rights Plan; and

  (c)
  transact such other business as may properly come before the Meeting.

3.                THIS COURT ORDERS THAT the Meeting shall be called, held and conducted in accordance with the Notice, the CBCA and applicable securities laws, the articles and by-laws of Allstream, the terms of this Order, any further order of this Court and the rulings and directions of the Chair of the Meeting. To the extent of any inconsistency or discrepancy between this Order and the terms of any instrument creating or governing or collateral to the Allstream Class A Shares or Allstream Class B Shares, or to the articles and/or by-laws of Allstream, this Order shall govern.

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4.                THIS COURT ORDERS THAT the record date for the determination of the Allstream Shareholders entitled to receive the Notice, Circular, form of proxy and letter of transmittal form (collectively, the "Meeting Materials") shall be at the close of business on April 2, 2004 (the "Record Date").

Adjournments and Postponements

5.                THIS COURT ORDERS THAT Allstream, if it deems advisable, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Allstream Shareholders respecting the adjournment or postponement and notice of any such adjournment or postponement shall, subject to applicable law, be given by press release, newspaper advertisement, or by notice to the Allstream Shareholders by one of the methods specified in paragraph 7(a) herein, as determined to be the most appropriate method of communication by the Board of Directors of Allstream.

Amendments

6.                THIS COURT ORDERS THAT Allstream may make such amendments, revisions or supplements to the Arrangement as it may determine, without any additional notice to the Allstream Shareholders, and the Arrangement as so amended, revised or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Allstream Arrangement Resolution.

Notice of Meeting

7.                THIS COURT ORDERS THAT the Meeting Materials, with such amendments or additional documents as counsel for Allstream may advise are necessary or desirable and as are not inconsistent with the terms of this Order, shall be sent to:

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  (a)
  the Allstream Shareholders determined as at the Record Date, at least twenty-one days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

  (i)
  by prepaid ordinary mail, addressed to each Allstream Shareholder at his, her or its address registered on the share register of Allstream as at the Record Date; or

  (ii)
  in the case of non-registered Allstream Shareholders, by providing, at least four business days before the twenty-first day prior to the Meeting, multiple copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting materials to non-registered Allstream Shareholders; or

  (iii)
  by delivery, in person or by recognized courier service, to the addresses specified in paragraph 7(a)(i) herein;

  (b)
  the directors and auditors of Allstream, and the Director by mailing the Meeting Materials by prepaid, ordinary mail to such persons at least twenty-one days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting; and

  (c)
  The Toronto Stock Exchange Inc. (the "TSX") by electronically filing the Meeting Materials via the System for Electronic Document Analysis and Retrieval at least twenty-one days prior to the date of the Meeting, excluding the date of filing and the date of the Meeting.

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

8.                THIS COURT ORDERS THAT the accidental failure or omission to give notice of the Meeting to any one or more Allstream Shareholders (or the non-receipt of such notice), or any failure or omission to give notice as a result of events beyond the reasonable control of Allstream (including without limitation any inability to use postal services) shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

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9.                THIS COURT ORDERS THAT notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to Allstream Shareholders by press release, newspaper advertisement or by notice to Allstream Shareholders by one of the methods specified in paragraph 7(a) herein, as determined to be the most appropriate method of communication by the Board of Directors of Allstream.

Deemed Receipt

10.                THIS COURT ORDERS THAT the Meeting Materials, any amendments, updates or supplements to any of the Meeting Materials, and any notice of any adjournment or postponement of the Meeting, shall be deemed to have been received by the Allstream Shareholders:

  (a)
  in the case of mailing, three days after delivery thereof to the post office;

  (b)
  in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one business day after receipt by the courier;

  (c)
  in the case of advertisement, at the time of publication of the advertisement;

  (d)
  in the case of electronic filing, upon the transmission thereof; and

  (e)
  in the case of non-registered Allstream Shareholders, three days after delivery thereof to intermediaries and registered nominees.

Solicitation of Proxies

11.                THIS COURT ORDERS THAT Allstream is authorized to use the form of proxy for Allstream Shareholders, in substantially the same form as is attached as Exhibit "B" to the Affidavit and is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail, telephone or such other forms of personal or electronic communication as it may determine.

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12.                THIS COURT ORDERS THAT the procedure for the use of proxies at the Meeting shall be as set out in the Circular.

13.                THIS COURT ORDERS THAT Allstream may, in its discretion, waive generally the time limits for the deposit of proxies by the Allstream Shareholders, if Allstream deems it advisable to do so.

Permitted Attendees

14.                THIS COURT ORDERS THAT the only persons entitled to attend the Meeting are:

  (a)
  Allstream Shareholders as at the Record Date, or their proxies;

  (b)
  Allstream officers, directors, auditors and advisors;

  (c)
  representatives of MTS and any of its subsidiaries and affiliates and any of their advisors;

  (d)
  the Director; and

  (e)
  other persons with the permission of the Chair of the Meeting.

Quorum and Voting

15.                THIS COURT ORDERS THAT the Meeting shall be a single meeting of Allstream Shareholders who shall vote together on the Allstream Arrangement Resolution and the Rights Plan Resolution.

16.                THIS COURT ORDERS THAT the quorum required at the Meeting shall be two Allstream Shareholders, present in person or represented by proxy, and holding or representing by proxy not less than 33.33% of the outstanding Allstream Shares entitled to vote at the Meeting, provided that, if no quorum is present within 30 minutes of the appointed meeting time, the Meeting shall stand adjourned to be reconvened on a day which is not more than 30 days later, as determined by the Chair of the Meeting, in the Chair's sole discretion, and at such reconvened meeting, those persons present in person or by proxy entitled to vote at such meeting will constitute a quorum for the reconvened meeting.

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17.                THIS COURT ORDERS THAT the votes shall be taken at the Meeting on the basis of one vote per Allstream Class A Share and one vote per Allstream Class B Share. Subject to further order of this Court, the vote required to pass (i) the Allstream Arrangement Resolution shall be the affirmative vote of at least 66 2/3% of the votes cast in respect of the Allstream Arrangement Resolution by the Allstream Shareholders present or represented by proxy at the Meeting and, and (ii) the Rights Plan Resolution shall be the affirmative vote of at least a majority of the votes cast in respect of the Rights Plan Resolution by the Allstream Shareholders present or represented by proxy at the Meeting, and for each of these purposes, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast.

Scrutineers

18.                THIS COURT ORDERS THAT the scrutineers for the Meeting shall be CIBC Mellon Trust Company (acting through its representatives for that purpose) and their duties shall include:

  (a)
  invigilating and reporting to the Chair of the Meeting on the deposit and the validity of the proxies;

  (b)
  reporting to the Chair of the Meeting on the quorum of the Meeting;

  (c)
  reporting to the Chair of the Meeting on the polls taken or ballots cast at the Meeting; and

  (d)
  providing to Allstream and to the Chair written reports on matters related to their duties.

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Dissent Rights

19.                THIS COURT ORDERS THAT registered Allstream Shareholders may exercise rights of dissent from the Allstream Arrangement Resolution, pursuant to section 190 of the CBCA, as modified by the terms of the Plan of Arrangement and this Order, and as may be further modified by the Final Order, including that:

Service of Court Materials

20.                THIS COURT ORDERS THAT Allstream shall include in the Meeting Materials a copy of this Order and the Notice of Application herein (the "Court Materials"), and the Court Materials shall be deemed to have been received by the Allstream Shareholders at the times specified in accordance with paragraph 10 of this Order, whether those persons reside within Ontario or within another jurisdiction.

21.                THIS COURT ORDERS THAT the sending of the Court Materials in accordance with this Order shall constitute good and sufficient service of the within proceedings upon all persons who are entitled to receive notice and no other form of service need be made in respect of these proceedings.

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Application for Final Order

22.                THIS COURT ORDERS THAT upon approval by the Allstream Shareholders of the Arrangement, in the manner set forth in this Order, Allstream may apply to this Court for approval of the Arrangement (the "Final Order"), which application shall be heard at the Courthouse at 393 University Avenue, Toronto, Ontario on May 14, 2004 at 10:00 a.m. (Toronto time) or so soon thereafter as counsel may be heard, or at such other date and time as this Court may direct.

23.                THIS COURT ORDERS THAT any Allstream Shareholder desiring to appear at the hearing of the application for the Final Order shall:

  (a)
  file a Notice of Appearance, in the form prescribed by the Rules of Civil Procedure, together with any evidence or material which is to be presented to the Court at the hearing for the Final Order; and

  (b)
  deliver the filed Notice of Appearance, together with a copy of any evidence or material which is to be presented to the Court at the hearing for the Final Order, to Allstream's solicitors at:

    Borden Ladner Gervais LLP
    Barristers and Solicitors
    Scotia Plaza, 40 King Street West
    Toronto, Ontario
    M5H 3Y4

    Attention: Frank J.C. Newbould, Q.C.
    Tel: (416) 367-6026
    Fax: (416) 361-2729

on or before 4:00 p.m. (Toronto time) on May 7, 2004. Notwithstanding the foregoing, MTS and the Director shall be entitled to appear at the Final Hearing and shall not be required to serve or file a Notice of Appearance in order to do so.

24.                THIS COURT ORDERS THAT in the event that the hearing of the application for the Final Order on May 14, 2004 is adjourned, then only those persons who filed and delivered a Notice of Appearance in accordance with paragraph 23 herein need be served and provided with notice of the adjourned hearing date.

Variation of Interim Order

25.                THIS COURT ORDERS THAT Allstream shall be entitled, at any time, to seek leave to this Honourable Court to vary this Order.

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Court File No. 04-CL-5391

IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and Rules 14.05(2) and 14.05(3)(f) of the Rules of Civil Procedure	AND IN THE MATTER OF a proposed Plan of Arrangement respecting ALLSTREAM CORPORATION Applicant

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)
Proceeding commenced at Toronto

INTERIM ORDER

BORDEN LADNER GERVAIS LLP Barristers and Solicitors Scotia Plaza 40 King Street West Toronto, Ontario M5H 3Y4
Frank J.C. Newbould, Q.C. Tel: (416) 367-6026 Fax: (416) 361-2729 fnewbould@blgcanada.com
Benjamin Glustein Tel: (416) 367-6142 Fax: (416) 361-7366 bglustein@blgcanada.com
Solicitors for the Applicant
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APPENDIX F NOTICE OF APPLICATION	Court File No.
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, C. C-44, as amended, and Rules 14.05(2) and 14.05(3)(f) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed Plan of Arrangement respecting Allstream Inc.

ALLSTREAM INC. NOTICE OF APPLICATION	Applicant

TO THE RESPONDENTS:

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

        THIS APPLICATION will come on for a hearing on May 14, 2004, at 10:00 a.m., at 393 University Avenue, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

4800281\v1

Date April 6, 2004
	Address of	393 University Avenue
	court office	10th Floor Toronto, Ontario M5G 1E6
TO:	TORYS LLP
Barristers and Solicitors
Suite 3000, T-D Centre
79 Wellington Street West
P.O. Box 270
Toronto, Ontario
M5K 1N2

Linda Plumpton
Tel: (416) 865-8193
Fax: (416) 865-7380

Solicitors for Manitoba Telecom Services Inc.

AND TO:	DIRECTOR under the Canada Business Corporations Act
Corporations Directorate
Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, Ontario
K1A 0C8

Attention: Jean Turner

Tel: (613) 941-4550
Fax: (613) 941-5781

AND TO:	ALL HOLDERS OF CLASS A VOTING SHARES AND CLASS B LIMITED VOTING SHARES OF ALLSTREAM CORPORATION

AND TO:	DIRECTORS OF ALLSTREAM CORPORATION

AND TO:	AUDITORS FOR ALLSTREAM CORPORATION

4800281\v1

APPLICATION

1.
The applicant makes application for:

a)
an interim order (the "Interim Order") for advice and directions under subsection 192(4) of the Canada Business Corporations Act, R.S.C. c. C-44, as amended ("CBCA");

b)
a final order (the "Final Order") under section 192 of the CBCA approving the plan of arrangement (the "Arrangement") proposed under the terms of an arrangement agreement dated March 18, 2004, between the applicant, Allstream Inc. ("Allstream") and Manitoba Telecom Services Inc. ("MTS"); and

c)
such further and other relief as to this Honourable Court seems just.

2.
The grounds for the application are:

a)
Allstream wishes to effect a fundamental change in the nature of an arrangement under the provisions of the CBCA;

b)
in these circumstances, Allstream may apply to the Court for an order approving a proposed arrangement;

c)
the Arrangement will benefit, is in the best interests of, and is fair and reasonable to, the shareholders of Allstream;

d)
the Arrangement will not prejudice the creditors of Allstream;

e)
it is impracticable to effect the transaction involving Allstream and MTS in any corporate structure other than an arrangement under section 192 of the CBCA;

f)
Allstream is a solvent corporation within the meaning of the CBCA;

g)
a copy of the Notice of Application and Interim Order will be sent to all holders of Class A Voting Shares and Class B Limited Voting Shares;

h)
if made, the Final Order approving the Arrangement will constitute a basis for an exemption from the registration requirements under s. 3(a)(10) of the United States Securities Act of 1933, as amended;

i)
section 192 of the CBCA;

j)
Rules 14.05(2), 14.05(3)(f) and 17.02 of the Rules of Civil Procedure; and

k)
such further and other grounds as counsel may advise and this Honourable Court may permit.

4800281\v1

3.
The following documentary evidence will be used at the hearing of the application:

a)
The Affidavit of Scott Ewart, to be sworn, and the exhibits thereto;

b)
A supplementary Affidavit of Scott Ewart, to be sworn following the annual and special meeting of Allstream, and the exhibits thereto; and

c)
Such further and other material as counsel may provide and this Honourable Court may permit.
April 6, 2004	BORDEN LADNER GERVAIS LLP Barristers and Solicitors Scotia Plaza 40 King Street West Toronto, Ontario M5H 3Y4
Frank J.C. Newbould, Q.C. Tel: (416) 367-6026 Fax: (416) 361-2729 fnewbould@blgcanada.com
Benjamin Glustein Tel: (416) 367-6142 Fax: (416) 361-7366 bglustein@blgcanada.com
Solicitors for the Applicant
4800281\v1

Court File No.

IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and Rules 14.05(2) and 14.05(3)(f) of the Rules of Civil Procedure	AND IN THE MATTER OF a proposed Plan of Arrangement respecting ALLSTREAM CORPORATION Applicant

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)
Proceeding commenced at Toronto

NOTICE OF APPLICATION

BORDEN LADNER GERVAIS LLP Barristers and Solicitors Scotia Plaza 49 King Street West Toronto, Ontario M5H 3Y4
Frank J.C. Newbould, Q.C. Tel: (416) 367-6026 Fax: (416) 361-2729 fnewbould@blgcanada.com
Benjamin Glustein Tel: (416) 367-6142 Fax: (416) 361-7366 bglustein@blgcanada.com
Solicitors for the Applicant
4800281\v1

APPENDIX G

SECTION 190 OF THE
CANADA BUSINESS CORPORATIONS ACT

Right to dissent

Section 190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

  (a)
  the shareholder withdraws that notice before the corporation makes an offer under subsection (12);

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice; or

  (c)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

  (a)
  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

  (a)
  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

  (b)
  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

  (a)
  withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94, 134(F), 135(E).

SCHEDULE A

ALLSTREAM'S CORPORATE GOVERNANCE PRACTICES

TSX Corporate Governance Guidelines

Allstream is committed to implementing a culture of corporate governance consistent with its legal requirements and high ethical standards. As a result of restructuring, under the Companies' Creditors Arrangement Act (Canada), Allstream emerged on April 1, 2003, with new shareholders (the former creditors) and a new Board of Directors. The Board and its Committees are striving to create a model corporate governance value added Board structure. Since the Board has only been functioning since April 1, 2003 some aspects of good governance are in the process of unfolding. The Board, to the extent feasible, satisfies itself as to the integrity of all Senior Management and that they "walk the talk" by creating a culture of integrity throughout the organisation. To this end, the Board has approved an Ethics and Integrity Program within Allstream that includes having each employee sign an acknowledgement that they have read and understood the Code of Conduct. Allstream's corporate governance practices are described below with specific reference to each of the TSX Guidelines.

1.     Stewardship of Allstream — Strategic Planning Process, Principal Risks, Succession Planning, Communications Policy, Integrity of Internal Control

The Board is responsible for the overall stewardship of Allstream and oversees the conduct of the business and affairs of Allstream. The governance structure includes Board and Committee Charters, and Allstream's Code of Conduct that are available at www.allstream.com. The Board has responsibility for various functions including the following.

  (a)
  Strategic Planning — Annually reviewing and approving Allstream's strategic and business plans (the "Plans") that take into account the opportunities and risks of the business and the operational, capital and financial plans for the coming year. Quarterly, the Board reviews Allstream's performance against the Plans. In addition, any material changes to Allstream's business, including significant acquisitions or dispositions, financing arrangements, material agreements or the scope or nature of the Plans are reviewed and approved by the Board during the year.

  (b)
  Monitoring Principal Risks — The Board assesses those risks which might prevent Allstream from meeting its business objectives including strategic plans, the quality of the people to execute those plans and excellence in operations, human resource development and succession planning. The Board monitors, through the Audit Committee, the principal financial risks facing Allstream and those plans, systems and policies implemented by management to manage and mitigate these risks. The Plans approved by the Board address these risks.

  (c)
  Integrity of Internal Control — Oversight of the integrity of Allstream's internal control and management information systems.

  (d)
  Succession Planning — Appointing the CEO, COO and CFO, Executive and Senior Vice Presidents, the Controller and all other officers of Allstream ("Senior Management") and monitoring their performance. The Board approves the CEO and COO annual objectives formulated to achieve the corporate objectives. The Board approves the compensation of all Senior

    Management, including variable pay linked to specific targets following review and recommendations by the HRCC. The Board with the help of the HRCC also oversees succession planning and the development, appointment, training and monitoring of Senior Management.

  (e)
  Communications Policy — Oversight, through the Audit Committee and other relevant Board Committees of the shareholder, investor and public disclosure and communication policies and their implementation. The policies are reviewed annually. The Corporate Compliance Committee, comprised of appropriate members of Senior Management, meets regularly to review all public disclosure documents and press releases containing financial information released to the public including annual and quarterly reports, financing documents and information used on analyst conference calls, in order to meet Allstream's disclosure obligations. Major communications are reviewed and approved by the Board and, where appropriate, the Audit Committee. The Board also has oversight over Allstream's social responsibility policy.

The management of Allstream's business is delegated to the CEO. The Board expects management to manage Allstream's business in accordance with the Plans in a prudent manner and with the goal of enhancing shareholder value. Senior Management is expected to bring to the Board any matters, which, while not involving a lot of money, are significant to Allstream including, for example, strategic direction or public policy matters.

2.     Board Independence

Of the 9 Board members, the Board has determined that each of the Directors, other than John McLennan, the CEO of Allstream, is unrelated for purposes of the TSX Guidelines. Allstream has no significant shareholder within the meaning of the TSX Guidelines.

3.     Individual Unrelated Directors

The Board made the determination referred to in item 2 above after considering all relationships between each Director and Allstream and its management. To the extent there were any such relationships, the Board concluded that they were not, in the aggregate, material. More information about each Director, including other directorships and meeting attendance can be found on page 75 of the Circular.

4.     Nominating Committee

The Board's Corporate Governance and Nominating Committee ("CGNC") has five members, all of whom are outside and unrelated directors. The CGNC is responsible for identifying individuals qualified to become Board members and recommending to the Board director nominees based on the needs of Allstream and the nominee experience.

5.     Assessing the Board's Effectiveness

The Board, through the CGNC, will conduct annual reviews of Board and Committee effectiveness, including their operation, adequacy of information received and processes against the requirements of the various Charters. The Board and each Committee will also review the appropriateness of its respective Charter. Procedures are being established so that the Chairman will annually discuss with each Director his or her performance during the year through formal discussions including a process of self-assessment. Annually Directors provide feedback to the Chair of the CGNC related to the performance of the Chairman who then provides that feedback to the Chairman in an in camera session. The first of these reviews will be completed by mid-year after the Board has been functioning for a reasonable period of time.

6.     Orientation and Education of Directors

Allstream conducted orientation programs for its new Directors. New Directors also received information packages containing detailed information about Allstream. In addition, Directors are made aware of educational programs conducted by third party providers the fees for which will be reimbursed to the Director, as appropriate.

7.     Effective Board Size

The CGNC reviews and recommends the size of the Board and has determined that 9 is the appropriate number of Directors. The size of the Board is considered in conjunction with the diversity and qualifications of the Board's members in order to ensure that the Board has the necessary diverse skills and functions effectively. The Board has accepted the recommendation of the CGNC and agreed that the current size of the Board facilitates effective decision-making.

8.     Compensation of Directors

The CGNC annually reviews Director compensation and benefits. The Committee considers factors such as the time commitment of Directors and director compensation at companies of similar size in determining appropriate retainer fees and meeting fees so as to attract and retain Directors who will contribute to the effective functioning of the Board and to accurately reflect the responsibilities and risk involved in being an effective director. Information related to Director compensation and share ownership requirements can be found on page 75 of the Circular.

9.     Committees and Outside Directors

The Board has three permanent Committees, each of which has five members, all of whom are outside and unrelated directors. The permanent Committees are the Audit Committee, HRCC and CGNC, the details of which are provided below.

10.   Approach to Corporate Governance

The CGNC is responsible for developing Allstream's approach to corporate governance issues and for ensuring that such approach supports the effective functioning of Allstream with a view to the best interests of Allstream's shareholders. The CGNC has been in existence since April 2003 and this Statement of Corporate Governance is the first one reviewed by the CGNC and recommended to the Board for approval. The Statement of Corporate Governance will be reviewed annually by the CGNC. This Committee monitors best practice among major Canadian companies to ensure that Allstream continues to carry out standards of corporate governance consistent with its legal requirements and it high standards.

11.   Position Descriptions

While Senior Management is charged with the day-to-day functioning of Allstream, the Board Charter sets out limits to management's authority. In addition, the Board through the HRCC has established a job description and objectives for the CEO in support of the Plans. The Chairman of the Board met with all of the Directors, individually or in groups, and obtained their comments with respect to the performance of the CEO. The Chairman of the Board reviewed these comments and these were then discussed with the CEO.

12.   Board Independence

The Board believes it has taken appropriate steps to enable it to operate independently of management. The Chairman, Purdy Crawford, is an unrelated director. All of the Directors, except Mr. John McLennan who is the CEO, are outside and unrelated directors. Mr. McLennan is not a member of any Committee. The Chairman's responsibilities include the following: providing Board leadership to enhance corporate governance practices and Board effectiveness including the quality of the information going to the Board, managing the Board, taking steps to enhance Board quality and continuity, acting as liaison between the Board and management and, where appropriate, representing Allstream to external groups. The Chairman sets the Board agendas in consultation with the CEO. The Chairman is responsible for adopting procedures to ensure that the Board can conduct its work effectively. The Board and Committees meet in camera, without the presence of management, at the beginning of each Board or Committee meeting. Directors do not receive stock options or RSU grants, however, are entitled to invest their Directors fees in DSU's. Director share ownership requirements are noted on page 75 of the Circular.

13.   Audit Committee

The Audit Committee is composed of five outside and unrelated directors. The roles and responsibilities of the Audit Committee are specifically defined in the Audit Committee Charter, which is summarized below.

14.   Outside Advisors

The Board and its Committees are authorized to obtain, at the expense of Allstream, advice and assistance from internal and external legal, accounting or other advisors, as appropriate.

Board Committees

The Board has three permanent committees, each of which has five members, all of whom are outside and unrelated directors. The permanent committees are the Audit Committee, HRCC and CGNC. The Committees report to the Board and, except for certain decisions of the HRCC and Audit Committee, decisions, recommendations and proposals of Committees require Board approval. The Committee members are appointed by the Board.

Audit Committee

The Chair of the Audit Committee was appointed by the Board from among members of the Audit Committee and is Jane Mowat. The other members of the Audit Committee are Gerald Beasley, William Etherington and Ian Mansfield. The Board has determined that all the members of the Audit Committee are financially literate and Jane Mowat has accounting and related financial expertise.

The role and responsibilities of the Audit Committee are defined in the Audit Committee's Charter. The purpose of the Audit Committee is to provide oversight and make recommendations to the Board with respect to Allstream's compliance with all financial disclosure and legal and regulatory requirements relating thereto and provide oversight of accounting systems and internal controls, the quality and integrity of the financial reports and the independence, qualification and performance of Allstream's external auditors. The Audit Committee reviews the performance of, recommends for appointment and approves the compensation payable to the external auditors. The external auditors report to and are accountable to the Audit Committee. Quarterly meetings with Allstream's external auditors are held in camera without management present.

The Audit Committee reviews and discusses with management and the external auditors where appropriate public reporting of Allstream's financial results, including Allstream's annual audited financial statements, including the external auditors' report thereon, and quarterly financial statements and the related management's discussion and analysis of financial condition and results of operations and any related press releases.

The Audit Committee reviews all related party transactions and the business purpose and economic effect of all material off balance sheet transactions, arrangements, guarantees, legal claims and tax or regulatory matters which may have a material impact on financial statements.

The Audit Committee oversees the activities of management in designing and implementing financial reporting processes, accounting policies and standards, internal controls, internal audit processes and risk management policies. The Audit Committee also oversees the internal audit function of Allstream and reviews the objective, plans and recommended changes made by the internal auditors.

The Human Resources and Compensation Committee

The Chair of the HRCC was appointed by the Board and is Ian McKinnon. Other members of the HRCC are Purdy Crawford, Deryk King, Ian Mansfield and Daniel Sullivan. The report of the HRCC is set out on pages 42 and 43 of the Circular.

The role and responsibilities of the HRCC are defined in its Charter. The purpose of the HRCC is to assist the Board in discharging its duties related to: (1) the compensation policy of Allstream's employees; (2) compensation and assessment of Senior Management; (3) succession planning; (4) reviewing pension plan investments, manager and solvency; (5) retention of key employees; and (6) the annual report on executive compensation for inclusion in Allstream's proxy statement, in accordance with applicable rules and regulations. The HRCC also reviews Allstream's human resource systems and policies, including health and safety policies.

Corporate Governance and Nominating Committee

The Chair of the CGNC was appointed by the Board and is William Etherington. The other members of the Governance Committee are Purdy Crawford, Deryk King, Ian Mansfield and Ian McKinnon.

The responsibilities of the CGNC are described in 4, 5, 7, 8 and 10 set out above in this Schedule.

EXHIBIT A

MTS PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of Manitoba Telecom Services Inc. and
The Directors of Allstream Inc.

        We have read the accompanying unaudited pro forma consolidated balance sheet of Manitoba Telecom Services Inc. (the "Company") as at December 31, 2003 and unaudited pro forma condensed consolidated statement of income for the year then ended, and have performed the following procedures.

1.
Compared the figures in the columns captioned "MTS" to the audited financial statements of the Company as at December 31, 2003 and for the year then ended and found them to be in agreement.

2.
Compared the figures in the columns captioned "Allstream" to the audited financial statements of Allstream Inc. as at December 31, 2003 and for the period from April 1, 2003 to December 31, 2003 and found them to be in agreement.

3.
Compared the figures in the column captioned "Predecessor" to the unaudited financial statements of AT&T Canada Inc. for the three month period ended March 31, 2003 and found them to be in agreement.

4.
Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)
the basis for determination of the pro forma adjustments; and

(b)
whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

        The officials:

  (a)
  described to us the basis for determination of the pro forma adjustments, and

  (b)
  stated that the pro forma statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

5.
Made enquiries of certain officials of Allstream Inc. who have responsibility for financial and accounting matters about the basis for determination of the adjustments made to arrive at the "Combined and adjusted Predecessor and Allstream" twelve month amounts (the "Adjustments"). The officials described to us the basis for determination of the Adjustments.

6.
Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.
Recalculated the application of the Adjustments and the pro forma adjustments to the aggregate of the amounts in the columns captioned "MTS", "Allstream" and "Predecessor" and for the year ended December 31, 2003, for the period from April 1, 2003 to December 31, 2003 and for the three month period ended March 31, 2003, respectively, and found the amounts in the column captioned "Pro Forma Total" to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Winnipeg, Manitoba	(Signed) DELOITTE & TOUCHE LLP
April 8, 2004	Chartered Accountants

MANITOBA TELECOM SERVICES INC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2003
(in millions of Canadian dollars, except per share information)

	MTS Twelve months	Predecessor Three months ended March 31 2003	Allstream For the period April 1, 2003 to December 31 2003	Adjustments (Note 2)	Combined and Adjusted Predecessor and Allstream Twelve months	Pro Forma Adjustments	Notes	Pro Forma Total
Operating revenues	$845	$353	$948	—	$1,301	$(10)	5(b)(vi)	$2,136

Operating expenses
Baseline operations	396	287	760		1,047	3 (10)	5(b)(iii) 5(b)(vi)	1,436
Restructuring costs	5	(12)			(12)			(7)
Amortization	225	42	77		119	(55 7)	5(b)(i) 5(b)(ii)	296

	626	317	837	—	1,154	(55)		1,725

Operating income	219	36	111		147	45		411
Other income	4		7		7			11
Debt Charges	(33)	(104)	(4)	104	(4)			(37)
Foreign exchange gain (loss)		324		(326)	(2)			(2)
Reorganization expenses		(26)		26
Goodwill revaluation	(2)							(2)
Equity losses	(30)							(30)

Income before income taxes	158	230	114	(196)	148	45		351
Income taxes	72		48		48	27	5(b)(v)	147

Net income for the period	$86	$230	$66	$(196)	$100	$18		$204

Weighted average number of shares (in millions)	62.970					22.204	6	85.174

Pro forma earnings per share								$2.40

MANITOBA TELECOM SERVICES INC

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2003
(in millions of Canadian dollars)

	MTS	Allstream	Pro forma Adjustments	Notes	Pro Forma Total
ASSETS
Current Assets
Cash and equivalents (bank indebtedness)	$(4)	$346	$603 22 (468)	5(a)(i) 5(a)(ii) 5(a)(ii)	$499
Accounts receivable	83	121	(1)	5(a)(ix)	203
Prepaid expenses	16	28			44
Future income taxes	10		(5 180)	5(a)(i) 5(a)(iii)	185
Investment	405		(405)	5(a)(i)

	510	495	(74)		931
Property, plant and equipment	1,065	543	(178)	5(a)(iv)	1,430
Investments	15	6			21
Other assets	56	20			76
Future income taxes	3		826 46	5(a)(iii) 5(a)(vii)	875
Goodwill and other intangible assets	31		50	5(a)(vi)	81

	$1,680	$1,064	$670		$3,414

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$189	$273	$34 (1)	5(a)(ii) 5(a)(ix)	$495
Advance billings and payments	26				26
Notes payable	68				68
Current portion of long term debt, including capital leases	75	5			80

	358	278	33		669
Long term debt, including capital leases	386	16			402
Other long term liabilities		39			39
Accrued pension and employee benefits	26	107	(10)	5(a)(v)	123
Future income taxes	21				21

	791	440	23		1,254

Shareholders' Equity
Share capital	586	581	22 1,078 (603)	5(a)(ii) 5(a)(ii) 5(a)(viii)	1,664
Contributed surplus	3	47	(47)	5(a)(viii)	3
Retained earnings (deficit)	300	(4)	193 4	5(a)(i) 5(a)(viii)	493

	889	624	647		2,160

	$1,680	$1,064	$670		$3,414

MANITOBA TELECOM SERVICES INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, in millions of Canadian dollars)

1.     BASIS OF PRESENTATION

  The accompanying unaudited pro forma consolidated financial statements (the "Statements") give effect to the proposed acquisition (the "Transaction") by Manitoba Telecom Services Inc. ("MTS") of all of the outstanding Class A Voting Shares and Class B Limited Voting Shares (the "Allstream Shares") of Allstream Inc. ("Allstream"), as if it had occurred as at December 31, 2003 for the purposes of the unaudited pro forma consolidated balance sheet and as at January 1, 2003 for the purposes of the unaudited pro forma condensed consolidated statement of income. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Unless otherwise defined in these notes, terms defined in the Glossary of the Allstream Inc. Management Proxy Circular that are used in these notes have the meanings ascribed to them in the Glossary.

  The unaudited pro forma consolidated balance sheet as at December 31, 2003 and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2003 have been prepared using the following information:

  (a)
  Audited consolidated financial statements of MTS as at and for the year ended December 31, 2003;

  (b)
  Audited consolidated financial statements of Allstream as at December 31, 2003 and for the period from April 1, 2003 to December 31, 2003;

  (c)
  Unaudited consolidated statement of operations of AT&T Canada Inc. ("Predecessor"), the predecessor corporation to Allstream, for the three months ended March 31, 2003; and

  (d)
  Such other supplementary information as was considered necessary to reflect the Transaction in the Statements.

  The pro forma adjustments reflecting the Transaction with Allstream under the purchase method of accounting are based on certain estimates and assumptions. The actual adjustments to MTS's consolidated financial statements upon consummation of the Transaction and the allocation of the purchase price of Allstream will depend on a number of factors including additional information available at such time, changes in market values and changes in Allstream's operating results between the date of these pro forma financial statements and the effective date of the Transaction. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material.

  The excess of the estimated fair value of the net assets acquired (including identifiable intangible assets arising from the Transaction) over the purchase price has been allocated, on a pro rata basis, to the fair values of property, plant and equipment and identifiable intangible assets.

  The Statements do not include the anticipated financial benefits from such items as cost savings arising from the Transaction, nor do they include restructuring and integration costs which will be recorded by MTS following the completion of the Transaction.

  The Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the Transaction been effected on the dates indicated, or the results that may be obtained in the future.

  Certain elements of the Predecessor, Allstream and MTS consolidated financial statements have been reclassified to provide a consistent classification format.

2.     COMBINED AND ADJUSTED PREDECESSOR AND ALLSTREAM UNAUDITED PRO FORMA STATEMENT OF INCOME

  The combined and adjusted Predecessor and Allstream unaudited pro forma statement of income is comprised of the sum of three components:

    •
    the condensed consolidated statement of operations of the Predecessor for the three months ended March 31, 2003;

    •
    the condensed consolidated statement of operations of Allstream for the period from April 1, 2003 to December 31, 2003; and

    •
    adjustments related to income and expense that are directly attributable to the three month period ended March 31, 2003 during which the Predecessor was under the protection of the Companies' Creditors Arrangement Act (Canada) ("CCAA"). These adjustments eliminate the impact of $104 million of interest expense and $326 million of foreign exchange gain on long term debt compromised as a result of the CCAA proceedings. The compromised debt was settled, by way of exchange for equity interests in Allstream, as part of a plan of arrangement implemented concurrent with the emergence of the Predecessor from protection under the CCAA on April 1, 2003. In addition, the adjustments include the elimination of $26 million of reorganization expenses incurred during the three month period ended March 31, 2003 subsequent to the filing of the application for creditor protection under the CCAA.

3.     THE TRANSACTION WITH ALLSTREAM

  Upon consummation of the Transaction, MTS will acquire all of the outstanding Allstream Shares.

  Under the terms of the Arrangement Agreement made as of March 18, 2004, for each Allstream Share held by a Qualifying Allstream Shareholder, the holder will receive:

  (i)
  $23.00 cash; and

  (ii)
  that number of duly authorized, fully-paid and non-assessable MTS Common Shares equal to the product of the total number of such Allstream Shares held multiplied by an exchange ratio of 1.0909.

  For each Allstream Share held by a Non-Qualifying Shareholder, the holder will receive:

  (i)
  $23.00 cash; and

  (ii)
  that number of duly authorized, fully-paid and non-assessable MTS Class B Non-Voting Shares equal to the product of the total number of such Allstream Shares held multiplied by an exchange ratio of 1.0909. The holders of MTS Class B Non-Voting Shares are not entitled to vote on any matter at the meetings of the shareholders of MTS except as required by law, are entitled to dividends, and other distributions (other than on a liquidation, dissolution or winding up), ratably with the MTS Common Shares, and are entitled to advance notice of any liquidation, winding up or dissolution of MTS. MTS Class B Non-Voting Shares are convertible to MTS Common Shares, on a one-for-one basis (i) at the option of the holder: (a) subject to compliance with Canadian residency and other legal requirements applicable to MTS; or (b) in the event of an "Exclusionary Offer"; and (ii) automatically: (a) at the option of MTS; or (b) prior to a liquidation, dissolution or winding up of MTS.

  Based on the assumptions as described below, as a result of the Transaction, $468 million will be paid in cash, 1.647 million MTS Common Shares will be issued at an ascribed price of $48.57 per share and 20.557 million MTS Class B Non-Voting Shares will be issued at an ascribed price of $48.57 per share. The Statements assume the following:

  (i)
  All of Allstream's Class A Voting Shares outstanding at December 31, 2003 were held by Qualifying Allstream Shareholders. The total number of Allstream's outstanding Class A Voting Shares is 0.938 million as at December 31, 2003. In addition, it is expected that 0.572 million Class A Voting Shares will be issued by Allstream immediately prior to the Transaction, pursuant to the exercise of Allstream stock options outstanding as at December 31, 2003 under existing stock option plans. All of these shares will be acquired by MTS under the terms of the Transaction.

  (ii)
  All of Allstream's Class B Limited Voting Shares outstanding at December 31, 2003 were held by Non-Qualifying Allstream Shareholders. The total number of Allstream's Class B Limited Voting Shares is 18.844 million as at December 31, 2003. All of these shares will be acquired by MTS under the terms of the Transaction.

  (iii)
  For purposes of calculating the purchase consideration used in the Statements, the price of both the MTS Common Shares and the MTS Class B Non-Voting Shares to be issued is assumed to be $48.57 per share which represents the weighted average trading price of MTS Common Shares on the Toronto Stock Exchange for the period beginning two days before and ending two days after the announcement of the Transaction.

  (iv)
  The cash component of the Transaction will be financed using the after tax cash proceeds of approximately $603 million to be received by MTS as a result of MTS exercising its option to sell its interest in Bell West Inc. ("Bell West") to Bell Canada.

4.     ACCOUNTING FOR THE TRANSACTION WITH ALLSTREAM

  For the purposes of the Statements, the Transaction is accounted for using the purchase method of accounting.

(in millions)
Total purchase consideration
Cash	$468
MTS Common Shares	80
MTS Class B Non-Voting Shares	998

1,546
Add: Estimated transaction costs, net of income taxes	34

Total Purchase Consideration	$1,580

Allocation of purchase price
Carrying value of Allstream's net assets prior to the Transaction	624
Cash related to the exercising of existing stock options — Note 3(i)	22
Estimated fair value adjustments — Note 5(a)(iv) to (vii)	186

Recorded fair value of net balance sheet assets acquired	832
Future income tax assets recorded — Note 5(a)(iii)	1,006

1,838
Excess of amounts initially assigned to assets and liabilities over the purchase price	(258)

$1,580

  The purchase price is allocated to the balance sheet assets acquired (including identifiable intangible assets arising from the purchase) and liabilities assumed based on their estimated fair value. Certain fair value adjustments, and the related future income tax effect, to the Allstream balance sheet in connection with the Transaction are described in Notes 5(a)(iv) to (vii). The difference by which the amounts initially assigned to assets acquired and liabilities assumed exceeds the purchase consideration by $258 million and has been allocated as a pro rata reduction of property, plant and equipment and identifiable intangible assets.

  The estimated fair market value of Allstream's current assets, long term investments, other assets and liabilities, with the exception of the accrued employee benefits, was based on Allstream's consolidated financial statements as of December 31, 2003. With respect to accounting policies or practices, the main difference identified between Allstream and MTS related to the accounting for stock based compensation. This difference has been adjusted for as described in 5(b)(iii).

  The actual adjustments which MTS will ultimately make in finalizing the allocation of the purchase price of Allstream to the net assets acquired will depend on a number of factors, including the date of the Transaction and changes in the market value of net balance sheet assets and operating results of Allstream between December 31, 2003 and the Transaction date. MTS expects that the actual amounts for each of the assets will vary from the pro forma amounts and that the variation may be material. Further, additional valuation work is required by MTS to determine the fair value of assets and liabilities acquired, including the fair value of identifiable intangible assets and future income tax assets. MTS will make such adjustments as of the closing date of the Transaction.

5.     PRO FORMA ADJUSTMENTS

  (a)
  The unaudited pro forma consolidated balance sheet as at December 31, 2003 incorporates the following adjustments:

  (i)
  Given that the proceeds from the sale of its interest in Bell West will be used to finance the cash portion of the purchase price, the option exercised on February 2, 2004, by MTS, relating to the sale of its interest in Bell West has been reflected in the pro forma balance sheet as if this transaction had occurred and the related after tax cash proceeds of approximately $603 million had been received on December 31, 2003. The adjustments related to this assumption include an increase in cash of $603 million, a decrease in current investments of $405 million, a decrease of future income tax assets of $5 million and an increase in retained earnings of $193 million.

  (ii)
  Immediately prior to the Transaction, 0.572 million Allstream stock options will be exercised for cumulative consideration of $22 million, which has been reflected by way of an increase to both cash and share capital. Then, as described in note 1, cash has been reduced by $468 million to reflect the cash component of the Transaction. Further, accounts payable has been increased by $34 million related to estimated transaction costs that will be incurred. In addition, share capital has been increased by $1,078 million in connection with the share exchange that occurs as part of the Transaction.

  (iii)
  In determining the fair value of the net assets of Allstream acquired in the Transaction, current and non-current future income tax assets have been increased by $1,006 million. Of this balance, $900 million relates to the recognition of the benefit of unused loss carry forwards accumulated by Allstream and $106 million relates to the benefit of other previously unrecognized temporary differences between the tax and accounting values of Allstream's assets and liabilities. It is anticipated that the loss carry forwards will be utilized over five years. For purposes of the unaudited pro forma consolidated balance sheet, $180 million of the future income tax asset relating to the recognition of the benefit of the unused loss carry forwards has been included in current assets. The remaining $720 million of this future income tax asset as well as the $106 million of the future income tax asset relating to other previously unrecognized temporary differences, which totals $826 million, have been shown as non-current.

  (iv)
  The fair value adjustment to Allstream's property, plant and equipment reflects the difference between the estimated fair market value and the carrying value of these assets, adjusted pro rata for the excess of amounts assigned to assets acquired and liabilities assumed over the purchase consideration. The net fair value adjustment to property, plant and equipment amounted to a net reduction of $178 million. This amount is comprised of an initial fair value increase of $174 million, and the subsequent pro rata reduction of $352 million.

  (v)
  The estimated fair value of Allstream's accrued pension and other accrued employee benefit liabilities is $10 million less than its carrying value.

  (vi)
  Intangible assets acquired have been reflected at $50 million. This amount is comprised of an initial fair value increase of $100 million, and the subsequent pro rata reduction of $50 million. This amount will be amortized over its useful life, which is estimated to be seven years.

  (vii)
  Future income tax assets of $46 million have been recorded related to the fair value adjustments described in 5(a)(iv) to (vi).

  (viii)
  Allstream's share capital, deficit and contributed surplus have been eliminated to reflect the effect of the Transaction.

    (ix)
    Intercompany accounts in the amount of $1 million have been eliminated.

  (b)
  The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2003 incorporates the following adjustments:

  (i)
  A decrease in amortization expense of $55 million as a result of the fair value adjustments made to Allstream's property, plant and equipment as described in Note 5(a)(iv).

  (ii)
  Amortization of identifiable intangible assets of $7 million arising from the Transaction described in Note 5(a)(vi).

  (iii)
  An increase in baseline operating expenses of $3 million as a result of expensing Allstream's 2003 stock based compensation costs so that the accounting policy related to these costs is consistent with that adopted by MTS for the year ended December 31, 2003.

  (iv)
  The equity losses included in MTS's 2003 condensed consolidated statement of income relate to MTS's investment in Bell West. It has been assumed that this investment has been sold as at December 31, 2003 as described in Note 5(a)(i). Accordingly, the impact of the equity losses has not been adjusted in the pro forma condensed consolidated statement of income for the year ended December 31, 2003, even though MTS will no longer record equity losses relating to its investment in Bell West after the exercise of its option on February 2, 2004.

  (v)
  An income tax effect of $27 million was recorded as a result of the adjustments to the unaudited pro forma condensed consolidated statement of operations arising from items 5(a)(i) to (vi).

  (vi)
  The elimination of intercompany revenues and expenses of $10 million.

6.     PRO FORMA EARNINGS PER SHARE

  The MTS Class A Shares and the MTS Class B Non-Voting Shares will effectively participate in the combined earnings of MTS and Allstream on an equivalent basis with the Common Shares. Accordingly, the pro forma basic earnings per share for the year ended December 31, 2003 has been calculated based on the estimated weighted average number of MTS Shares on a pro forma basis. The pro forma weighted average number of MTS Shares outstanding after giving effect to the Transaction is 85.174 million for the year ended December 31, 2003, which reflects:

  (a)
  The weighted average number of MTS Common Shares outstanding for the year ended December 31, 2003 of 61.590 million.

  (b)
  The weighted average number of MTS Class A Shares outstanding for the year ended December 31, 2003 of 1.380 million.

  (c)
  The issuance of 1.647 million MTS Common Shares, and the issuance of 20.557 million MTS Class B Non-Voting Shares, both as described in Note 3.

EXHIBIT B

CONSENT OF MTS's AUDITORS

We have read the Management Proxy Circular of Allstream Inc. (the "Company") dated April 8, 2004 to the shareholders of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of Manitoba Telecom Services Inc. on the consolidated balance sheets of Manitoba Telecom Services Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2003. Our report is dated February 2, 2004, except as to the second paragraph of Note 20 which is as of March 18, 2004.

We also consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of Manitoba Telecom Services Inc. on the consolidated balance sheets of Manitoba Telecom Services Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2002. Our report is dated January 30, 2003.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Winnipeg, Manitoba
April 8, 2004

EB-1

EXHIBIT C

CONSENT OF ALLSTREAM'S AUDITORS

The Board of Directors
Allstream Inc.:

        We have read the Management Proxy Circular of Allstream Inc. dated April 8, 2004 relating to the arrangement involving Allstream Inc. and Manitoba Telecom Services Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of: (i) our report to the shareholders of Allstream Inc. on the consolidated balance sheet of Allstream Inc. as at December 31, 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the period from April 1, 2003 to December 31, 2003, and (ii) our report to the shareholders of AT&T Canada Inc. on the consolidated balance sheet of AT&T Canada Inc. as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002 and 2001. Our report relating to the consolidated financial statements of Allstream Inc. for the period from April 1, 2003 to December 31, 2003 is dated January 30, 2004. Our report relating to the consolidated financial statements of AT&T Canada Inc. for the years ended December 31, 2002 and 2001 is dated January 31, 2003, except as to notes 1, 8 and 25, which are as of February 25, 2003.

(Signed) KPMG LLP
Chartered Accountants

Toronto, Canada
April 8, 2004

EC-1

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NOTICE TO UNITED STATES SHAREHOLDERS
ALLSTREAM INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
ALLSTREAM MANAGEMENT PROXY CIRCULAR
REPORTING CURRENCY AND FINANCIAL INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
INFORMATION CONTAINED IN THIS CIRCULAR
SUMMARY OF PROXY CIRCULAR
The Transaction
Reasons for the Transaction
Recommendation of the Board
Scotia Capital Fairness Opinion
Shareholder Votes Required
Arrangement Mechanics
Fractional Shares
Interests of Management and Others in the Transaction
Non-Solicitation Covenants
Conditions to the Arrangement Becoming Effective
Closing
Termination of the Arrangement Agreement
Termination Fee and Expenses
Procedure for Exchange of Share Certificates
MTS and Allstream After the Transaction
Selected Unaudited Pro Forma Consolidated Financial Information of MTS
Dissenting Shareholders' Rights
The Companies
Selected Historical Consolidated Financial Information of MTS
MTS Selected Financial Information (in millions, except per share amounts)
Investment Considerations
Certain Tax Considerations for Allstream Shareholders
Meeting of Shareholders
THE TRANSACTION
OTHER TERMS OF THE ARRANGEMENT AGREEMENT
PROCEDURE FOR EXCHANGE OF SHARE CERTIFICATES BY ALLSTREAM SHAREHOLDERS AND DISTRIBUTION OF MTS COMMON SHARE CERTIFICATES OR MTS CLASS B NON-VOTING SHARE CERTIFICATES
MTS AND ALLSTREAM AFTER THE TRANSACTION
Consolidated Capitalization of MTS as at December 31, 2003
REGULATORY MATTERS
DISSENTING SHAREHOLDERS' RIGHTS
INFORMATION CONCERNING ALLSTREAM
Option Grants During the Most Recently Completed Financial Year
Aggregated option exercises during the most recently completed financial year and financial year-end option values
Annual Benefits Payable at Age 62 (the earliest age at which an unreduced retirement benefit is available)
INFORMATION CONCERNING MTS
MTS Selected Financial Information (in millions, except per share amounts)
INVESTMENT CONSIDERATIONS RELATING TO MTS SHARES
SUMMARY COMPARISON OF SHAREHOLDER RIGHTS
CERTAIN TAX CONSIDERATIONS FOR ALLSTREAM SHAREHOLDERS
ELECTION OF DIRECTORS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
BOARD SUPER-MAJORITY REQUIREMENTS
APPOINTMENT AND REMUNERATION OF AUDITORS
GENERAL PROXY INFORMATION
LEGAL MATTERS
APPROVAL OF ALLSTREAM
GLOSSARY OF TERMS
APPENDIX A ALLSTREAM ARRANGEMENT RESOLUTION RESOLUTION OF THE ALLSTREAM SHAREHOLDERS
APPENDIX B RIGHTS PLAN RESOLUTION RESOLUTION OF THE ALLSTREAM SHAREHOLDERS
APPENDIX D PLAN OF ARRANGEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT
ARTICLE 3 THE ARRANGEMENT
ARTICLE 4 CERTIFICATES
ARTICLE 5 RIGHTS OF DISSENT
ARTICLE 6 AMENDMENTS
APPENDIX E INTERIM ORDER
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)
ALLSTREAM INC.
INTERIM ORDER
APPENDIX F
APPLICATION
APPENDIX G SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
SCHEDULE A ALLSTREAM'S CORPORATE GOVERNANCE PRACTICES
EXHIBIT A MTS PRO FORMA FINANCIAL STATEMENTS
COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
MANITOBA TELECOM SERVICES INC UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME For the year ended December 31, 2003 (in millions of Canadian dollars, except per share information)
MANITOBA TELECOM SERVICES INC UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET As at December 31, 2003 (in millions of Canadian dollars)
MANITOBA TELECOM SERVICES INC. NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Unaudited, in millions of Canadian dollars)
EXHIBIT B CONSENT OF MTS's AUDITORS
EXHIBIT C
CONSENT OF ALLSTREAM'S AUDITORS